Exhibit 2.1

Execution Copy

STOCK PURCHASE AGREEMENT

by and among

SRA INTERNATIONAL, INC.,

a Delaware corporation,

SYSTEMS RESEARCH AND APPLICATIONS CORPORATION,

a Virginia corporation,

THE SHAREHOLDERS OF GALAXY SCIENTIFIC CORP.,

and

GALAXY SCIENTIFIC CORP.

a New Jersey corporation

Dated: June 9, 2005

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3.37	EVENTS SUBSEQUENT TO MOST RECENT FISCAL YEAR END	53
3.38	BACKLOG.	55
3.39	EXTENSIONS OF CREDIT.	55
3.40	SCI DOCUMENTS INVENTORY.	55

4.	REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER	55

4.1	ORGANIZATION	55
4.2	NECESSARY AUTHORITY	55
4.3	NO CONFLICTS	56
4.4	BROKERS	56
4.5	INSOLVENCY	56
4.6	FINANCING	56
4.7	LITIGATION; COMPLIANCE WITH LAW	56
4.8	INVESTMENT INTENT	56

5.	COVENANTS OF THE SELLERS, COMPANY, PURCHASER AND PARENT	57

5.1	AFFIRMATIVE COVENANTS OF COMPANY AND SELLERS	57
5.2	NEGATIVE COVENANTS OF COMPANY AND SELLERS	57
5.3	ADVERSE DEVELOPMENTS	61
5.4	POTENTIAL BREACH	61
5.5	ACCESS	61
5.6	FINANCIAL STATEMENTS	61
5.7	NO NEGOTIATIONS	61
5.8	CONFIDENTIALITY	62
5.9	NO INCONSISTENT ACTION	63
5.10	PERMITS	63
5.11	TAXES AND ASSESSMENTS	63
5.12	OBLIGATIONS TO EMPLOYEES	63
5.13	NOTIFICATION; UPDATES TO DISCLOSURE SCHEDULE.	64
5.14	FURTHER ACTION; EFFORTS; HSR.	64
5.15	PERFORMANCE PLAN.	66

6.	CONDITIONS TO PURCHASER’S OBLIGATIONS	66

6.1	REPRESENTATIONS AND WARRANTIES	66
6.2	COMPLIANCE WITH COVENANTS	66
6.3	CLOSING DOCUMENTS	66
6.4	RECEIPT OF THIRD PARTY CONSENTS	67
6.5	GOVERNMENTAL CONSENTS, APPROVALS AND WAIVERS	67
6.6	ABSENCE OF LITIGATION	67
6.7	REORGANIZATION.	67
6.8	OPTION TERMINATION AGREEMENTS; STOCK REDEMPTION	67
6.9	EXECUTION OF NON-SOLICITATION AGREEMENTS	68
6.10	EXECUTION OF NON-COMPETITION AGREEMENTS	68
6.11	EXECUTION OF STANDARD EMPLOYEE NDAS	68
6.12	TERMINATION OF 401(K) PLAN.	68
6.13	NO MATERIAL ADVERSE EFFECT.	68

7.	CONDITIONS TO COMPANY’S AND SELLERS’ OBLIGATIONS	68

7.1	REPRESENTATIONS AND WARRANTIES	68
7.2	COMPLIANCE WITH COVENANTS	69
7.3	CLOSING DOCUMENTS	69
7.4	CONSENTS AND WAIVERS	69
7.5	ABSENCE OF LITIGATION	69

8.	CLOSING	69

8.1	TIMING	69

9.	CLOSING DOCUMENTS	69

9.1	CLOSING DOCUMENTS TO BE DELIVERED BY COMPANY AND SELLERS	69
9.2	CLOSING DOCUMENTS TO BE DELIVERED BY PURCHASER AND PARENT	71
9.3	OTHER CLOSING DOCUMENTS AND ACTIONS	71

10.	TERMINATION.	71

10.1	TERMINATION	71
10.2	EFFECT OF TERMINATION	72

11.	INDEMNIFICATION	72

11.1	INDEMNIFICATION BY THE SELLERS AND FORMER OPTION HOLDERS	72
11.2	INDEMNIFICATION BY THE PURCHASER AND PARENT	73
11.3	SUPPLEMENTAL INDEMNIFICATION	73
11.4	SURVIVAL OF REPRESENTATIONS AND WARRANTIES	74
11.5	CERTAIN LIMITATIONS ON INDEMNIFICATION OBLIGATIONS	74
11.6	DEFENSE OF CLAIMS.	75
11.7	INSURANCE PROCEEDS	76
11.8	DAMAGES.	77
11.9	NON-THIRD PARTY CLAIMS.	77
11.10	LIABILITY OF THE COMPANY	77
11.11	TAX TREATMENT	77
11.12	NO WAIVER	77
11.13	EXCLUSIVE REMEDY.	78
11.14	NO RIGHT OF CONTRIBUTION	78

12.	POST CLOSING MATTERS	78

12.1	COOPERATION	78
12.2	LITIGATION SUPPORT	78
12.3	TRANSITION	79
12.4	BOOKS AND RECORDS	79
12.5	COOPERATION AND RECORDS RETENTION	79
12.6	TAX MATTERS.	79
12.7	REFUNDS.	81
12.8	338(H)(10) ELECTION.	81
12.9	MARKET STAND-OFF.	82
12.10	NAME CHANGES.	83
12.11	RIGHT OF FIRST REFUSAL.	83
12.12	CERTAIN CONTEST RIGHTS.	84

13.	EXPENSES	85

14.	AMENDMENT	86

15.	BENEFIT AND ASSIGNABILITY	86

16.	NOTICES	86

17.	WAIVER	87

18.	ENTIRE AGREEMENT	88

19.	COUNTERPARTS	88

20.	CONSTRUCTION	88

21.	EXHIBITS AND DISCLOSURE SCHEDULES	88

22.	SEVERABILITY	88

23.	CHOICE OF LAW	88

24.	PUBLIC STATEMENTS	89

25.	COUNSEL	89

26.	WAIVER OF TRIAL BY JURY	90

27.	REMEDIES	90

28.	NO THIRD PARTY BENEFICIARIES	90

29.	SELLER REPRESENTATIVE.	90

Exhibits

Exhibit A	Form of Escrow Agreement
Exhibit B-1	Form of Non-Solicitation Agreement
Exhibit B-2	Form of Non-Competition Agreement
Exhibit B-3	Majority Seller Non-Competition Agreement
Exhibit B-4	Seller Affiliate Non-Competition Agreement
Exhibit C	Form of Standard Employee NDA
Exhibit D	Form of Option Termination Agreement
Exhibit E	Forms of Opinion Letters
Exhibit F	Technology License Agreement Term Sheet
Exhibit G	Stock Redemption Agreement

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Schedules

Schedule 1	Sellers
Schedule CG	Core Group
Schedule KE	Key Employees
Schedule K	Additional Persons with Knowledge
Schedule 2.2	Seller and Former Option Holder Equity Ownership, Percentage Ownership, Etc.
Schedule 3.1	Addresses of Places of Business and Location of Assets of Company; Qualifications; Use of Names during Past Five Years
Schedule 3.4	Capitalization
Schedule 3.6	Non-Contravention
Schedule 3.7	Permits
Schedule 3.8	Compliance with Laws
Schedule 3.9	Assets; Liens
Schedule 3.10	Personal Property
Schedule 3.11	Accounts Receivable
Schedule 3.12	Intellectual Property
Schedule 3.13	Contracts
Schedule 3.14	Litigation
Schedule 3.15	Financial Statements
Schedule 3.16	Liabilities
Schedule 3.17	Tax Matters
Schedule 3.19	Employee Benefit Plans
Schedule 3.20	Insurance
Schedule 3.22	Leases and Real Property
Schedule 3.23	No Other Agreements to Sell
Schedule 3.24	Transactions with Certain Persons
Schedule 3.26	Affiliates
Schedule 3.27	Employees
Schedule 3.28	Conflict of Interest Provisions
Schedule 3.29	Government Audits
Schedule 3.30	Labor Relations
Schedule 3.32	Brokers
Schedule 3.33	Government Contracts
Schedule 3.34	Defense Articles, Defense Services and Technical Data
Schedule 3.35	Bank Accounts
Schedule 3.36	Suppliers and Customers
Schedule 3.37	Subsequent Events
Schedule 3.38	Backlog
Schedule 3.39	Sarbanes-Oxley Act/ Extensions of Credit
Schedule 6.4	Company and Sellers Consents, Etc.
Schedule 7.4	Purchaser and Parent Consents, Etc.

STOCK PURCHASE AGREEMENT

THIS STOCK PURCHASE AGREEMENT (this “Agreement”) is entered into as of the 9th day of June, 2005, by and among SRA International, Inc., a Delaware corporation (“Parent”), Systems Research and Applications Corporation, a Virginia corporation (“Purchaser”), Galaxy Scientific Corp., a New Jersey corporation (“Company”), those Persons listed on Schedule 1 hereto (collectively, “Sellers”), and Dr. James Yoh, one of the Sellers, as a representative of all of the Sellers (the “Seller Representative”).

RECITALS

A. Sellers collectively own all of the issued and outstanding capital stock of Company, consisting of 951,000 shares (the “Company Common Stock”) of common stock, without par value per share (the “Common Stock”).

B. Sellers desire to sell and convey the Company Common Stock to Purchaser, and Purchaser desires to purchase the Company Common Stock from Sellers, upon the terms and conditions set forth in this Agreement.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual covenants, conditions and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. DEFINITIONS; INTERPRETATION. As used in this Agreement, the following terms will have the respective meanings set forth below:

1.1 Definitions.

“Actual Net Assets” shall have the meaning set forth in Section 2.4 hereof.

“Affiliate” means any Person that, directly or indirectly, Controls, is Controlled by, or is under common Control with or of, such entity. The term “Control” (including, with correlative meaning, the terms “Controlled by” and “under common Control with”), as used with respect to any entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such entity, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Group” shall have the meaning set forth in Section 1504(a) of the Code.

“Allocable Portion” means, with respect to each Seller and each Former Option Holder, the percentage obtained by dividing (i) the number of shares of Company Common Stock owned by such Seller or the number of shares of Common Stock into which options owned by such Former Option Holder are exercisable by (ii) the sum of (A) the total number of shares of Company Common Stock issued and outstanding and (B) the total number of shares of Common Stock into which options owned by all of the Former Option Holders are exercisable, in each case immediately prior to the Closing and after the redemption of Company Common Stock as contemplated by the Stock Redemption Agreement attached hereto as Exhibit G.

“Allocation Statement” shall have the meaning set forth in Section 12.8(b) hereof.

“Assets” means all cash and cash equivalents, marketable securities, Personal Property and real property of Company, all Contracts, Leases and Property Warranties to which Company is a party, all Permits held by Company, all Intellectual Property and all other assets of Company.

“Asserted Tax Claim” shall have the meaning set forth in Section 12.12(a) hereof.

“Asserted Tax Claim Proceeding” shall have the meaning set forth in Section 12.12(b) hereof.

“Basket Amount” shall have the meaning set forth in Section 11.5(a) hereof.

“Benefit Plans” shall have the meaning set forth in Section 3.19(a) hereof.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in Fairfax County, Virginia are open for the general transaction of business.

“CECOM Rapid Response Contract” means that certain Contract DAAB07-03-D-B0011 with respect to the U.S. Army CECOM Rapid Response Program, as amended and in effect.

“Classified Documents” means CONFIDENTIAL, SECRET, and TOP SECRET documents, each as defined by Executive Order 12958, or any more recent Executive Order

“Classified Facility” means any facility certified as acceptable for processing, discussing, or storing classified or collateral level information under the National Industrial Security Program Operating Manual or under the manuals or Laws of other Governmental Authorities.

“Closing” shall have the meaning set forth in Section 2.2(a) hereof.

“Closing Date” shall have the meaning set forth in Section 2.2(a) hereof.

“Closing Date Purchase Price” shall have the meaning set forth in Section 2.1 hereof.

“Closing Payment” shall have the meaning set forth in Section 2.2(c) hereof.

“Closing Payment Certificate” shall have the meaning set forth in Section 2.3(a) hereof.

“Code” means the Internal Revenue Code of 1986, as amended.

“Cognizant Agency” means the U.S. Department of Defense through its representatives in the Defense Security Service and each and every agency sponsoring or acting as Cognizant Security Authority for the Sensitive Compartmented Information Facilities maintained by the Company or for any access held by employees of the Company to the extent the Defense Security Service is not recognized as the Cognizant Authority for the Classified Facility or for sponsorship of those accesses.

“Common Stock” shall have the meaning set forth in the Recitals to this Agreement.

“Company” shall have the meaning set forth in the Preamble to this Agreement.

“Company Common Stock” shall have the meaning set forth in the Recitals to this Agreement.

“Company Contact” shall have the meaning set forth in Section 12.11(a) hereof.

“Confidential Information” means any information concerning the business and affairs of the Company or the Assets, that is not generally available to the public, including but not limited to know-how, trade secrets, customer lists, details of customer or consultant contracts, pricing policies, operational methods and marketing plans or strategies, and any information disclosed to the Company by third parties to the extent that the Company has an obligation of confidentiality in connection therewith.

“Contingent Payment” means each payment to the Company by an unaffiliated Person in connection with the termination claim related to the CATSA contract, which claim is described in the notes to the audited Financial Statements for the Company’s fiscal year ending April 3, 2005 less (a) any reasonable Company, Purchaser or Parent costs of collection in connection with the foregoing after the Closing, including without limitation court costs and reasonable attorneys’, accountants’ and experts’ fees and expenses and (b) any incremental tax liability of the Company due to such payments.

“Contingent Payment Escrow Account” shall have the meaning set forth in Section 2.2(c)(ii)(B) hereof.

“Contingent Payment Released Amount” shall have the meaning set forth in Section 2.7(a) hereof.

“Contracts” means all contracts, agreements, binding arrangements, bonds, notes, indentures, mortgages, debt instruments, licenses (and all other contracts, agreements or binding arrangements concerning Intellectual Property), franchises, leases and other instruments or obligations of any kind, written or oral (including any amendments and other modifications thereto), to which Company is a party or which are binding upon Company or the Assets, and which are in effect on the date hereof or as of the Closing, including, without limitation, those listed on Schedule 3.13, Schedule 3.22, or Schedule 3.33(a)(i).

“Copyrights” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Core Group” means the people listed on Schedule CG.

“DCAA” means the Defense Contract Audit Agency of the United States Government.

“Designated Representations” shall have the meaning set forth in Section 11.5(d) hereof.

“Determination” shall have the meaning set forth in Section 2.3(b) hereof.

“Direct Contract Costs” means, with respect to any period, the aggregate amounts of labor and other direct expenses, including, without limitation, expenses for materials, subcontracts, consultants and travel.

“Disclosure Schedules” means the disclosure schedules to this Agreement.

“Dr. Yoh Parties” shall have the meaning set forth in Section 12.11(a) hereof.

“Effective Time” shall have the meaning set forth in Section 8.1 hereof.

“Environmental Condition” means any contamination or damage to the environment caused by or relating to the use, handling, storage, treatment, recycling, generation, transportation, release, spilling, leaching, pumping, pouring, emptying, discharging, injection, escaping, disposal, dumping or threatened release of Hazardous Materials by Company or any other Person. With respect to claims by employees or other third parties, Environmental Condition shall also include the exposure of Persons to amounts of Hazardous Materials.

“Environmental Laws” means any Law relating to natural resources, pollution, protection of human health or the environment, or actual or threatened releases, discharges, or emissions into the environment or within structures.

“Environmental Noncompliance” means any violation of any Environmental Law.

“ERISA” shall have the meaning set forth in Section 3.8 hereof.

“Escrow Account” shall mean the Contingent Payment Escrow Account, the Identified Receivables Escrow Account and the Indemnity Escrow Account.

“Escrow Agent” shall have the meaning set forth in Section 2.2(c)(i) hereof.

“Escrow Agreement” shall have the meaning set forth in Section 2.2(c)(i) hereof.

“Estimated Closing Date Balance Sheet” shall have the meaning set forth in Section 2.3(a) hereof.

“Estimated Net Assets” shall have the meaning set forth in Section 2.3(a) hereof.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Transaction Documents” shall have the meaning set forth in Section 11.1 hereof.

“FAR” shall have the meaning set forth in Section 3.33(c) hereof.

“Financial Statements” shall have the meaning set forth in Section 3.15 hereof.

“First Refusal Entity” shall mean Galaxy Tracking Systems, L.L.C., Galaxy Aviation Security, L.L.C., Galaxy Litebeams, L.L.C. and any of their current and future Affiliates providing the same or substantially similar goods or services as the foregoing Persons.

“First Refusal Notice” shall have the meaning set forth in Section 12.11(a) hereof.

“First Refusal Services” shall have the meaning set forth in Section 12.11(a) hereof.

“Former Option Holders” shall have the meaning set forth in Section 2.2(c)(i)(C) hereof.

“Former Seller Affiliates” means Galaxy Aviation Corporation, The Digital Group, L.L.C., Galaxy Environmental Corporation, Guidance Systems, L.L.C., and Product Assurance Corporation.

“GAAP” means generally accepted accounting principles in the United States of America, provided that in connection with the calculation of Estimated Net Assets and Actual Net Assets, GAAP shall mean generally accepted accounting principles in the United States of America as consistently applied in accordance with the Company’s past practices.

“Government” means the government of the United States of America, its agencies and instrumentalities.

“Governmental Authority” means any federal, state, local, foreign or other governmental, quasi-governmental or administrative body, instrumentality, department or agency or any court, tribunal, administrative hearing body, arbitration panel, commission, or other similar dispute-resolving panel or body.

“Government Bid” means any offer made by Company prior to the Closing Date which, if accepted, would result in a Government Contract.

“Government Contract” means any prime contract, subcontract, teaming agreement or arrangement, joint venture, basic ordering agreement, pricing agreement, letter contract or other similar arrangement of any kind, between Company, on the one hand, and (a) any Governmental Authority, (b) any prime contractor of a Governmental Authority in its capacity as a prime contractor, or (c) any subcontractor with respect to any contract of a type described in clauses (a) or (b) above, on the other hand. A task, purchase or delivery order under a Government Contract shall not constitute a separate Government Contract, for purposes of this definition, but shall be part of the Government Contract to which it relates.

“GUST” shall have the meaning set forth in Section 3.19(j) hereof.

“GUST Application for Determination” shall have the meaning set forth in Section 3.19(j) hereof.

“GUST Determination Letter” shall have the meaning set forth in Section 3.19(j) hereof.

“Hazardous Materials” means any substance, material, liquid or gas defined or designated as hazardous or toxic (or by any similar term) under any Environmental Law, or any other material regulated, or that could result in the imposition of liability, under any Environmental Law, including, without limitation, petroleum products and friable materials containing more than one percent (1.0%) asbestos by weight.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Identified Receivables” means any payments to the Company in connection with the $1,692,440 in Canadian federal Tax refunds due from the Canadian government for the tax years ending March 31, 2003 and March 31, 2004 and the $245,666 due from CATSA for termination costs that are specifically allowed in the Company’s contract with CATSA, including without limitation any interest or additional Tax refunds in connection with any of the foregoing.

“Identified Receivables Escrow Account” shall have the meaning set forth in Section 2.2(c)(ii)(C) hereof.

“Identified Receivables Released Amount” shall have the meaning set forth in Section 2.7(b) hereof.

“Indemnity Escrow Account” shall have the meaning set forth in Section 2.2(c)(ii)(A) hereof.

“Independent Accounting Firm” shall mean Grant Thornton LLP, or such other nationally recognized accounting firm mutually agreed upon by Purchaser and Sellers; provided, however, that the Independent Accounting Firm may not have a business relationship with any of the Sellers, Company or Purchaser.

“Indirect Costs” means any fringe benefits, general and administrative expenses and overhead expenses.

“Intellectual Property” means all of the following as they exist in any jurisdiction throughout the world, in each case, to the extent owned by, licensed to, or otherwise used or held for use by Company: (a) patents, patent applications and the inventions, designs and improvements described and claimed therein, patentable inventions, and other patent rights (including any divisionals, continuations, continuations-in-part, substitutions, or reissues thereof, whether or not patents are issued on any such applications and whether or not any such applications are amended, modified, withdrawn, or refiled) (collectively, “Patents”); (b) trademarks, service marks, trade dress, trade names, brand names, Internet domain names, designs, logos, or corporate names (including, in each case, the goodwill associated therewith), whether registered or unregistered, and all registrations and applications for registration thereof (collectively, “Trademarks”); (c) works of authorship, mask works and all copyrights therein, including all renewals and extensions, copyright registrations and applications for registration, and non-registered copyrights (collectively, “Copyrights”); (d) trade secrets, confidential business information, concepts, ideas, designs, research or development information, processes, procedures, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, know-how, data, mask works, discoveries, inventions, modifications, extensions, improvements, and other proprietary rights (whether or not patentable or subject to copyright, trademark, or trade secret protection) (collectively, “Trade Secrets”); (e) all domain name registrations, web sites and web pages and related rights, items and documentation related thereto (collectively, “Internet Assets”) (f) computer software programs, including all source code, object code, and documentation related thereto and all software modules, tools and databases (“Software”); and (g) all licenses, and sublicenses, and other agreements or permissions related to the preceding property.

“Interim Period” shall have the meaning set forth in Section 5.14(b) hereof.

“Internet Assets” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“IP Licenses” shall have the meaning set forth in Section 3.12(a) hereof.

“IRS” means Internal Revenue Service.

“Key Employees” means the Persons listed on Schedule KE.

“Knowledge” means (a) with respect to Company, the knowledge after reasonable inquiry of any member of the Core Group or any person listed on Schedule K, (b) with respect to any Seller, the knowledge of such Seller after reasonable inquiry, and (c) with respect to any other Person, the actual knowledge of such Person.

“Laws” shall have the meaning set forth in Section 3.6 hereof.

“Leases” shall have the meaning set forth in Section 3.22(a) hereof.

“Leased Improvements” means all leasehold improvements and fixtures located on the Leased Premises.

“Leased Premises” shall have the meaning set forth in Section 3.22(a) hereof.

“Liens” means all mortgages, deeds of trust, collateral assignments, security interests, Uniform Commercial Code financing statements, conditional or other sales agreements, liens, pledges, hypothecations, and other encumbrances on or ownership interests in the Assets or the Company Common Stock, as applicable.

“Losses” means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, amounts paid in settlement, liabilities, obligations, Taxes, Liens, losses, expenses, and fees, including court costs and reasonable attorneys’ fees and expenses.

“Major Holder” means any Seller other than a Minor Holder.

“Majority Seller Non-Competition Agreements” shall have the meaning set forth in Section 6.10 hereof.

“Material Adverse Effect” means, with respect to Company, any event, fact, condition, change, circumstance, occurrence or effect, which, either individually or in the aggregate with all other events, facts, conditions, changes, circumstances, occurrences or effects, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, properties, assets, liabilities, capitalization, stockholders’ equity, condition (financial or otherwise), operations, licenses or other franchises or results of operations of Company, or materially diminish the value of Company or the Company Common Stock or (b) does or would reasonably be expected to materially impair or delay the ability of Sellers to perform their obligations under this Agreement or to consummate the transactions contemplated hereby; provided, however, that (i) any adverse change, event or effect arising from or relating to general business or economic conditions, including without limitation any change, event or effect relating to any war, acts of terrorism or similar events, shall not be deemed to constitute, and shall not be taken into account in determining whether there has been, a “Material Adverse Effect” unless any of the foregoing disproportionately affects the Company; and (ii) any adverse change, event or effect relating to or affecting the government contracting sector generally, shall not be deemed to constitute and shall not be taken into account in determining whether there has been a “Material Adverse Effect” unless any of the foregoing disproportionately affects the Company; and (iii) any adverse change, event or effect that primarily results from the announcement of the transactions contemplated by this Agreement shall not be deemed to constitute and shall not be taken into account in determining whether there has been a “Material Adverse Effect” unless any of the foregoing disproportionately affects the Company.

“Minor Holder” means any Seller or Former Option Holder that receives aggregate Total Consideration of $1,000,100 or less.

“Net Assets” means the difference (whether positive or negative) of (a) the assets of the Company as of the Closing Date, minus (b) the liabilities of the Company as of the Closing Date, in each case as determined in accordance with GAAP immediately prior to the consummation of the purchase and sale of the Company Common Stock contemplated hereby; provided however, that, for purposes of the definition of “Net Assets,” whether or not the foregoing is consistent with GAAP:

(i) “assets” shall (A) exclude intangible assets, notes receivable from the Seller Affiliates referenced in Section 6.7, if any, the contract termination claim with respect to the CATSA contract disclosed in the notes to the Company’s audited Financial Statements for its fiscal year ended April 3, 2005 and any receivables in connection with that claim, and any cash to be distributed pursuant to Section 5.2(b) for which no accrued liability is included in the calculation of Net Assets and (B) include any indebtedness of the Sellers to the Company listed on the certificate delivered pursuant to Section 2.3(a); and

(ii) “liabilities” shall include, without limitation, (A) the amount of any bonuses or severance payable on or after the Closing (including, without limitation, any and all retention bonuses) or other bonuses payable upon or after a change in control of the Company, in each case related to agreements or Contracts entered into before the Closing, other than Transaction Bonuses, (B) all liabilities for accrued or deferred Taxes, (C) balance sheet reserves required under GAAP, including reserves for billings in excess of revenues, (D) reserves required or accrued for 401(k) plan or other withholdings arising from compensation for services rendered on or before the Closing, (E) all indebtedness of the Company (whether classified as long term or short term), and (F) all Taxes imposed on the Company attributable to the making of the Section 338(h)(10) in connection with the transactions contemplated by this Agreement; and

(iii) “liabilities” shall exclude, without limitation, (A) unpaid Seller Expenses, (B) the Option Termination Payment, (C) any Transaction Bonuses and (D) the stock based compensation accrual related to the exercise of Company stock options that is set forth in the notes to the Company’s audited Financial Statements for its fiscal year ended April 3, 2005. For the avoidance of doubt, the liabilities described in subsections (A), (B) and (C) are excluded because they are subtracted from the Closing Date Purchase Price pursuant to Section 2.2(c)(i) hereof.

“Net Assets Threshold” means Fifteen Million One Hundred Thousand Dollars ($15,100,000).

“Non-Competition Agreements” shall have the meaning set forth in Section 6.10 hereof.

“Non-Solicitation Agreements” shall have the meaning set forth in Section 6.9 hereof.

“Notices” shall have the meaning set forth in Section 16 hereof.

“Offering Period” shall have the meaning set forth in Section 12.11(a) hereof.

“Open Source Materials” shall have the meaning set forth in Section 3.12(n) hereof.

“Option Termination Agreement” means the agreement attached hereto as Exhibit D.

“Option Termination Payment” means the aggregate amount owed by the Company to all of the Former Option Holders in connection with the Option Termination Agreements plus the amount of all Company Taxes in connection therewith (e.g., the Company portion of amounts required under the Federal Insurance Contributions Act).

“Ordinary Course of Business” means, with respect to a Person, an action taken by such Person if (a) such action is recurring in nature, is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person; (b) such action is taken in accordance with sound and prudent business practices; and (c) such action is not required to be authorized by the shareholders of such Person, the board of directors of such Person or any committee of the board of directors of such Person.

“Parent” shall have the meaning set forth in the Preamble to this Agreement.

“Parent Material Adverse Effect” shall have the meaning set forth in Section 4.1 hereof.

“Patents” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Permits” means all federal, state, local or foreign permits, grants, easements, consents, approvals, authorizations, exemptions, licenses, franchises, certificates, or orders of, any Governmental Authority or any other Person, required for Company to own the Assets or conduct Company’s business as is now being conducted.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable, (b) statutory Liens of landlords, carriers, warehousemen, mechanics and materialmen and other similar Liens imposed by Law in the Ordinary Course of Business for sums not yet due and payable, (c) Liens that do not interfere with the use of the properties or assets by Company and which do not impair the use or substantially impair the value of such properties or assets including the value of such assets as collateral on behalf of the Company, the Purchaser or the Parent, and (d) Liens set forth on Schedule 3.9 hereof.

“Permitted Use” shall have the meaning set forth in Section 12.4 hereof.

“Person” means any individual, partnership, joint venture, corporation, trust, unincorporated organization, limited liability company, group, Governmental Authority, and any other person or entity.

“Personal Property” means all of the machinery, equipment, tools, vehicles, furniture, leasehold improvements, office equipment, plant, spare parts, equity interests in or debt instruments of any Affiliate, and other tangible personal property which are owned or leased by Company and have been used in the conduct of Company’s business or the operations of Company’s business including, without limitation, the Personal Property identified on Schedule 3.10.

“Property Warranties” means all of Company’s rights under any manufacturers’, vendors’ or other warranties relating to the Assets.

“Purchase Price” shall have the meaning set forth in Section 2.1 hereof.

“Purchaser” shall have the meaning set forth in the Preamble to this Agreement.

“Purchaser Material Adverse Effect” shall have the meaning set forth in Section 4.1 hereof.

“Purchaser Parties” shall have the meaning set forth in Section 11.1 hereof.

“Purchaser’s Representatives” shall have the meaning set forth in Section 5.5 hereof.

“Reasonable Best Efforts” means the efforts that a reasonably prudent Person would use to achieve a result as expeditiously as possible.

“Regulations” means the United States treasury regulations promulgated under the Code.

“Reorganization” means the dissolution of the Former Seller Affiliates, the transfer of the 99% equity interest in each of Galaxy Aviation Security, L.L.C. and Galaxy Tracking Systems, L.L.C. to a Person other than the Company or its other Subsidiaries, and any transactions or transfers or licenses of assets and/or liabilities related to the forgoing.

“Reorganization Claim” shall have the meaning set forth in Section 11.3(b) hereof.

“Representative” means, as to any Person, such Person’s Affiliates and its and their directors, officers, employees, agents, advisors (including, without limitation, financial advisors, counsel and accountants) and direct and indirect controlling persons.

“Response Action Contractor” means a Person that holds a response action contract to provide professional architect/engineering services to the U.S. Environmental Protection Agency to support response planning and oversight of activities under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended by the Superfund Amendments and Reorganization Act of 1986.

“SCI” or “Sensitive Compartmented Information” means such term as defined in the Director of Central Intelligence Directive 1/19, Security Policy for Sensitive Compartmented Information and Security Policy Manual (effective March 1, 1995).

“SCI Documents” means such term as described in the Director of Central Intelligence Directive 1/19, Security Policy for Sensitive Compartmented Information and Security Policy Manual (effective March 1, 1995), as applied to documents containing Sensitive Compartmented Information for which Company is accountable.

“Section 338(h)(10) Election” shall have the meaning set forth in Section 12.8(a) hereof.

“Seller” shall have the meaning set forth in the Preamble to this Agreement.

“Seller Affiliate Non-Competition Agreements” shall have the meaning set forth in Section 6.10 hereof.

“Seller Affiliates” means the Former Seller Affiliates, Engineering Integrated Services, L.L.C., Galaxy Technology, L.L.C., L.L.C., Galaxy International Corporation, Galaxy Tissue Technologies, L.L.C., and Galaxy Litebeams, L.L.C., and following the transfer of the equity interests of Galaxy Aviation Security, L.L.C. and Galaxy Tracking Systems, L.L.C. to a Person other than the Company or its other Subsidiaries, Galaxy Aviation Security, L.L.C and Galaxy Tracking Systems, L.L.C.

“Seller Expenses” shall mean the aggregate of (i) all fees and expenses paid or payable by the Company or the Sellers in connection with the consummation of the transactions contemplated hereby (or incurred in connection with the transactions hereunder) including any of the foregoing payable to legal counsel, accountants (including without limitation related to the income and franchise Tax Returns described Section 12.6 hereof), investment bankers, financial advisors, brokers, finders, or consultants plus (ii) any transfer, sale, use, stamp, conveyance, value added, recording, registration, documentary, filing and other non-income Taxes and administrative and filing fees (including, without limitation, notary fees) arising in connection with the consummation of the transaction contemplated by this Agreement and payable by the Company or the Sellers plus (iii) any and all fees and expenses paid, payable or accrued in connection with the Reorganization plus (iv) any and all fees and expenses paid, payable or accrued by the Company or any of the Sellers in connection with the Technology License Agreement Term Sheet attached as Exhibit F and the transactions contemplated thereby; provided that any filing fees required pursuant to the HSR Act shall not be Seller Expenses.

“Seller Parties” shall have the meaning set forth in Section 11.2 hereof.

“Seller Representative” shall have the meaning set forth in the Preamble to this Agreement and shall have the obligations and entitlements set forth in Section 29 hereof.

“Seller Returns” shall have the meaning set forth in Section 12.12(a) hereof.

“Shareholders Agreement” means the Shareholders Agreement dated December 1, 1994 by and among the Company and the Company shareholders parties thereto.

“Short Period Returns” shall have the meaning set forth in Section 12.6(a) hereof.

“Software” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Special Items Indemnity Claims” shall have the meaning set forth in Section 11.3(c) hereof.

“Standard Employee NDAs” shall have the meaning set forth in Section 6.11 hereof.

“Stock Redemption Agreement” means the agreement attached hereto as Exhibit G.

“Statement Date” shall have the meaning set forth in Section 3.15 hereof.

“Straddle Period Returns” shall have the meaning set forth in Section 12.6(b) hereof.

“Subsidiary” means, with respect to any Person, any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a partnership, association or other business entity if such Person or Persons shall be allocated a majority of partnership, association or other business entity gains or losses or shall be or control the managing director, managing member, general partner or other managing Person of such partnership, association or other business entity. Unless the context requires otherwise, each reference to a Subsidiary shall be deemed to be a reference to a Subsidiary of the Company.

“Tax” means any federal, state, local or foreign income, gross receipts, franchise, estimated, alternative minimum, add-on minimum, sales, use, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, capital stock, social security, unemployment, disability, payroll, license, employee or other withholding tax, or other tax, of any kind whatsoever, including any interest, penalties or additions to tax or additional amounts in respect of the foregoing; it being understood that the foregoing will include any transferee or secondary liability for a Tax and any liability assumed or arising as a result of being, having been, or ceasing to be a member of any Affiliated Group (or being included or required to be included in any Tax Return relating thereto) or as a result of any Tax indemnity, Tax sharing, Tax allocation or similar contract or arrangement.

“Tax Claim” means any claim for Losses or indemnification of the Purchaser Parties pursuant to Section 11, (a) based upon, arising out of or otherwise in respect of, any inaccuracy in or any breach of any representation or warranty of the Company contained in this Agreement related to liability of Company for Taxes, including, without limitation, Section 3.17, and (b) pursuant to Section 11.3(c).

“Tax Claim Notice” shall have the meaning set forth in Section 12.12(a) hereof.

“Tax Return” means any return, declaration, report, claim for refund, information return or other documents (including any related or supporting schedules, statements or information) filed or required to be filed in connection with the determination, assessment or collection of any Taxes of Company or any Affiliates of Company other than Sellers or the administration of any Laws or administrative requirements relating to any Taxes.

“Tax Sharing Agreements” shall have the meaning set forth in Section 3.17(g) hereof.

“Total Consideration” means the portion of the Purchase Price paid to a Seller or Former Option Holder on the Closing Date plus the total amount of the Purchase Price paid into escrow on such Person’s behalf on the Closing Date.

“Trademarks” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Trade Secrets” shall have the meaning set forth in the definition of Intellectual Property contained in this Section 1.

“Transaction Bonuses” means bonus amounts and any related Taxes payable by the Company in connection therewith totaling an aggregate of approximately $1,416,000.

“Transaction Documents” means this Agreement and each agreement, instrument or document attached hereto as an Exhibit and the other agreements, certificates and instruments to be executed by any of the parties hereto in connection with or pursuant to this Agreement.

1.2 Certain Interpretive Matters. In this Agreement, unless the context otherwise requires:

(a) words of the masculine or neuter gender shall include the masculine, neuter and/or feminine gender, and words in the singular number or in the plural number shall each include, as applicable, the singular number or the plural number;

(b) reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are permitted by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity;

(c) any accounting term used and not otherwise defined in this Agreement or any Transaction Document has the meaning assigned to such term in accordance with GAAP;

(d) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term;

(e) reference to any law (including statutes and ordinances) means such law as amended, modified codified or reenacted, in whole or in part, and in effect from time to time, including rules and regulations promulgated thereunder; and

(f) any agreement, instrument, insurance policy, statute, regulation, rule or order defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument, insurance policy, statute, regulation, rule or order as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes, regulations, rules or orders) by succession of comparable successor statutes, regulations, rules or orders and references to all attachments thereto and instruments incorporated therein.

The parties further acknowledge and agree that: (i) this Agreement is the result of negotiations between the parties and shall not be deemed or construed as having been drafted by any one party, (ii) each party and its counsel have reviewed and negotiated, or had the opportunity to negotiate, the terms and provisions of this Agreement (including any Exhibits and Schedules attached hereto) and have contributed, or had to opportunity to contribute, to its revision, (iii) the rule of construction to the effect that any ambiguities are resolved against the drafting party shall not be employed in the interpretation of this Agreement, and (iv) the terms and provisions of this Agreement shall be construed fairly as to all parties hereto and not in favor of or against any party, regardless of which party was generally responsible for the preparation of this Agreement.

2. PURCHASE PRICE.

2.1 Purchase and Sale of the Company Common Stock and Purchase Price. At the Closing and upon all of the terms and subject to all of the conditions of this Agreement, Sellers shall sell, transfer, assign and convey to Purchaser, and Purchaser shall purchase and accept from Sellers, the Company Common Stock. In full payment for the Company Common Stock, Purchaser shall pay at Closing, in the manner described in Section 2.2(c), $100,000,000 minus the amount by which the Net Assets Threshold exceeds Estimated Net Assets, if applicable, such estimate as determined in accordance with Section 2.3(a) hereof (the “Closing Date Purchase Price” and the Closing Date Purchase Price as adjusted pursuant to the terms of this Agreement is referred to as the “Purchase Price”). For the avoidance of doubt, if Estimated Net Assets exceeds the Net Assets Threshold there shall be no upward adjustment in the Closing Date Purchase Price.

2.2 Closing and Payments at Closing.

(a) The Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Holland & Knight, 1600 Tysons Boulevard, Suite 700, McLean, VA 22102, commencing at 10 a.m. local time on the date that is two (2) Business Days following the satisfaction or the Purchaser’s waiver of the closing conditions set forth in Section 6 and the satisfaction or the Company’s waiver of the closing conditions set forth in Section 7 (the “Closing Date”), provided that if the Closing Date would otherwise occur before July 1, 2005, the Purchaser shall have the right to delay the Closing Date (upon written notice to the Seller Representative) but shall not be permitted to delay the Closing Date to a date later than July 1, 2005. Subject to the provisions of Section 10, failure to consummate the purchase and sale provided for in this Agreement on the date and time and at the place determined pursuant to this Section 2.2(a) will not result in the termination of this Agreement and will not relieve any party of any obligation under this Agreement.

(b) Closing Deliverables. At the Closing, (i) Sellers will deliver to Purchaser the various certificates, instruments, and documents referred to in Section 9.1 below, (ii) Purchaser will deliver to the Sellers the various certificates, instruments, and documents referred to in Section 9.2 below, (iii) Sellers will deliver to Purchaser stock certificates representing all of the Company Common Stock, endorsed in blank or accompanied by duly executed assignment documents, or affidavits of lost stock certificate for such stock certificates (providing for indemnity in connection therewith); and (iv) Purchaser will deliver the payments specified in Section 2.2(c) below.

(c) Payments at Closing.

(i) At the Closing, Purchaser shall:

(A) pay $15,338,106 by wire transfer of immediately available funds to an escrow account to be established by Purchaser with SunTrust Bank (the “Escrow Agent”), to be held by the Escrow Agent and released thereby pursuant to the terms of an escrow agreement in the form attached hereto as Exhibit A (the “Escrow Agreement”);

(B) pay any unpaid Seller Expenses that have not been paid by the Sellers prior to Closing, and Purchaser shall reduce the amount of the Closing Date Purchase Price to be paid to Sellers by the sum of such amount paid;

(C) pay the amount of the Option Termination Payment to the Company by wire transfer of immediately available funds, which, immediately thereafter,

shall be paid at the Closing by the Company to the Persons executing Option Termination Agreement (the “Former Option Holders”) less required withholdings as set forth in Section 2.2(c)(iv). Schedule 2.2, under the heading “Option Holders” sets forth the name of each Person executing an Option Termination Agreement and for each option to purchase Company securities held by such Person, the type and number of shares of Company stock into which such option is exercisable, the applicable per share and aggregate exercise price, the price at which the Company is repurchasing such option pursuant to the applicable Option Termination Agreement, and the amount of such consideration that will be paid into the Escrow Account; and

(D) pay the amount of the Transaction Bonuses by wire transfer of immediately available funds to Company, which shall be paid by Company to the Persons listed in the certificate described in Section 2.3(a) and entitled to Transaction Bonuses less required withholdings as set forth in Section 2.2(c)(iv) of this Agreement.

The Closing Date Purchase Price minus the payments described in paragraphs (A), (B), (C) and (D) of this Section 2.2(c) is herein referred to as the “Closing Payment.”

(ii) In all cases subject to the terms of the Escrow Agreement, it is the understanding of the parties hereto that:

(A) $12,000,000 of the cash being transferred into escrow pursuant hereto and the Escrow Agreement (the “Indemnity Escrow Account”) shall be held in escrow for eighteen (18) months from the Closing (or longer in connection with pending claims, to the extent provided by the Escrow Agreement), provided that all or certain portions may be released to the Purchaser in respect of indemnity and other claims prior to the end of eighteen (18) month period. For the avoidance of doubt, all amounts in the Indemnity Escrow Account (including without limitation the amounts deposited for the benefit of the Former Options Holders) shall be available to secure the indemnification obligations set forth in Article 11; and

(B) $1,400,000 of the cash being transferred into escrow pursuant hereto and the Escrow Agreement with respect to Contingent Payments (the “Contingent Payment Escrow Account”) shall be held in escrow for eighteen (18) months from the Closing, provided that for each dollar of Contingent Payments received by the Company, one dollar held in the Contingent Payment Escrow Account shall be released to the Sellers and the Former Option Holders. Notwithstanding the foregoing, (x) the Sellers and the Former Option Holders shall not be entitled to receive an aggregate amount under this subsection (B) greater than the amount of funds in the Contingent Payment Escrow Account, and (y) prior to the eighteen (18) month anniversary of the Closing, neither the Seller Representative nor any of the Sellers or Former Option Holders shall seek the release of less than $50,000 from the Contingent Payment Escrow Account in any one release request (other than in connection with the final distribution of the funds remaining in the Contingent Payment Escrow Account pursuant to the Escrow Agreement); and

(C) $1,938,106 of the cash being transferred into escrow pursuant hereto and the Escrow Agreement with respect to Identified Receivables (the “Identified Receivables Escrow Account”) shall be held in escrow for eighteen (18) months from the Closing, provided that for each dollar of Identified Receivables received by the Company, one dollar held in the Identified Receivables Escrow Account shall be released to the Sellers. Notwithstanding the foregoing, (x) the Sellers shall not be entitled to receive an aggregate amount under this subsection (C) greater than the amount of funds in the Identified Receivables Escrow Account, and (y) prior to the eighteen (18) month anniversary of the Closing, neither the Seller Representative nor any of the Sellers shall seek the release of less than $50,000 from the Identified Receivables Escrow Account in any one release request (other than in connection with the final distribution of the funds remaining in the Identified Receivables Escrow Account pursuant to the Escrow Agreement).

Subject in all cases to the terms of the Escrow Agreement, due to the fact that certain amounts in escrow pursuant to the Escrow Agreement are being held in escrow for the benefit of the Former Options Holders, Schedule 2.2, under the heading “Escrow Amounts and Percentages”, sets forth (1) the amount that would be released to each Seller and Former Option Holder if the remaining funds in the Indemnity Escrow Account and the Contingent Payment Escrow Account were released to such Persons in full and (2) the percentage of funds that each such Person would be paid each time funds are released from the Indemnity Escrow Account and the Contingent Payment Escrow Account to the Sellers and Former Option Holders.

(iii) At the Closing, Purchaser shall pay the pro rata share of the Closing Payment applicable to each Seller (as set forth on Schedule 2.2 under the heading “Percentage Ownership of Issued and Outstanding Common Stock”) by wire transfer of immediately available funds to each Seller to an account designated by such Seller (such account to be designated at least three (3) Business Days prior to the Closing Date); provided that payments to each Seller shall be net of any indebtedness owed by such Seller to the Company, if any (including without limitation the amounts such Seller owes to the Company related to such Seller’s exercise of Company stock options).

(iv) At the Closing, immediately after the Purchaser pays the Option Termination Payment and the amount of the Transaction Bonuses to the Company, the Company shall pay to each Former Option Holder the amount set forth on Exhibit A of such Person’s Option Termination Agreement and to each Person listed in the certificate delivered pursuant to Section 2.3(a) and entitled to a Transaction Bonus the amount set forth in such certificate (with each such payment made on the Closing Date and before the Closing), in each case in accordance with the Company’s standard payroll practices, subject to any amounts that the Company is required to withhold as a matter of Law. The Company shall provide reasonable evidence of the payment of such amounts on the Closing Date.

(d) Closing Certificate and Flow of Funds Memorandum. On the Closing Date, the Seller Representative shall deliver to Purchaser a certified statement signed by the Company and the Seller Representative setting forth the amount of Seller Expenses, the aggregate amount of the Option Termination Payment (and the amount to be paid to each Former

Option Holder at Closing), the aggregate amount of the Transaction Bonuses, and the amount of the Closing Payment payable to each Seller, all in a form reasonably acceptable to the Purchaser. Such certificate shall also contain wire instructions for all of the forgoing payments (or instructions to pay certain amounts by check) and all of the other payments referenced in Section 2.2.

2.3 Determination of Net Assets.

(a) Determination of Estimated Net Assets. Not later than three (3), nor more than five (5) Business Days prior to the Closing Date, the Company and Sellers shall prepare and deliver to Purchaser a certificate certifying the Company’s and Sellers’ good faith estimate of the Net Assets of Company as of the Closing Date (“Estimated Net Assets”), and including an estimated unaudited balance sheet of Company as of the Closing Date (“Estimated Closing Date Balance Sheet”). Such certificate shall also set forth (v) a complete and accurate list of the amount of all indebtedness owed by each Seller to the Company (including without limitation the amounts any Seller owes to the Company related to such Seller’s exercise of Company stock options) as of the Closing Date; (w) a complete and accurate list of (1) all employees of Company as of the date of the certificate showing for each as of that date the employee’s name, job title or description, salary level (including any bonus or deferred compensation arrangements other than any such arrangements under which payments are at the discretion of Company) and also showing any bonus, commission, accrued paid time-off or other remuneration other than salary paid during Company’s fiscal year ending April 3, 2005 and (2) all current directors and officers of the Company and each of its Subsidiaries, setting forth each such Person’s name, positions, annual remuneration, bonuses and fringe benefits paid by the Company or such Subsidiary for the current fiscal year and the most recently completed fiscal year, (x) a list of the Transaction Bonuses to be paid at the Closing, including the amounts to be paid to each Company employee to receive a Transaction Bonus (which aggregate amount to all such employees shall equal the amount set forth in the definition of Transaction Bonus above), (y) a list of the base salaries and target bonus amount for each member of the Core Group on the date hereof, and (z) any contract or agreement to which a First Refusal Entity is bound as of the Closing that prohibits (A) such First Refusal Entity to subcontract the performance of First Refusal Services or (B) the granting of the right of first refusal to the Company to perform First Refusal Services on the First Refusal Entity’s behalf. For the avoidance of doubt, Estimated Net Assets shall exclude any receivables written off or determined by the Company to be uncollectible. As promptly as practicable but not later than one (1) Business Day prior to the Closing, Purchaser shall identify any adjustments that it believes are required to the certificate delivered by Sellers. If Sellers dispute any such adjustments, Purchaser and Sellers shall use Reasonable Best Efforts to resolve such dispute, after which Sellers shall re-deliver to Purchaser the certificate with such adjustments as the parties have agreed are appropriate. The form of certificate finally delivered pursuant to this Section 2.3(a) and acceptable to the Purchaser and the Sellers is referred to herein as the “Closing Payment Certificate.”

(b) Determination of Actual Net Assets. Within sixty (60) days after the Closing Date, Purchaser will prepare and deliver to Seller Representative a certificate, signed by Purchaser, certifying Purchaser’s determination of the actual Net Assets of the Company determined in accordance with GAAP as of the Closing Date, and identifying any adjustments to the Purchase Price as a result of such amounts being greater or less than the amounts set forth on the Closing Payment Certificate. If Seller Representative does not object to Purchaser’s certificate within thirty (30) days after receipt, or accepts such certificate during such thirty (30) day period, the Purchase Price shall be adjusted as set forth in Purchaser’s certificate, and payment made in accordance with Section 2.4. If Seller Representative objects to the Purchaser’s certificate, Seller Representative shall notify Purchaser in writing of such objection within thirty (30) days after Seller Representative’s receipt thereof (such notice setting forth in reasonable detail the basis for such objection). During such thirty (30) day period, Purchaser shall permit Seller Representative access to such work papers relating to the preparation of Purchaser’s certificate, as may be reasonably necessary to permit Seller Representative to review in detail the manner in which Purchaser’s certificate was prepared. Purchaser and Sellers shall thereafter negotiate in good faith to resolve any such objections. If Purchaser and Seller Representative are unable to resolve all of such differences within twenty (20) calendar days of Purchaser’s receipt of Seller Representative’s objections, the items in dispute may be referred by any party for determination as promptly as practicable to the Independent Accounting Firm, which shall be jointly engaged by Purchaser, on the one hand, and Seller Representative, on the other hand, pursuant to an engagement letter in customary form which each of Purchaser and Seller Representative shall execute. If Grant Thornton LLP is unable to serve as the Independent Accounting Firm and Purchaser and Seller Representative have failed to reach agreement on an Independent Accounting Firm within ten (10) calendar days following the termination of the twenty (20) calendar-day period referred to in the immediately preceding sentence, then the Independent Accounting Firm shall be selected by the American Arbitration Association. The Independent Accounting Firm shall prescribe procedures for resolving the disputed items and in all events shall make a written determination, with respect to such disputed items only, whether and to what extent, if any, the Closing Payment Certificate and the accompanying calculations of the Net Assets and/or liabilities of Company at Closing require adjustment based on the terms and conditions of this Agreement (the “Determination”). The Determination shall be based solely on presentations with respect to such disputed items by Purchaser and Seller Representative to the Independent Accounting Firm and not on the Independent Accounting Firm’s independent review; provided, that such presentations shall be deemed to include, without limitation, any work papers, records, accounts or similar materials delivered to the Independent Accounting Firm by Purchaser or Seller Representative in connection with such presentations and any materials delivered to the Independent Accounting Firm in response to requests by the Independent Accounting Firm. Each of Purchaser and Seller Representative shall use its Reasonable Best Efforts to make its presentation as promptly as practicable following submission to the Independent Accounting Firm of the disputed items, and each such party shall be entitled, as part of its presentation, to respond to the presentation of the other party and any question and requests of the Independent Accounting Firm. Purchaser and Seller Representative shall instruct the Independent Accounting Firm to deliver the Determination to Purchaser and Seller Representative no later than thirty (30) calendar days following the date on which the disputed items are referred to the Independent Accounting Firm. In deciding any matter, the Independent Accounting Firm (i) shall be bound by the provisions of this Section 2.3(b), (ii) may not assign a value to any item greater than the greatest value for such item claimed by either Purchaser or Seller Representative or less than the smallest value for such item claimed by Purchaser or Seller Representative, and (iii) shall be bound by the express terms, conditions and covenants set forth in this Agreement, including the definition of Net Assets contained herein. In the absence of fraud or manifest error, the Determination shall be conclusive and binding upon Purchaser, Seller Representative and Sellers. The Independent Accounting Firm shall consider only those items and amounts in the Purchaser’s certificate which Purchaser and Seller Representative were unable to resolve. All fees and expenses (including reasonable attorney’s fees and expenses and fees and expenses of the Independent Accounting Firm) incurred in connection with any dispute over Purchaser’s certificate shall be borne by the parties based on the percentage which the portion of the contested amount not awarded to each party bears to the amount actually contested by such party. No party hereto will retain the Independent Accounting Firm for any purposes not contemplated hereunder for a period of one year following the Closing Date other than to act as an independent accounting firm in connection with one or more future merger and acquisition transactions, and each such Independent Accounting Firm will be notified of this limitation.

2.4 Adjustment to Purchase Price. The Net Assets amount determined in accordance with Section 2.3(b) (the “Actual Net Assets”) shall be used to calculate post-Closing adjustments to the Purchase Price. If the Actual Net Assets exceeds the Estimated Net Assets, then Purchaser shall pay Sellers pro rata in accordance with their Allocable Portions (exclusive of the Former Option Holders Allocable Portion) an amount equal to such excess difference, but such payment shall not exceed the amount by which the Net Assets Threshold exceeded Estimated Net Assets. If the Estimated Net Assets exceeds the Actual Net Assets, and the Estimated Net Assets and the Actual Net Assets are less than the Net Assets Threshold, then the Seller Representative agrees to execute such documentation necessary to instruct the Escrow Agent to pay the amount of such difference between the Estimated Net Assets and the Actual Net Assets to Purchaser from the Indemnity Escrow Account in accordance with the terms of the Escrow Agreement. In addition, if (a) Estimated Net Assets exceeds Actual Net Assets, (b) Estimated Net Assets is greater than the Net Assets Threshold, and (c) Actual Net Assets is less than the Net Assets Threshold, then the Seller Representative agrees to execute such documentation necessary to instruct the Escrow Agent to pay the amount of such difference between the Net Assets Threshold and the Actual Net Assets to Purchaser from the Indemnity Escrow Account in accordance with the terms of the Escrow Agreement and shall be treated for purposes of the Indemnity Escrow Account as a “Particular Escrow Participant Indemnity Claim” with respect to each Seller. For the avoidance of doubt, if the Estimated Net Assets exceeds the Actual Net Assets, and the Actual Net Assets is greater than the Net Assets Threshold, then no adjustment to the Purchase Price is necessary. All payments to be made to either Purchaser or Sellers pursuant to this Section 2.4 shall be made by check or by wire transfer of immediately available funds to Sellers’ accounts or Purchaser’s account, as applicable, within three (3) Business Days after the date on which Actual Net Assets is finally determined pursuant to Section 2.3 above.

2.5 Bonus Payments On or Before Closing. Company shall pay, on or before the Closing, any severance or bonus payments required to be paid to employees for employees who cease their employment as of or prior to Closing.

2.6 Form of Payments. Except as expressly provided herein, all payments hereunder shall be made by delivery to the recipient by depositing, by bank wire transfer, the required amount (in immediately available funds) in an account of the recipient, which account shall be designated by the recipient in writing at least three (3) Business Days prior to the date of the required payment.

2.7 Contingent Payments.

(a) If the Company receives any Contingent Payment after the entire Contingent Payment Escrow Account has been paid to Sellers and Former Option Holders (or a Contingent Payment at the same time as or in connection with a payment that requires the release of the remaining portions of the Contingent Payment Escrow Account that may be released in connection with receipt of Contingent Payments), the Company (a) shall, within a reasonable period of time, notify the Seller Representative of such payment and (b) shall pay to the Sellers and Former Option Holders in accordance with their respective Allocable Portion within seven (7) days after the applicable Contingent Payment has been paid to the Company (i) 50% of such new Contingent Payment (or 50% of the Contingent Payment that is greater than the remaining portions of the Contingent Payment Escrow Account that may be released in connection with receipt of Contingent Payments) minus (ii) without duplication of fees described in the definition of Contingent Payment, any contingent or success fees paid to counsel for the Company in connection with the termination claim related to the CATSA contract. If the Company receives any Contingent Payment(s) after any amounts remaining in the Contingent Payment Escrow Account are released to the Purchaser pursuant to the Escrow Agreement (such amounts released, the “Contingent Payment Released Amount”), the Company (x) shall, within a reasonable period of time, notify the Seller Representative of such payment and (y) shall pay to the Sellers and Former Option Holders in accordance with their respective Allocable Portion within seven (7) days after the applicable Contingent Payment has been paid to the Company (i) (A) an amount equal to each such Contingent Payment until the aggregate amount paid to the Sellers and the Former Option Holders pursuant to this clause (i) (A) is equal to the Contingent Payment Released Amount (and, in the case of any Contingent Payment that, if paid to the Sellers and Former Option Holders pursuant to this clause (i) (A), would cause the Sellers and Former Option Holders to receive an amount in excess of the Contingent Payment Released Amount, then a portion of such Contingent Payment equal to the Contingent Payment Released Amount), and, thereafter, (B) an amount equal to 50% of any such Contingent Payment, in each case minus (ii) without duplication of fees described in the definition of Contingent Payment, any contingent or success fees paid to counsel for the Company in connection with the termination claim related to the CATSA contract. The amounts payable to Sellers shall constitute Purchase Price and the amounts payable to the Former Option Holders shall constitute additional Option Termination Payments which shall be subject to applicable withholdings as set forth in each Option Termination Agreement. The Company shall (A) keep the Seller Representative reasonably informed with respect to its collection of the Contingent Payments after the Closing, (B) use commercially reasonable efforts to pursue the collection of the Contingent Payments, but shall not be obligated to use more efforts than the Parent uses to collect its own receivables and shall have no obligation to engage a collection agency, and (C) notify Seller Representative of any material changes in the efforts to collect the Contingent Payments and the status of such collection efforts. If the Company determines at any time after the Closing that it no longer intends to pursue the termination claim related to the CATSA contract, it shall, within five (5) business days after such determination, assign such claim to the Seller Representative to pursue such Claim on behalf of the Company, the Sellers and Former Option Holders. Any amounts collected after any such assignment shall be paid to the Company, the Sellers and Former Option Holders in accordance with the formula set forth above; provided that if any amounts are collected after such assignment, the Seller Representative shall first, before making any other payments or distributions of such amounts, reimburse the Parent and the Company for all then unreimbursed costs of collection in connection with such claim, including without limitation court costs and reasonable attorneys’, accountants’ and experts’ fees and expenses. If, thereafter, the Company or Seller Representative actually receives payment of any Contingent Payments, such amounts shall be paid to the Sellers, Former Option Holders and the Company as provided in the Escrow Agreement and this Section 2.7, provided that costs of collection after assignment shall be reimbursed by the Person(s) advancing or incurring such expenses. Whether or not the Company assigns such claim to the Seller Representative, the Parent shall use commercially reasonable efforts to ensure that Constantine Karmokolias and other employees of the Company with direct knowledge of the factual background of such claim (so long as they are employees of the Parent or one or its Affiliates) are available to assist the Company and the Seller Representative in connection with such claim (e.g., available to meet with counsel for the Company and the Seller Representative, attend depositions and testify).

(b) If the Company receives any Identified Receivables after the entire Identified Receivables Escrow Account has been paid to Sellers (or any Identified Receivables at the same time as or in connection with a payment that requires the release of the remaining portions of the Identified Receivables Escrow Account that may be released in connection with the receipt of Identified Receivables), the Company (a) shall, within a reasonable period of time, notify the Seller Representative of such receipt and (b) shall pay to the Sellers in accordance with their respective Allocable Portion (exclusive of the Former Option Holders’ Allocable Portions) within seven (7) days after the applicable Identified Receivables have been paid to the Company 50% of such new Identified Receivables (or 50% of the Identified Receivables that are greater than the remaining portions of the Identified Receivables Escrow Account that may be released in connection with receipt of Identified Receivables). If the Company receives any Identified Receivables after any amounts remaining in the Identified Receivables Escrow Account are released to the Purchaser pursuant to the Escrow Agreement (such amounts released, the “Identified Receivables Released Amount”), the Company (x) shall, within a reasonable period of time, notify the Seller Representative of such receipt and (y) shall pay to the Sellers in accordance with their respective Allocable Portion (exclusive of the Former Option Holders’ Allocable Portions) within seven (7) days after the applicable Identified Receivables have been paid to the Company (i) (A) an amount equal to the amount of each of such Identified Receivables until the aggregate amount paid to the Sellers pursuant to this clause (i) (A) is equal to the Identified Receivables Released Amount (and, in the case of any Identified Receivables that, if paid to the Sellers pursuant to this clause (i) (A), would cause the Sellers to receive an amount in excess of the Identified Receivables Released Amount, then a portion of the amount of such Identified Receivables equal to the Identified Receivables Released Amount), and, thereafter, (B) an amount equal to 50% of any such Identified Receivables. Any amounts paid to the Sellers pursuant to this subsection shall constitute Purchase Price. The Company shall (A) keep the Seller Representative reasonably informed with respect to its collection of the Identified Receivables after the Closing, (B) use commercially reasonable efforts to pursue the collection of the Identified Receivables, but shall not be obligated to use more efforts than the Parent uses to collect its own receivables and shall have no obligation to engage a collection agency, and (C) notify Seller Representative of any material changes in the efforts to collect the Identified Receivables and the status of such collection efforts.

3. REPRESENTATIONS AND WARRANTIES OF COMPANY AND SELLERS. Company and each of Sellers jointly and severally represent and warrant to Purchaser the following matters. For purposes of Sections 3.6 through and including 3.14, Sections 3.16 through and including 3.30 and Sections 3.32 through and including 3.40 (including all definitions referenced therein), the term “Company” shall also be deemed to include Galaxy Canada Corporation and Galaxy Scientific Canada Company, a Nova Scotia unlimited liability company and for the purposes of Section 3.14, Company shall also include Galaxy Tracking Systems, LLC and Galaxy Aviation Security, L.L.C. If an item listed in the Disclosure Schedules is listed in reference to any Subsidiary or former Subsidiary pursuant to the previous sentence, the applicable Disclosure Schedule shall identify such Person. These representations and warranties, and the information in the Disclosure Schedules referenced therein, are current as of the date of this Agreement and as of the Closing Date except to the extent that a representation, warranty or Schedule expressly states that such representation or warranty, or information in such Schedule, is current only as of an earlier date or as of the date of this Agreement.

3.1 Organization.

(a) Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of New Jersey, and is qualified or registered to do business and in good standing (or its equivalent, where applicable) in each jurisdiction in which the nature of its business or operations would require such qualification or registration, except where the failure to be so qualified or registered would not cause material Losses. The Company is qualified or registered to do business in each jurisdiction listed on Schedule 3.1(a). The address of Company’s principal office and all of Company’s additional places of business are listed on Schedule 3.1(a). Except as set forth on Schedule 3.1(a), during the past five (5) years, Company has not been known by or used any corporate, fictitious or other name in the conduct of Company’s business or in connection with the use or operation of the Assets. Schedule 3.1(a) lists all current directors and officers of the Company, showing each such Person’s name and positions. A list setting forth each such Person’s annual remuneration, bonuses and fringe benefits paid by the Company for the current fiscal year and the most recently completed fiscal year has been provided to the Purchaser.

(b) Each of the Subsidiaries is listed on Schedule 3.1(b). Each of the Subsidiaries is a corporation or other Person duly incorporated/formed, validly existing and in good standing (or its equivalent, where applicable) under the Laws of the jurisdiction of its incorporation/formation, and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations would require such qualification or registration, except where the failure to be so qualified or registered or in good standing would not cause material Losses. Each of the Subsidiaries is qualified or registered to do business in each jurisdiction listed on Schedule 3.1(b). Each such Subsidiary has full corporate or limited liability company power and authority to own, lease and operate its property and to carry on its business as now conducted. The address of each such Subsidiary’s principal office and all of its additional places of business are listed on Schedule 3.1(b). Except as set forth on Schedule 3.1(b), during the past five (5) years, no such Subsidiary has been known by or used any corporate, fictitious or other name in the conduct of its business or in connection with the use or operation of its assets. Schedule 3.1(b) lists all current directors and officers of each such Subsidiary, showing each such Person’s name and positions. A list setting forth such Person’s annual remuneration, bonuses and fringe benefits paid by the Company or such Subsidiary for the current fiscal year and the most recently completed fiscal year has been provided to the Purchaser.

3.2 Authorization; Corporate Documentation.

(a) Company has the requisite corporate or other power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby. The execution, delivery and performance by Company of this Agreement and the other Transaction Documents to which it is a party, and Company’s consummation of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate action of Company.

(b) Each Seller has the requisite power and authority to execute and deliver this Agreement and the other Transaction Documents to which such Seller is a party, to perform such Seller’s obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.

(c) The copies of the Certificate of Incorporation of Company and all amendments thereto, as certified by the New Jersey Department of Revenue, Division of Business Services, and the Bylaws of Company, as amended to date and certified by its corporate secretary or another appropriate officer, copies of which have heretofore been delivered to Purchaser, are true, complete and correct copies of the Certificate of Incorporation and Bylaws of Company, as amended through and in effect on the date hereof and as of the Closing Date. The minute books and records of the corporate proceedings of Company, copies of which have been delivered to Purchaser and originals of which will be delivered to Purchaser on the Closing Date, are true, correct and complete. There have been no changes, alterations or additions to such minute books and records of the corporate proceedings of Company on or prior to the Closing Date, that have not been, or will not have been (in connection with actions taken after the date hereof and prior to the Closing), furnished to Purchaser’s counsel.

(d) The copies of the Articles of Incorporation/Formation (or equivalent document) of each Subsidiary and all amendments thereto, as certified by its jurisdiction of incorporation/formation, and the Bylaws and/or Operating Agreement (or equivalent document) of each such Subsidiary, as amended to date and certified by its secretary (or another appropriate officer), copies of which have heretofore been delivered to Purchaser, are true, complete and correct copies of the Articles of Incorporation/Formation and Bylaws and/or Operating Agreement (or other equivalent documents) of such Subsidiary, as amended through and in effect on the date hereof and as of the Closing Date. The minute books and records of the corporate or limited liability company proceedings of each such Subsidiary, copies of which have been delivered to Purchaser and originals of which will be delivered to Purchaser on the Closing Date, are true, correct and complete. There have been no changes, alterations or additions to such minute books and records of the corporate or limited liability company proceedings of any such Subsidiary on or prior to the Closing Date that have not been, or will not have been (in connection with actions taken after the date hereof and prior to the Closing), furnished to Purchaser’s counsel.

3.3 Title to the Company Common Stock, Etc.

(a) Sellers own good, valid and marketable title to the Company Common Stock, free and clear of any and all Liens (including any spousal interests (community or otherwise)). Each Seller owns the number of shares of Company Common Stock set forth opposite such Seller’s name on Schedule 2.2.

(b) Upon delivery of the Company Common Stock to Purchaser on the Closing Date in accordance with this Agreement and upon Purchaser’s delivery of the Closing Payment to the Sellers at the Closing pursuant to Section 2.2(c), the entire legal and beneficial interest in the Company Common Stock and good, valid and marketable title to the Company Common Stock, free and clear of all Liens (including any spousal interests (community or otherwise)), will pass to Purchaser.

(c) The Company or one of its Subsidiaries own good, valid and marketable title to all of the equity interests in the Subsidiaries, free and clear of any and all Liens (including any spousal interests (community or otherwise)).

3.4 Capitalization.

(a) The authorized capital stock of Company consists of One Million (1,000,000) shares of Common Stock, without par value. Except as set forth on Schedule 3.4(a), the Company Common Stock to be delivered by Sellers to Purchaser constitutes all outstanding equity securities of Company. The Company Common Stock (i) has been duly and validly issued and is fully paid and nonassessable; and (ii) was not issued in violation of any preemptive rights or rights of first refusal or first offer. Except as set forth on Schedule 3.4(a), there are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to Company, nor are there any voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of the Company Common Stock to which the Company is a party or by which it is bound. Except as set forth on Schedule 3.4(a), there are no (x) options, warrants or other rights granted by the Company to subscribe for or purchase any capital stock or other equity interests of Company or any securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire from the Company, any capital stock of Company, or (y) preemptive rights, or (z) rights of first refusal or first offer granted by the Company, or contracts, commitments, agreements, understandings, arrangements or restrictions to which Company is a party or by which Company is bound relating to any shares of the Company Common Stock or any other equity securities of Company, whether or not outstanding. All of the Company Common Stock and other securities of Company have been granted, offered, sold and issued in compliance with all applicable foreign, state and federal securities Laws. The options to purchase Company Common Stock have been duly authorized pursuant to the Galaxy Scientific Corp. Employee Stock Option Plan, to individuals who were, at the time of the issuance, employees or consultants of the Company, with an exercise price equal to or greater than the then applicable fair market value of the Company Common Stock, as determined by the Company’s Board of Directors, in good faith and in its sole discretion.

(b) Except as set forth on Schedule 3.4(b), there are no voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of any Seller’s shares of the Company Common Stock to which such Seller is a party or by which such Seller is bound. Except as set forth on Schedule 3.4(b), there are no (x) options, warrants or other rights granted by such Seller to subscribe for or purchase any capital stock or other equity interests of the Company or any securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire from the Seller, any capital stock of Company, or (y) rights of first refusal or first offer granted by such Seller, or contracts, commitments, agreements, understandings, arrangements or restrictions to which such Seller is a party or by which such Seller is bound relating to any shares of the Company Common Stock or any other equity securities of Company owned by such Seller, whether or not outstanding.

(c) Schedule 3.4(c) sets forth, as of the date hereof, all of the issued and outstanding equity securities for each Subsidiary and the owners of record of such equity securities. All such equity securities (i) have been duly and validly issued; (ii) are fully paid and nonassessable; (iii) are held beneficially and of record as set forth on Schedule 3.4(c); and (iv) were not issued in violation of any preemptive rights or rights of first refusal or first offer. There are no outstanding or authorized stock appreciation, phantom stock or similar rights with respect to any such Subsidiary, nor are there any voting trusts, proxies, shareholder agreements or any other agreements or understandings with respect to the voting of such equity securities. Except as set forth on Schedule 3.4(c), there are no options, warrants or other rights to subscribe for or purchase any equity interests of any such Subsidiary or securities convertible into or exchangeable for, or that otherwise confer on the holder any right to acquire any equity securities of any such Subsidiary, or preemptive rights or rights of first refusal or first offer nor are there any contracts, commitments, agreements, understandings, arrangements or restrictions to which such Subsidiary is a party or by which it is bound relating to any of its equity securities, whether or not outstanding. All of the equity securities of the Subsidiaries have been granted, offered, sold and issued in compliance with all applicable foreign, state and federal securities Laws.

3.5 Binding Agreement.

(a) This Agreement has been duly executed by Company and delivered to Purchaser, and constitutes the legal, valid and binding agreement of Company, enforceable against Company in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles. Upon execution and delivery at the Closing by Company, each other Transaction Document to which Company is, or is specified to be, a party, will be duly and validly executed by Company and delivered to Purchaser on the Closing Date, and will constitute (assuming, in each case, the due authorization, execution and delivery by each other party thereto) Company’s legal, valid and binding obligation, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.

(b) This Agreement has been duly executed by each Seller and delivered to Purchaser, and constitutes the legal, valid and binding agreement of such Seller, enforceable against such Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles. Upon execution and delivery at the Closing by such Seller, each other Transaction Document to which such Seller is, or is specified to be, a party, will be duly and validly executed by such Seller and delivered to Purchaser on the Closing Date, and will constitute (assuming, in each case, the due authorization, execution and delivery by each other party thereto) such Seller’s legal, valid and binding obligation, enforceable against such Seller in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles.

3.6 No Breach.

(a) Except as set forth on Schedule 3.6(a), the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby by Company do not and will not (i) violate or conflict with Company’s Certificate of Incorporation or Bylaws or any law, statute, rule, regulation, ordinance, code, directive, writ, injunction, settlement, permit, license, decree, judgment or order (collectively, “Laws”) of any Governmental Authority to which Company, the Company Common Stock or the Assets are subject, or by which Company, the Company Common Stock or the Assets may be bound, (ii) with or without giving notice or the lapse of time or both, breach or conflict with, constitute or create a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Contract, agreement, or other commitment to which Company is a party or by which Company, the Company Common Stock or the Assets may be bound, (iii) result in the imposition of a Lien on the Company Common Stock or the Assets, or (iv) except for the requirements of the HSR Act and any applicable foreign anti-trust Laws, require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Authority or third party.

(b) Except as set forth on Schedule 3.6(b), the execution, delivery and performance of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby by each Seller do not and will not (i) violate any Law to which such Seller or such Seller’s shares of the Company Common Stock are subject, or by which such Seller or such Seller’s shares of the Company Common Stock may be bound, (ii) with or without giving notice or the lapse of time or both, breach or conflict with, constitute or create a default under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any Contract, agreement, or other commitment to which such Seller is a party or by which such Seller or such Seller’s shares of the Company Common Stock may be bound, (iii) result in the imposition of a Lien on such Seller’s shares of the Company Common Stock, or (iv) except for the requirements of the HSR Act and any applicable foreign anti-trust Laws, require any filing with, or Permit, consent or approval of, or the giving of any notice to, any Governmental Authority or third party.

3.7 Permits. Company owns or possesses all right, title and interest in all Permits required to own the Assets and conduct Company’s business as now being conducted and as presently proposed to be conducted, except where the failure to own or possess a Permit would not result in substantial Losses. All Permits of Company are listed on Schedule 3.7 and are valid and in full force and effect. No loss or expiration of any Permit is pending or, to the Knowledge of the Company, threatened or reasonably foreseeable (including, without limitation, as a result of the transactions contemplated hereby) other than expiration in accordance with the terms thereof, which terms do not expire as a result of the consummation of the transactions contemplated hereby.

3.8 Compliance With Laws.

(a) Except as set forth in Schedule 3.8(a), Company has complied with all Laws of any Governmental Authority (exclusive of any Laws applicable to the transfer of shares of Company Common Stock by any Seller or any transferee of such Seller) applicable to Company, the Company Common Stock, its business and the Assets. Specifically, but without limitation, Company has, in the conduct of the Company’s business, complied with all applicable Laws (exclusive of any Laws applicable to the transfer of shares of Company Common Stock by any Seller or any transferee of such Seller) relating to the employment of labor or the workplace, including those concerning wages and compensation, hours, equal employment opportunity, collective bargaining, safety and health, work authorization, employee privacy and pension and welfare benefit plans (including the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder (“ERISA”)), and the withholding and payment of income taxes, unemployment compensation, worker’s compensation, Social Security and similar taxes, and Company is not liable for any arrearages of wages or any tax penalties due to any failure to comply with any of the foregoing.

(b) Except as set forth in Schedule 3.8(b), each Seller has complied with all Laws of any Governmental Authority applicable to the transfer of such Seller’s shares of Company Common Stock by such Seller or any transferee of such Seller.

3.9 Title to and Sufficiency of Assets. Except as set forth on Schedule 3.9, Company has good and marketable title to all of the Assets (excluding Intellectual Property which is addressed in Section 3.12 hereof), free and clear of all Liens other than Permitted Liens. The Assets constitute all of the assets, rights and properties that are used in the operation of Company’s business as it is now conducted or that are held by Company for use in the operation of Company’s business as it is now conducted. Except as set forth on Schedule 3.9 or due to contractual obligations of the Parent or the Purchaser, immediately following the Closing, all of the Assets will be owned, leased or available for use by Company on terms and conditions substantially identical to those under which, immediately prior to the Closing, Company owns, leases, uses or holds available for use such Assets.

3.10 Condition of Personal Property. The Company has provided the Purchaser the list, maintained by the Company as part of its books and records, of all items of Personal Property owned or leased by Company, provided that such list does not include furniture. All items of Personal Property of the Company other than furniture with a value greater than $5,000 are set forth on such list. Except as set forth in Schedule 3.10, (a) all computers and servers that are currently being used by the Company and (b) all items of Personal Property with a value greater than $5,000 are in good operating condition and repair (reasonable wear and tear excepted), and are suitable for their intended use.

3.11 Accounts Receivable. All accounts receivable of Company shown on all balance sheets included in the Financial Statements arose from sales actually made or services actually performed in the Ordinary Course of Business and are valid receivables net of reserves shown thereon. All billed accounts receivable of the Company as of May 1, 2005 and unbilled accounts receivable of the Company as of May 22, 2005 are set forth on Schedule 3.11. All accounts receivable of the Company prior to the date hereof and prior to the Closing (in each case whether billed or unbilled): (i) are subject to no setoffs or counterclaims and (ii) have been collected or are fully collectible according to their terms in amounts not less than the aggregate amounts thereof carried on the books of Company (net of reserves).

3.12 Intellectual Property.

(a) Disclosure.

(i) Schedule 3.12(a)(i) sets forth all United States and foreign patents and patent applications, trademark and service mark registrations and applications, internet domain name registrations and applications, and copyright registrations and applications owned by Company, specifying as to each item, as applicable: (A) the nature of the item, including the title; (B) the owner of the item; (C) the jurisdictions in which the item is issued or registered or in which an application for issuance or registration has been filed; and (D) the issuance, registration or application numbers and dates.

(ii) Schedule 3.12(a)(ii) sets forth all licenses, sublicenses and other agreements or permissions (“IP Licenses”) (other than shrink wrap licenses or other similar licenses for commercial off-the-shelf software with a license fee of $1,000 or less which are not required to be listed, although such licenses shall be “IP Licenses” as that term is used herein) under which Company is a licensee or otherwise is authorized to use or practice any Intellectual Property, and for each such IP License, describes (A) the applicable Intellectual Property licensed, sublicensed or used and (B) the scope of such licenses, sublicenses and other agreements or permissions granted.

(b) Ownership. Except as disclosed on Schedule 3.12(b), Company owns, free and clear of all Liens (other than Permitted Liens), has valid and enforceable rights in, and has the unrestricted right to use, sell, license, transfer or assign, all Intellectual Property, except for the Intellectual Property that is the subject of the IP Licenses.

(c) Licenses. Company has a valid and enforceable license to use all Intellectual Property that is the subject of the IP Licenses or that is used and not owned by the Company. Company has substantially performed all obligations imposed on it in the IP Licenses, has made all payments required to date, and is not, nor to the Knowledge of the Company is another party thereto, in material breach or default thereunder in any respect, nor is there any event which with notice or lapse of time or both would constitute a material default thereunder. The continued use by Company of the Intellectual Property that is the subject of the IP Licenses is not restricted by any applicable license of Company.

(d) Registrations. All registrations for Copyrights, Patents and Trademarks that are owned by or exclusively licensed to the Company are valid and in force, and all applications to register any Copyrights, Patents and Trademarks are pending and in good standing, all without challenge of any kind.

(e) Claims.

(i) To the Knowledge of Company, no claim or action is pending or threatened, and the Company has no Knowledge of any basis for any claim that challenges the validity, enforceability, ownership, or right to use, sell, license or sublicense any Intellectual Property, and no item of Intellectual Property is subject to any outstanding order, ruling, decree, stipulation, charge or agreement restricting in any manner the use, the licensing, or the sublicensing thereof.

(ii) The Company has received no written or, to the Knowledge of Company, other notice that Company has infringed upon or otherwise violated the intellectual property rights of third parties or received any written or, to the Knowledge of Company, other claim, charge, complaint, demand or notice alleging any such infringement or violation, and has no Knowledge of any basis for any such claim.

(iii) To the Knowledge of Company, no third party is infringing upon or otherwise violating any Intellectual Property.

(iv) To the extent any of the Company’s products are subject to patents, if any, such products have been marked as required by the applicable Patent statute and Company has given the public notice of its Copyrights and notice of its Trademarks as required by the applicable Trademark and Copyright statutes.

(f) No Infringement of Intellectual Property of Others. None of the Intellectual Property, products or services owned, developed, provided, sold or licensed by Company infringe upon or otherwise violate any intellectual property rights of any third party. To the Knowledge of Company, none of the Intellectual Property, products or services used by or licensed to the Company by any Person infringe upon or otherwise violate any intellectual property rights of any third party.

(g) Administration and Enforcement. Company has taken all commercially reasonable actions to maintain and protect the Intellectual Property.

(h) Software. All Software owned by Company is described in Schedule 3.12(h). Except as set forth on Schedule 3.12(h), (i) such Software is not subject to any transfer, assignment, site, equipment, or other operational limitations; (ii) to the Knowledge of Company, Company has the most current copy or release of the Software so that the same may be subject to registration in the United States Copyright Office; (iii) the Software includes all information sufficient to use such Software in the conduct of the business or operations of Company as of the date of this Agreement; (iv) there are no agreements or arrangements in effect with respect to the marketing, distribution, licensing or promotion of the Software by any third party; and (v) the Software is free from any material defect and does not contain any mechanism for viruses, worms, time bombs, or unauthorized backdoor access that could be used to interfere with the operation of such Software, and performs in general conformance with its documentation as respects the functionality and purposes for which such Software is currently used by Company.

(i) Trade Secrets. Except as disclosed on Schedule 3.12(i) or as required pursuant to the filing of any Patent application, regarding Company’s Trade Secrets: (i) Company has taken all commercially reasonable actions to protect such Trade Secrets from unauthorized use or disclosure; (ii) to the Knowledge of Company, there has not been an unauthorized use or disclosure of such Trade Secrets; (iii) to the Knowledge of Company, Company has the sole and exclusive right to bring actions for infringement or unauthorized use of such Trade Secrets; (iv) none of such Trade Secrets infringes upon or otherwise violates valid and enforceable intellectual property or trade secrets of others; and (v) Company is not, nor as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, will it be, in violation of any agreement relating to such Trade Secrets.

(j) Employees, Consultants and Other Persons. As of the date hereof, each present or past employee, officer, consultant or any other Person who developed any part of any Intellectual Property, either: (i) is a party to an agreement that conveys or obligates such person to convey to Company any and all right, title and interest in and to all Intellectual Property developed by such Person in connection with such Person’s employment with or engagement on behalf of the Company; (ii) as to copyrighted or copyrightable material created in the course of such Person’s employment with or engagement on behalf of Company, is a party to a “work made for hire” agreement pursuant to which Company is deemed to be the original owner/author of all proprietary rights in such material; or (iii) otherwise has by operation of law vested in Company any and all right, title and interest in and to all such Intellectual Property developed by such Person in connection with such Person’s employment with, or engagement on behalf of, Company. Company and Sellers have provided Purchaser true and complete copies of all written Contracts referenced in subsections (i) and (ii) above.

(k) Employee Breaches. To the Knowledge of Company, no employee of Company has transferred Intellectual Property or confidential or proprietary information to Company or to any third party in violation of any Law or any term of any such Person’s employment agreement, Patent or invention disclosure agreement or other contract or agreement relating to the relationship of such employee with Company or any prior employer.

(l) Related Parties; etc. Company does not use any Intellectual Property owned by any director, officer, employee or consultant of Company. At no time during the conception or reduction to practice of any of the Intellectual Property owned by Company was any developer, inventor or other contributor to such Intellectual Property operating under any grants from any Governmental Authority or subject to any employment agreement, invention assignment, nondisclosure agreement or other contract with any Person that could adversely affect the rights of Company to any Intellectual Property.

(m) Transfer. The execution by Company and Sellers of this Agreement will not result in the loss or impairment of the rights of Company to own or use any of the Intellectual Property, and Company is not, nor as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder will it be, in violation of any IP License.

(n) Open Source. Schedule 3.12(n) sets forth all software that is distributed as “open source software” or under a similar licensing or distribution model (including but not limited to the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards Source License (SISSL) and the Apache License) used by the Company (“Open Source Materials”). Schedule 3.12(n) describes the manner in which these Open Source Materials were used, including whether and how the Open Source Materials were modified or distributed by the Company. Except as set forth in Schedule 3.12(n), the Company has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, any Intellectual Property owned or exclusively licensed by the Company, or any Intellectual Property that otherwise comprises non-Open Source Materials portions of Company Intellectual Property; (ii) distributed Open Source Materials in conjunction with any Intellectual Property owned or exclusively licensed by the Company, or any Company Intellectual Property that otherwise comprises non-Open Source Materials portions of Company Intellectual Property; or (iii) used Open Source Materials in a manner that grants, or purports to grant, to any third party, any rights or immunities under any Company Intellectual Property owned or exclusively licensed by the Company, or any Company Intellectual Property that otherwise comprises non-Open Source Materials portions of Company Intellectual Property (including, but not limited to, requiring that any such Company Intellectual Property be (1) disclosed or distributed in source code form, (2) licensed for the purpose of making derivative works, or (3) redistributable at no charge).

3.13 Contracts.

(a) Schedule 3.13(a) attached hereto contains a complete, current and correct list of all of the following types of Contracts to which the Company is a party or by which any of its properties or assets are bound:

(i) any Contract which involves expenditures or receipts by Company (other than Agreements which do not require payments or yield receipts of more than $10,000 in any twelve (12) month period or more than $25,000 in the aggregate);

(ii) any Contract containing a covenant or covenants which purport to limit the Company’s ability or right to engage in any lawful business activity or to compete with any Person (including without limitation all non-competition, non-disclosure, and non-solicitation agreements);

(iii) Contract with any of its officers, directors, employees or Affiliates, not otherwise listed on Schedule 3.24 or Schedule 3.27 hereto (including, without limitation, all non-competition, severance, and indemnification agreements);

(iv) any agreement presently in effect for the license of any patent, copyright, trade secret or other proprietary information agreements involving the payment by or to the Company in excess of $5,000 per year;

(v) any power of attorney;

(vi) any agreement entered into outside the Ordinary Course of Business and presently in effect, involving payment to or obligations of in excess of $5,000, not otherwise described in this Section 3.13(a); and

(vii) any loan agreement, agreement of indebtedness, note, security agreement, guarantee or other document pursuant to or in connection with the Company’s receipt or extension of credit for money borrowed in excess of $5,000.

(b) All of Company’s oral Contracts that are responsive to the categories listed above are identified in the Disclosure Schedules, other than those oral Contracts which may be terminated at any time without any requirement that the Company make any payments thereunder except in connection with products purchased or services rendered prior to the date of termination.

(c) Company has all the Contracts it needs to carry on Company’s business as now being conducted. All of the Contracts listed on Schedule 3.13(a) are in full force and effect, and are valid, binding, and enforceable in accordance with their terms, except as enforceability may be limited (i) by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles or (ii) due to the fact that one or more other parties thereto was not duly authorized or competent to enter into such Contract. To the Company’s Knowledge, each other party to each such Contract was duly authorized and competent to enter into such Contract. There exists no breach, default or violation on the part of Company or, to the Knowledge of Company, on the part of any other party to any such Contract nor has Company received written or, to the Knowledge of Company, other notice of any breach, default or violation. Except as expressly identified on Schedule 3.13(c), (i) Company has not received written or to the Knowledge of the Company other notice of an intention by any party to any such Contract that provides for a continuing obligation by any party thereto on the date hereof to terminate such Contract or amend the terms thereof, other than modifications in the Ordinary Course of Business that do not adversely affect Company and (ii) the consummation of the transactions contemplated by this Agreement will not affect the validity, enforceability and continuation of the Contracts on the same terms applicable to such Contracts as of the date hereof. Company has not waived any rights under any such Contract. To the Knowledge of Company, no event has occurred which either entitles, or would, with notice or lapse of time or both, entitle any party to any such Contract (other than Company) to declare breach, default or violation under any such Contract or to accelerate, or which does accelerate, the maturity of any indebtedness of Company under any such Contract.

(d) For purposes of this Section 3.13, the term “Contracts” shall not include any Government Contracts or Leases.

3.14 Litigation.

(a) Except as described on Schedule 3.14, there is no litigation, proceeding (arbitral or otherwise), claim, action, suit, judgment, decree, settlement, rule or order or investigation of any nature pending, rendered since January 1, 2001, or, to Company’s Knowledge, threatened by or against Company, its directors, officers or stockholders (provided that any litigation involving the directors, officers or stockholders of Company must be related to Company’s business or the Assets), Company’s business or the Assets. The items listed on Schedule 3.14 will not have, either individually or in the aggregate, a Material Adverse Effect on Company. There are no writs, injunctions, decrees, arbitration decisions, unsatisfied judgments or similar orders outstanding against Company, the Company’s business or the Assets.

(b) Except as described on Schedule 3.14(b), there is no litigation, proceeding (arbitral or otherwise), claim, action, suit, judgment, decree, settlement or order or investigation of any nature pending or, to any Seller’s Knowledge, threatened before any court, arbitrator or Government Authority by or against such Seller’s shares of the Company Common Stock. There are no writs, injunctions, decrees, arbitration decisions, unsatisfied judgments or similar orders outstanding against such Seller’s shares of the Company Common Stock. To the Knowledge of any of the Sellers, such Seller is not (or during the last five (5) years has been) under administrative, civil or criminal investigation or indictment by any Governmental Authority with respect to the conduct of the business of Company.

3.15 Financial Statements. Schedule 3.15 sets forth true, correct and complete copies of (a) the consolidated and consolidating unaudited balance sheet, income statement and statement of cash flows of Company as of and for the year ended March 30, 2003 (including any related notes and schedules), (b) the consolidated and consolidating unaudited balance sheet, income statement and statement of cash flows of Company as of and for the year ended March 28, 2004 (including any related notes and schedules), (c) the consolidated and consolidating audited balance sheet, income statement and statement of cash flows of Company as of and for the year ended April 3, 2005 (including any related notes and schedules) and (d) the consolidated and consolidating unaudited balance sheet, income statement and statement of cash flows of Company as of May 29, 2005 (the “Statement Date”) and for the two month period ended on the Statement Date (collectively, the items referenced in subsection (a) through (d), the “Financial Statements”). The Financial Statements were prepared in accordance with the books and records of Company and its Subsidiaries, are true, correct and complete in all material respects, and present fairly the financial condition and the results of operations of Company and/or its Subsidiaries as of the respective dates thereof. The Financial Statements have been prepared in accordance with GAAP, consistently applied throughout and among the periods indicated (provided that the unaudited statements do not contain footnotes required by GAAP). The Financial Statements described in subsections (a) and (b) above contain adjustments from audited financial statements of the Company, its Subsidiaries and the Seller Affiliates (copies of which have been provided to Purchaser) as of the dates and for the same periods described in subsections (a) and (b) above to remove the results of operations of the Seller Affiliates, and all such adjustments are in accordance with GAAP.

3.16 Liabilities. Company has no liabilities, obligations or commitments of any nature (whether absolute, accrued, contingent or otherwise, whether matured or unmatured and whether due or to become due), including, without limitation, tax liabilities due or to become due, except (a) liabilities that are accrued and reflected on the unaudited balance sheet and statement of income of Company as of and for the period ended on the Statement Date, (b) liabilities that are listed on Schedule 3.16 to this Agreement, (c) liabilities that have arisen in the Ordinary Course of Business since the Statement Date and which are not individually or in the aggregate materially greater than the amount of liabilities incurred in the Ordinary Course of Business for similar lengths of time, (d) liabilities described in the footnotes to the consolidated and consolidating audited balance sheet, income statement and statement of cash flows of Company as of and for the year ended April 3, 2005, or (e) obligations to perform after the date hereof any Contracts which are required to be or are disclosed on Schedule 3.13, Schedule 3.22 or Schedule 3.33. Except as set forth on Schedule 3.13, the Company is not a guarantor nor is it otherwise liable for any obligation (including indebtedness) of any other Person. No Seller has any claim or action against Company (other than a claim for compensation due in the Ordinary Course of Business to the extent that such amount is reflected on the Estimated Closing Date Balance Sheet).

3.17 Tax Matters.

(a) All Tax Returns required to have been filed by the Company have been properly prepared and timely filed. All such Tax Returns are true, correct and complete in all material respects. The Company has paid when due or withheld and accrued (or caused to be paid when due or withheld and accrued) all Taxes whether or not shown on any Tax Return. No claim has ever been made by an authority in a jurisdiction where Company does not file Tax Returns that Company is or may be subject to taxation by that jurisdiction.

(b) The Company has fully and timely paid Taxes required to have been paid by Company for all taxable periods through and including the Closing Date, except for such Taxes, if any, as are being contested in good faith.

(c) Company has given to Purchaser true, correct and complete copies of all Tax Returns filed by the Company on or after December 31, 2000, examination reports and statements of deficiencies issued by any Taxing Authority with respect to any of Company’s past four (4) years.

(d) Company has made all required estimated Tax payments sufficient to avoid any underpayment penalties with respect to Taxes required to be paid by it.

(e) None of the Sellers is a “foreign person” within the meaning of Section 1445 of the Code.

(f) Except as set forth on Schedule 3.17(f), the Company and each Affiliate of Company is not now and has not at any time been a member of any Affiliated Group required to join in the filing of consolidated federal income Tax Returns, or otherwise joined in the filing other Tax Returns on a consolidated, combined or unitary group basis.

(g) Company is not a party to any agreement relating to the sharing, allocation or indemnification of Taxes, or any similar agreement, contract or arrangement (collectively, “Tax Sharing Agreements”, and does not have, by contract or otherwise, any liability for Taxes of any Person as a transferee or successor.

(h) There are no outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes due from or payable by Company for any taxable period and no written or other request for any such waiver or extension is currently pending.

(i) No closing agreement pursuant to Section 7121 of the Code (or any predecessor provision) or any similar provision of any state, local or foreign Law has been entered into by or on behalf of Company which would have binding effect on Company for any taxable year ending after the Closing Date.

(j) Except as set forth on Schedule 3.17(j), (i) No audit or other proceeding by any Governmental Authority is pending or threatened in writing with respect to any Taxes due from Company, (ii) Company has not received any written notification that such an audit or proceeding may be commenced, with respect to any Taxes due from Company, (iii) to the Knowledge of the Company, there is no proceeding referred to in (i) or (ii) above based upon personal contact with any agent of a Taxing Authority with any employee or representative of the Company, and (iv) all deficiencies for Taxes asserted or assessed against Company have been fully and timely paid, or otherwise settled with the relevant Taxing Authority, or are properly reflected in the Financial Statements.

(k) Company has not made a change in method of accounting and has not agreed to and is not required to make a change in method of accounting in its Tax Returns that would require Company to make any adjustment to its computation of income pursuant to Section 481(a) of the Code (or any predecessor provision), there is no application pending with any Taxing Authority requesting permission for any such change in any accounting method of the Company and no Governmental Authority has proposed in writing any such adjustment or change in accounting method and, to the Knowledge of Company, there has been no oral proposal based upon personal contact of any agent of a Governmental Authority with any employee or representative of the Company.

(l) Company has withheld from its employees, independent contractors, creditors, shareholders and third parties and timely paid to the appropriate Taxing Authority proper and accurate amounts in all respects required to have been withheld or paid over for all periods ending on or before the Closing Date in compliance with all Tax withholding and remitting provisions of applicable Laws and has complied in all respects with all Tax information reporting provisions of all applicable Laws. Except as set forth in Schedule 3.17(l), Company is not, nor has it received any notice that it is, in violation (or with notice will be in violation) of any applicable Law relating to the payment or withholding of Taxes.

(m) There is no contract, agreement, plan or arrangement covering any Person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Company by reason of Section 280G of the Code.

(n) Company has not filed a consent under Section 341(f) of the Code.

(o) Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified Section 897(c)(1)(A)(ii) of the Code.

(p) There are no Liens for Taxes upon the assets or properties of Company, except for statutory Liens for current Taxes not yet due, and the Company has no Knowledge of any claim relating to Taxes that, if adversely determined, would result in any Lien on any of the assets or properties of Company.

(q) Company has not entered into a transaction that is being accounted for under the installment method of Section 453 of the Code or similar provision of state, local or foreign Law.

(r) No property owned by Company (i) is property required to be treated as being owned by another Person pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately prior to the enactment of the Tax Reform Act of 1986, (ii) constitutes “tax-exempt use property” within the meaning of Section 168(h)(1) of the Code or (iii) is “tax-exempt bond financed property” within the meaning of Section 168(g)(5) of the Code.

(s) Company does not owe any “corporate acquisition indebtedness” within the meaning of Section 279 of the Code.

(t) Any adjustment of Taxes of Company made by a Taxing Authority, which is required to be reported to another Taxing Authority, has been so reported.

(u) The unpaid Taxes of Company did not, as of the most recent fiscal month end, exceed the reserve for Tax Liability (rather than any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the face of the most recent balance sheet, and do not exceed that reserve as adjusted for the passage of time through the Closing Date in accordance with the past custom and practice of Company in filing their Tax Returns. Since the date of the most recent balance sheet, Company has not incurred any liability for Taxes arising from extraordinary gains or losses, as that term is used in GAAP, outside the ordinary course of business consistent with past custom and practice.

(v) Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period as a result of an open transaction disposition made on or prior to the Closing Date, or received a prepaid amount received on or prior to the Closing Date.

(w) Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Code Section 355 or Code Section 361.

(x) Company has been a validly electing S corporation within the meaning of Code Sections 1361 and 1362 at all times since March 1, 1988. Neither Company nor any Seller has taken any action that would cause Company to lose its status as an S corporation as defined in Sections 1361 and 1362 of the Code. Company has not, in the past 10 years, (i) acquired assets from another corporation in a transaction in which Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor or (ii) except as disclosed on Schedule 3.17(x), acquired the stock of any corporation which is a qualified subchapter S subsidiary.

3.18 Insolvency Proceedings.

(a) Neither the Company nor any of its Assets is the subject of any pending, rendered or threatened insolvency proceedings of any character. The Company has not made an assignment for the benefit of creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings. The Company is not insolvent and will not become insolvent as a result of entering into this Agreement.

(b) No Seller, and no such Seller’s shares of Company Common Stock is the subject of any pending, rendered or threatened insolvency proceedings of any character. No Seller is insolvent or will become insolvent as a result of entering into this Agreement.

3.19 Employee Benefit Plans; ERISA.

(a) Set forth on Schedule 3.19(a) is a true and complete list of each deferred compensation, executive compensation, incentive compensation, stock purchase or other stock-based compensation plan, employment or consulting, severance or termination pay, holiday, vacation or other bonus plan or practice, hospitalization or other medical, life or other insurance, supplemental unemployment benefits, profit sharing, pension, or retirement plan, program, agreement, commitment or arrangement, and each other employee benefit plan, program, agreement or arrangement, including, without limitation, each “employee benefit plan” as such term is defined under Section 3(3) of ERISA, maintained or contributed to or required to be contributed to by Company for the benefit of any employee or terminated employee of Company, or with respect to which Company has any liability, whether direct or indirect, actual or contingent, whether formal or informal, and whether legally binding or not (collectively, the “Benefit Plans”).

(b) With respect to each Benefit Plan, there are no funded benefit obligations for which contributions due as of the date hereof have not been made or properly accrued and there are no unfunded benefit obligations that have not been accounted for by reserves, or otherwise properly footnoted in accordance with generally accepted accounting principles on the Financial Statements. Company is not and has not in the past been a member of a “controlled group” for purposes of Section 414(b), (c), (m) or (o) of the Code, nor does Company have any liability with respect to any collectively-bargained for plans subject to the provisions of ERISA.

(c) Each Benefit Plan is in substantial compliance with all applicable Laws, including, without limitation, ERISA and the Code. Each Benefit Plan which is intended to be “qualified” within the meaning of Section 401(a) of the Code (i) has been determined by the IRS to be so qualified (or is based on a prototype plan which has received a favorable opinion letter) during the period from its adoption to the date of this Agreement and (ii) its related trust has been determined to be exempt from taxation under Code Section 501(a) (or is based on a prototype which has a favorable opinion letter) or Company has requested an initial favorable IRS determination of qualification and/or exemption. The Company has no Knowledge of any fact which would adversely affect the qualified status of such Benefit Plans or the exempt status of such trusts.

(d) With respect to each Benefit Plan which covers any current or former officer, director, consultant or employee (or beneficiary thereof) of Company, the Company has made available (in connection with the Benefit Plans) and delivered (in connection with the other items below) accurate and complete copies, if applicable, of: (i) all Benefit Plan texts and agreements and related trust agreements or annuity contracts; (ii) all current, material employee communications (including all summary plan descriptions and material modifications thereto); (iii) the three most recent Forms 5500, if applicable, and annual report, including all schedules thereto; (iv) the most recent annual and periodic accounting of plan assets (if any); (v) the most recent determination letter received from the IRS; and (vi) the most recent actuarial valuation (if any).

(e) With respect to each Benefit Plan: (i) such Benefit Plan has been administered and enforced in all material respects in accordance with its terms, the Code and ERISA, if applicable; (ii) no breach of fiduciary duty has occurred; (iii) no dispute is pending, or to the Knowledge of Company, threatened (other than routine benefit claims); (iv) no prohibited transaction, as defined in Section 406 of ERISA or Section 4975 of the Code, has occurred, excluding transactions effected pursuant to a statutory or administration exemption; and (v) all contributions and premiums due through the Closing Date have been made as required under ERISA or have been fully accrued on the Financial Statements in accordance with GAAP.

(f) No Benefit Plan is a “defined benefit plan” (as defined in Code Section 414(j)), a “multiemployer plan” (as defined in ERISA Section 3(37)) or a “multiple employer plan” (as described in Code Section 413(c)) or is otherwise subject to Title IV of ERISA or Code Section 412. No Benefit Plan will become a multiple employer plan with respect to Company immediately after the Closing Date. The Company does not maintain or contribute to or in any way directly or indirectly have any liability (whether contingent or otherwise) with respect to any “multiemployer plan,” within the meaning of Section 3(37) or 4001(a)(3) of ERISA.

(g) There is no arrangement under any Benefit Plan with respect to any employee that would result in the payment of any amount that by operation of Code Section 280(G) would not be deductible by Company.

(h) With respect to each Benefit Plan which is a “welfare plan” (as described in ERISA Section 3(1)): except as disclosed on Schedule 3.19(h), (i) no such plan provides medical or death benefits with respect to current or former employees of Company beyond their termination of employment (other than coverage mandated by Law, the premiums for which are paid solely by such employees); and (ii) there are no reserves, assets, surplus or prepaid premiums under any such plan.

(i) Except as disclosed on Schedule 3.19(i), the consummation of the transactions contemplated by this Agreement and the other Transaction Documents will not: (i) entitle any individual to severance pay, unemployment compensation or other benefits or compensation; (ii) accelerate the time of payment or vesting, or increase the amount of any compensation due, or in respect of, any individual; (iii) result in or satisfy a condition to the payment of compensation that would, in combination with any other payment, result in an “excess parachute payment” within the meaning of Code section 280G(b)(1); or (iv) constitute or involve a prohibited transaction (as defined in ERISA Section 406 or Code Section 4975), or constitute or involve a breach of fiduciary responsibility within the meaning of ERISA section 502(l) or otherwise violate Part 4 of Subtitle B of Title I of ERISA.

(j) Except as listed on Schedule 3.19(j), for each Benefit Plan that is intended to be qualified under Section 401(a) of the Code, Company has either (i) received a favorable determination letter (a “GUST Determination Letter”) from the IRS that takes into account any change required to be made to such Benefit Plan in order to comply with the requirements of Section 401(a) of the Code, as amended by the (A) Retirement Protection Act of 1994, enacted as part of the Uruguay Round Agreements Act, (B) the Uniform Services Employment and Reemployment Rights Act of 1994, (C) Small Business Job Protection Act of 1996, (D) Taxpayer Relief Act of 1997, (E) Transportation Revenue Act of 1998, (F) Internal Revenue Service Restructuring and Reform Act of 1998, and (G) Community Renewal Tax Relief Act of 2000 (collectively referred to as “GUST”), (ii) timely filed an application for determination with the IRS requesting a determination that such Benefit Plan meets the requirements of Section 401(a) of the Code, as amended by GUST, and that an any trust established in connection with the Benefit Plan is exempt from federal income taxation of Section 501(a) of the Code (hereinafter referred to as a “GUST Application for Determination”), or (iii) adopted a prototype plan which is the subject of a favorable GUST opinion letter. Except with respect to any Benefit Plan listed on Schedule 3.19(j), the Company has provided the Purchaser with a true and complete copy of each GUST Determination Letter or GUST Application for Determination received or filed by Company, if any, or otherwise the GUST opinion letter for a prototype plan, with respect to each Benefit Plan intended to be qualified under Section 401(a) of the Code.

(k) Except as set forth on Schedule 3.19(k), all Benefit Plans can be terminated in accordance with their terms and applicable law at any time as of or after the Closing Date without resulting in any liability to Purchaser for any additional contributions, penalties, premiums, fees, fines, excess taxes or any other charges or liabilities.

3.20 Insurance.

(a) Schedule 3.20(a) lists all insurance policies (by policy number, insurer, location of property insured, annual premium, premium payment dates, expiration date, type (i.e., “claims made” or an “occurrences” policy), amount and scope of coverage) held by Company relating to the Assets and the business, properties and employees of Company, copies of which have been provided to Purchaser. Each such insurance policy is legal, valid, binding, enforceable and in full force and effect as of the Closing, except as enforceability may be limited (i) by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles or (ii) due to the fact that one or more other parties thereto was not duly authorized or competent to enter into such policy. Each such insurance policy will continue to be legal, valid, binding and in full force and effect as of the Closing, on identical terms following the consummation of the transactions contemplated hereby, except as enforceability may be limited (A) by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles or (B) due to the fact that one or more other parties thereto was not duly authorized or competent to enter into such policy. To the Company’s Knowledge, each other party to each such policy was duly authorized and competent to enter into such policy. Company is not in default with respect to its obligations under any insurance policy, nor has the Company been denied insurance coverage. Except as disclosed on Schedule 3.20(a), Company does not have any self-insurance or co-insurance programs. In the three (3) year period ending on the date hereof, Company has not received any written, or to the Knowledge of Company, other notice from, or on behalf of, any insurance carrier relating to or involving any adverse change or any change other than in the Ordinary Course of Business, in the conditions of insurance, any refusal to issue an insurance policy or non-renewal of a policy, or requiring or suggesting material alteration of any of Company’s assets, purchase of additional equipment or material modification of any of Company’s methods of doing business. Company has not made any claim against an insurance policy as to which the insurer is denying coverage. The Company has obtained all insurance available under the Defense Base Act, 42 U.S.C. Sections 1651 through 1655, as amended, including without limitation for all (A) Company employees working on a military base or reservation outside the United States; (B) Company employees engaged in United States government funded public works business outside the United States; (C) Company employees engaged in public works or military contract with a foreign government which has been deemed necessary to United States national security; (D) Company employees that provide services funded by the United States government outside the realm of regular military issue or channels; and (E) employees of any subcontractors where the Company is the prime or letting contractor involved in a contract of the type set forth in (A) through (D) above, and the Company has obtained all required approvals from applicable Governmental Authorities to charge the costs of such insurance to the CECOM Rapid Response Contract and all such costs are fully allowable.

(b) Schedule 3.20(b) identifies each insurance claim made by the Company since January 1, 2001. To the Knowledge of Company, no event has occurred, and no condition or circumstance exists, that would reasonably be expected to (with or without notice or lapse of time) give rise to or serve as a basis for any such insurance claim.

3.21 Environmental Matters.

(a) There are no investigations, inquiries, administrative proceedings, actions, suits, claims, legal proceedings or other proceedings pending or, to the Knowledge of Company, threatened against any of Company under or relating to Environmental Laws including without limitation those that involve or relate to Environmental Conditions, Environmental Noncompliance or the release, use, disposal or arranging for disposal of any Hazardous Materials on or from any real property constituting the Leased Premises or any other real property or facility formerly owned, leased or used by Company.

(b) There are no Hazardous Materials that have been released or are being stored or are otherwise present on, under or about any real property constituting or connected with the Leased Premises, and Hazardous Materials have not been released, stored or are otherwise present on, under or about any real property formerly owned, leased or operated by Company. Each of the Leased Premises, during the period it was leased by Company, has been maintained in, and Company is and has at all prior times otherwise been in, compliance with all applicable Environmental Laws.

(c) Company has not disposed of, or arranged to dispose of, Hazardous Materials in a manner or to a location that could reasonably be expected to result in liability to Company under or relating to Environmental Laws. Neither any Seller nor the Company has any environmental audits, reports or other material environmental documents relating to Company’s past or current properties, facilities or operations.

(d) Except as set forth in Schedule 3.21, Company has not assumed, contractually or by operation of Law, any liabilities or obligations under any Environmental Laws.

(e) Company is not, as of the date hereof, and has not been at any time since the date of its inception, a Response Action Contractor.

3.22 Real Estate.

(a) Leased Premises. Schedule 3.22 contains a complete and accurate list of all premises leased by Company for the operation of Company’s business (the “Leased Premises”), and of all leases related thereto (collectively, the “Leases”). Company has delivered or made available to the Purchaser a true and complete copy of each of the Leases, and in the case of any oral Lease, a written summary of the material terms of such Lease.

(b) Leases Binding. The Leases are valid, binding and enforceable in accordance with their terms and are in full force and effect, except as enforceability may be limited (i) by bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles or (ii) due to the fact that one or more other parties thereto was not duly authorized or competent to enter into such Lease. To the Company’s Knowledge, each other party to each such Lease was duly authorized and competent to enter into such Lease. No event of default has occurred which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default thereunder on the part of Company or Sellers. The Company has no Knowledge of the occurrence of any event which (whether with or without notice, lapse of time or both or the happening or occurrence of any other event) would constitute a default thereunder by any other party. The current annual rent and term under each Lease are as set forth on Schedule 3.22. Schedule 3.22 separately identifies all Leases for which consents or waivers must be obtained on or prior to the Closing Date (or which have been obtained) in order for such Leases to continue in effect according to their terms after the Closing Date. Company has not waived any material rights under any Lease which would be in effect on or after the date of this Agreement. To the Knowledge of Company, no event has occurred which either entitles, or would, on notice or lapse of time or both, entitle the other party to any Lease with Company to declare a default or to accelerate, or which does accelerate, the maturity of any indebtedness of Company under any Lease.

(c) Leased Improvements and Fixtures. The Leased Improvements are (i) to the actual Knowledge of Company, structurally sound with no defects; (ii) in good operating condition and repair, subject to ordinary wear and tear; (iii) not in need of maintenance or repair except for ordinary routine maintenance and repair; and (iv) in material conformity with all applicable Laws relating thereto currently in effect. All of the Leased Improvements on the Leased Premises are located entirely on such Leased Premises.

(d) Owned Real Property. The Company does not own any real property.

3.23 No Other Agreement To Sell.

(a) Except as disclosed on Schedule 3.23(a), the Company has no legal obligation, absolute or contingent, to any other Person to sell, encumber or otherwise transfer Company, any equity securities of the Company, the Assets or Company’s business (in whole or in part), or effect any merger, consolidation, combination, share exchange, recapitalization, liquidation, dissolution or other reorganization involving Company, or to enter into any agreement with respect thereto.

(b) Except as disclosed on Schedule 3.23(b), no Seller has any legal obligation, absolute or contingent, to any other Person to sell, encumber or otherwise transfer Company or any equity securities of the Company, the Assets or Company’s business (in whole or in part), or effect any merger, consolidation, combination, share exchange, recapitalization, liquidation, dissolution or other reorganization involving Company, or to enter into any agreement with respect thereto.

3.24 Transactions with Certain Persons. Except as set forth on Schedule 3.24(a), no officer or director of Company, no Seller and no member of any such individual’s immediate family (whether directly or indirectly through an Affiliate of such Person) is presently, or within the past three (3) years has been, a party to any transaction with Company, including without limitation, any Contract or other arrangement (a) providing for the furnishing of services by (other than as officers, directors or employees of Company); (b) providing for the rental of real or personal property from; or (c) otherwise requiring payments to (other than for services or expenses as directors, officers or employees of Company in the Ordinary Course of Business) any such individual or any corporation, partnership, trust or other entity in which any such individual has an interest as a shareholder, officer, director, trustee or partner. Other than Contracts listed on Schedule 3.24(a), Company does not have outstanding any Contract or other arrangement or commitment with any Seller or any director, officer, employee, trustee or beneficiary of Company or any Seller. Except as set forth on Schedule 3.24(a), the assets of Company do not include any receivable or other obligation from any Seller or any director, officer, employee, trustee or beneficiary of Company or any Seller and the liabilities of Company do not include any payable or other obligation or commitment to any such Person. Schedule 3.24(b) identifies all Contracts, arrangements or commitments set forth on Schedule 3.24(a) that cannot be terminated upon 60 days notice by Company.

3.25 Disclosure. No representations or warranties by Company or Sellers in this Agreement (including, without limitation, the Disclosure Schedules hereto), the Transaction Documents or in any document, exhibit, statement, certificate or schedule which is furnished or to be furnished by Company pursuant to Section 9 in connection with the Closing of the transactions herein contemplated, (i) contains or will contain any untrue statement of a material fact, or (ii) omits or will omit to state, when read in conjunction with all of the information contained in this Agreement, the Disclosure Schedules hereto and the other Transaction Documents, any fact material necessary to make the statements or facts contained therein not misleading. The Company’s Confidential Information Memorandum provided to the Purchaser in connection with the transactions contemplated by this Agreement contains certain projections and forward looking statements which were prepared in good faith by Company management and are based on assumptions that the Company’s management believes are reasonable.

3.26 Affiliates.

(a) Except for Sellers or as set forth on Schedule 3.26(a), Company does not have any Affiliates, does not own any capital stock or other equity securities of or any debt interest in any other corporation and does not have any other type of ownership interest in any other Person. Schedule 3.26(a) shall set forth the names, addresses, officers, directors, co-owners, relationship with the Company, and type and percentage of capital stock or other equity securities of or any debt interest in any Affiliate owned by the Company. Neither the Company nor any of its Subsidiaries are guarantors of or are in any way liable for the liabilities or debts of the Seller Affiliates. No liabilities of Galaxy Aviation Security, L.L.C or Galaxy Tracking Systems, L.L.C. were excluded in connection with the transfer of the equity securities of those Persons from the Company.

(b) Schedule 3.26(b) lists all assets (including all Contracts) of any Seller Affiliate that have been used by the Company or the Subsidiaries or are necessary for the operation of the Company or any of the Subsidiaries as currently conducted or as currently proposed to be conducted.

(c) Schedule 3.26(c) lists all Contracts to which (i) one or more of the Company and the Subsidiaries is party and (ii) one or more of the Seller Affiliates is a party, and provides a brief description of each such Contract. If the Purchaser has requested that the

Company terminate any such Contract, the Company has placed an “*” next to each such Contract. Schedule 3.26(c) also lists all current and future indemnity obligations of the Company, Galaxy Canada Corporation and/or Galaxy Scientific Canada Company to any of the Seller Affiliates, which obligations were created prior to the date hereof.

(d) Schedule 3.26(d) provides a brief and general description of the business line(s) of each Seller Affiliate. Other than the Company, the Subsidiaries and the Seller Affiliates, neither Dr. James Yoh nor Dr. Julie Yoh (either individually or together) own a majority of the equity securities in any other Person or have the right to elect a majority of the members of the board of directors (or other governing body) of any other Person, in each case where such Person conducts activities or owns assets valued at greater than $100.

3.27 Employees and Contractors.

(a) Employees. Schedule 3.27(a) hereto sets forth a complete and accurate list of all employees of Company as of the date of this Agreement showing for each as of that date the employee’s name, and job title or description. The Company has provided to the Purchaser a list of all such employees as of the date hereof showing for each the employee’s name, job title or description, salary level (including any bonus or deferred compensation arrangements other than any such arrangements under which payments are at the discretion of Company) and also showing any bonus, commission, accrued paid time-off or other remuneration other than salary paid during Company’s fiscal year ending April 3, 2005. Except as set forth on Schedule 3.27(a), none of such employees is a party to a written employment agreement or contract with Company and each is employed “at will.” Each such employee’s salary and other compensation is not materially greater than the amount set forth in list provided to Purchaser during diligence. Except as set forth in Schedule 3.27(a), each such employee has entered into Company’s standard form of employee non-disclosure agreement with Company, a copy of which has been previously delivered or made available to the Purchaser.

(b) Contractors. Schedule 3.27(b) contains a list of all independent contractors (including consultants but excluding subcontractors) currently engaged by Company, along with the position, date of retention and rate of remuneration, most recent increase (or decrease) in remuneration and amount thereof, for each such Person. Except as set forth on Schedule 3.27(b), none of such independent contractors is a party to a written agreement or contract with the Company. Except as set forth on Schedule 3.27(b), each such independent contractor has entered into an agreement with Company containing provisions regarding confidentiality, non-competition and assignment of inventions and copyrights, a copy of which has been previously delivered or made available to the Purchaser. For the purposes of applicable Law, including without limitation the Code, all independent contractors who are, or within the last six (6) years have been, engaged by the Company are bona fide independent contractors and not employees of the Company and, except as noted on Schedule 3.27(b), each independent contractor is terminable on fewer than thirty days notice, without any obligation to pay severance or a termination fee.

3.28 Organizational Conflicts of Interest. To the Knowledge of Company, in the past three (3) years Company has not had access to non-public information nor provided systems engineering, technical direction, consultation, technical evaluation, source selection services or services of any type, nor prepared specifications or statements of work, nor engaged in any other conduct that would create in any current Governmental Authority procurement an Organizational Conflict of Interest, as defined in Federal Acquisition Regulation 9.501, with Company. Schedule 3.28 lists all conflict of interest provisions to which the Company is bound.

3.29 Government Audits. Except as set forth on Schedule 3.29, and except for contract audits of a routine nature, which routine audits would not be reasonably expected to have a Material Adverse Effect on Company, or audits related to Taxes that are otherwise described in the Disclosure Schedules, during the past six (6) years Company has not received any official written or, to the Knowledge of Company, other notice that it is or was being specifically audited or investigated by any Governmental Authority, nor, to the Knowledge of Company, has such audit or investigation been threatened.

3.30 Labor Relations. Except as disclosed on Schedule 3.30, Company is not a party to any collective bargaining agreement or other contract or agreement with any group of employees, labor organization or other representative of any of the employees of Company and except as disclosed on Schedule 3.30, the Company has no Knowledge of any activities or proceedings of any labor union or other party to organize or represent such employees. There has not occurred or, to the Knowledge of Company, been threatened any strike, slow-down, picketing, work-stoppage, or other similar labor activity with respect to any such employees. Schedule 3.30 sets forth all unresolved labor controversies (including unresolved grievances and age or other discrimination claims), if any, between Company and Persons employed by or providing services to Company. To the Knowledge of Company, no officer or employee of Company has any current plan to terminate his or her employment with Company.

3.31 Board Approval. The Board of Directors of Company has determined that the transactions contemplated by this Agreement are in the best interests of Company and its stockholders and has adopted a resolution to such effect which authorized the Company to enter into this Agreement and the Transaction Documents. Company has provided Purchaser with true and correct copies of all its board of directors proceedings relating to the adoption and approval this Agreement and the transactions contemplated hereby, which are in full force and effect as of the date hereof and shall be in full force and effect as of the Closing Date. Stockholder consent is not required to approve or adopt the transactions set forth in this Agreement or any of the Transaction Documents.

3.32 Brokers. Except as set forth on Schedule 3.32, no broker, finder or investment banker or other Person is directly or indirectly entitled to any brokerage, finder’s or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Company or any Sellers.

3.33 Government Contracts.

(a)      (i) Schedule 3.33(a)(i) lists all Government Contracts that have not been closed out (except for task orders and blanket purchasing agreements pursuant to Government Contracts), and with respect to each such listed Government Contract, Schedule 3.33(a)(i) accurately lists: (A) the contract name; (B) the award date; (C) the customer; (D) the contract end date; and (E) as applicable, whether the current Government Contract is premised on Company’s small business status, small disadvantaged business status, protégé status, or other preferential status.

(ii) Schedule 3.33(a)(ii) lists Company’s current project charge codes, and with respect to each such charge code, Schedule 3.33(a)(ii) accurately lists: (A) the customer; (B) the customer’s contract number corresponding to the charge code; (C) the customer’s order number; (D) Company’s internal project charge code number; (E) the corresponding project name; (F) the end date; (G) inception to May 1, 2005 funding; and (H) inception to May 1, 2005 revenue. Schedule 3.33(a)(ii) also indicates the basis for billing with respect to the charge codes that represent fixed price task orders.

(iii) Schedule 3.33(a)(iii) lists all Government Bids, including task order bids under current Government Contracts submitted by Company and for which no award has been made, and with respect to each such Government Bid, Schedule 3.33(a)(iii) accurately lists: (A) the customer agency and title; (B) the request for proposal (RFP) number or, if such Government Bid is for a task order under a prime contract, the applicable prime contract number, (C) the date of proposal submission; (D) the expected award date, if known; (E) the estimated period of performance; (F) the estimated value based on the proposal, if any; and (G) except for Government Bids for task orders, as applicable, whether such Government Bid is premised on the Company’s small business status, small disadvantaged business status, protégé status, or other preferential status. Company and Sellers have delivered or made available to Purchaser true and complete copies of all Government Contracts (except for task orders pursuant to such Government Contracts) and of all Government Bids and provided access to Purchaser to true and correct copies of all material documentation related thereto requested by Purchaser.

(iv) Schedule 3.33(a)(iv) lists all task orders related to products or services that have not been completed by Company, and in each instance references the Government Contract to which each such task order relates.

(b) Except as set forth on Schedule 3.33(b), during the past five (5) years, (i) Company has not received written notification of cost, schedule, technical, quality or other default or dispute problems (or any other adverse contract formation or administration issue, including defaults or disputes) that could reasonably result in claims against Company (or successors in interest) by a Governmental Authority, a prime contractor or a higher-tier subcontractor; (ii) there are no Government Contracts pursuant to which Company is, to the Knowledge of Company, reasonably likely in the near future to experience cost, schedule, technical, quality or other default or dispute problems (or any other adverse contract formation or administration issue, including defaults or disputes) that could reasonably result in claims against Company (or successors in interest) by a Governmental Authority, a prime contractor or a higher-tier subcontractor; (iii) to the Knowledge of Company, all of the Government Contracts were legally awarded, are binding on the parties thereto, and are in full force and effect; (iv) the Government Contracts are not currently the subject of bid or award protest proceedings, and, to the Knowledge of Company, no such Government Contracts are reasonably likely to become the subject of bid or award protest proceedings; and (v) no Person has notified Company that any Governmental Authority intends to seek Company’s agreement to lower rates under any of the Government Contracts or Government Bids, including but not limited to any task order under any Government Bids.

(c) Except as set forth on Schedule 3.33(c): (i) the Company has fully complied with all material terms and conditions of each Government Contract and Government Bid to which it is a party; (ii) Company has complied, in all material respects, with all statutory and regulatory requirements, including but not limited to the Service Contract Act, the Contract Disputes Act, the Procurement Integrity Act, the Federal Procurement and Administrative Services Act, the Federal Acquisition Regulations (“FAR”) and related cost principles and the Cost Accounting Standards, where and as applicable to each of the Government Contracts and Government Bids, (iii) the representations, certifications, and warranties made by Company with respect to the Government Contracts or Government Bids were accurate in all material respects as of their effective date, and Company has fully complied with all such certifications in all material respects; (iv) no termination for default, cure notice or show cause notice has been issued and remains unresolved with respect to any Government Contract or Government Bid, and, to the Knowledge of Company, no event, condition or omission has occurred or exists that would constitute grounds for such action; (v) no past performance evaluation received by Company with respect to any such Government Contract has set forth a default or other material failure to perform thereunder or termination or default thereof; and (vi) to the Knowledge of Company, no money due to Company pertaining to any Government Contract or Government Bid has been withheld or set-off, or is reasonably likely to be withheld or set-off.

(d) Except as set forth in Schedule 3.33(d), with respect to the Government Contracts, during the past five (5) years, no Governmental Authority, prime contractor or higher-tier subcontractor under a Government Contract or any other Person has notified Company of any actual or, to the Knowledge of Company, alleged violation or breach of any statute, regulation, representation, certification, disclosure obligation, contract term, condition, clause, provision or specification that could reasonably be expected to materially affect payments under Government Contracts or adversely affect the award of Government Contracts (whether pursuant to a Government Bid or otherwise) to Company in the future.

(e) During the past ten (10) years, (i) Company has not taken any action and is not a party to any litigation that could reasonably be expected to give rise to (A) liability under the False Claims Act or any other law barring fraud in procurement, (B) a claim for price adjustment under the Truth in Negotiations Act, or (C) any other request for a reduction in the price of any Government Contract, including but not limited to claims based on actual or alleged defective pricing; (ii) there exists no reasonable basis for a claim of any material liability of Company by any Governmental Authority as a result of defective cost and pricing data submitted to any Governmental Authority; and (iii) the Company is not participating in any pending claim and, to the Knowledge of Company, has no interest in any potential claim under the Contract Disputes Act (or otherwise) against the United States Government or any prime contractor, subcontractor or vendor arising under or relating to any Government Contract or Government Bid.

(f) Except as set forth on Schedule 3.33(f), (i) during the past five (5) years, Company has not received any show cause, cure, default or similar notice relating to any Government Contracts; (ii) no Government Contract has been terminated for default in the past three (3) years; and (iii) Company has not received any notice during the past three (3) years terminating any Government Contract for convenience or indicating an intent to terminate any Government Contract for convenience.

(g) Except as set forth on Schedule 3.33(g) since December 31, 2000, Company has not received any notice of any outstanding claims or contract disputes to which Company is a party (i) relating to the Government Contracts or Government Bids and involving either a Governmental Authority, any prime contractor, any higher-tier subcontractor, vendor or any third party; or (ii) relating to the Government Contracts under the Contract Disputes Act or any other federal statute.

(h) Neither Company nor any Seller has ever been and is not now, suspended, debarred or proposed for suspension or debarment under the FAR or under any analogous Laws of any Governmental Authority. No suspension or debarment actions with respect to Government Contracts have been commenced, or to the Knowledge of Company, threatened against Company or any of its officers or employees. To the Knowledge of Company, there is no valid basis for the Company’s or a Seller’s suspension or debarment from bidding on contracts or subcontracts for or with any Governmental Authority.

(i) No negative determination of responsibility has been issued against Company during the past three (3) years with respect to any quotation, bid or proposal for a Government Contract.

(j) Except as set forth on Schedule 3.33(j), since January 1, 2000, (i) Company has not undergone and is not undergoing any audit, inspection, survey or examination of records by any Governmental Authority including without limitation the General Accounting Office, the DCAA, any state or federal agency Inspector General, the contracting officer with respect to any Government Contract or the Department of Justice (including any United States Attorney) relating to any Government Contract, (ii) the Company has not received notice of and the Company has not undergone any investigation or review relating to any Government Contract, and (iii) to the Knowledge of Company, no such audit, review, inspection, investigation, survey or examination of records is threatened. During the past five (5) years, Company has not received any notice that any audit, review, inspection, investigation, survey or examination of records described in Schedule 3.33(j), has revealed any fact, occurrence or practice which could reasonably be expected to have a Material Adverse Effect on Company.

(k) During the last five (5) years, Company has not made any voluntary disclosure in writing to any Governmental Authority with respect to any material alleged irregularity, misstatement or omission arising under or relating to a Government Contract or Government Bid.

(l) Company has not received any notice that any, and to the Knowledge of Company, none of the Sellers, or the Company’s directors, officers, employees, consultants, agents or representatives is (or during the last five (5) years has been) under administrative, civil or criminal investigation or indictment by any Governmental Authority with respect to the conduct of the business of Company. Company has not received notice of any and there is no pending investigation of any Seller or Company director, officer, employee, consultant, agent or representative, nor within the last five (5) years has there been any audit or investigation of any of the foregoing relating to the business of Company resulting in a material adverse finding with respect to any material alleged irregularity, misstatement or omission arising under or relating to any Government Contract or Government Bid.

(m) Except as set forth on Schedule 3.33(m), all indirect and general and administrative (G&A) expense rates are being billed consistent with Defense Contract Audit Agency-approved rates or provisional rates.

(n) To the Knowledge of Company, Company is in compliance with all applicable national security obligations, including those specified in the National Industrial Security Program Operating Manual, DOD 5220.22-M (January 1995), and any supplements, amendments or revised editions thereof.

(o) Except as set forth on Schedule 3.33(o), to the Knowledge of Company, during the past five (5) years, there have been no events or omissions that would reasonably be expected to result in (i) a material claim against Company by a Governmental Authority or any prime contractor, subcontractor, vendor, or other third party arising under or relating to any Government Contract or Government Bid, or (ii) a material dispute between Company and a Governmental Authority or any prime contractor, subcontractor, vendor, or other third party arising under or relating to any Government Contract or Government Bid.

(p) During the past five (5) years, Company has undertaken no internal audit of any events or omissions that, at the time of the audit, Company or Sellers reasonably expected to have a Material Adverse Effect on performance of a Government Contract or Government Bid or a Material Adverse Effect on Company as a whole. To the Knowledge of Company, (i) all Government Bids listed on Schedule 3.33(a) were submitted in the Ordinary Course of Business of Company, (ii) all Government Bids listed on Schedule 3.33(a) were based on assumptions believed by the management of Company to be reasonable, and (iii) Company and Sellers reasonably believe all Government Bids listed on Schedule 3.33(a) are capable of performance by Company in accordance with the terms and conditions of such Government Bid without a loss (calculated in accordance with GAAP as consistently applied by the Company).

(q) Except as set forth on Schedule 3.33(q), to the Knowledge of Company, no Government Contract that has not been closed out has incurred or currently projects losses or cost overruns in an amount exceeding $25,000. No payment has been made by Company or, to the Knowledge of Company, by a Person acting on Company’s behalf, to any

Person (other than to any bona fide employee or agent of Company, as defined in subpart 3.4 of the FAR) which is or was improperly contingent upon the award of any Government Contract or which would otherwise be in violation of any applicable procurement law or regulation or any other Laws. Company is not subject to any “forward pricing” agreements.

(r) Except as set forth on Schedule 3.33(r), Company has not assigned or otherwise conveyed or transferred, or agreed to assign, to any Person, any Government Contracts, or any account receivable relating thereto, whether a security interest or otherwise.

(s) Except as set forth on Schedule 3.33(s), Company has reached agreement with the cognizant government audit agency approving and “closing” all indirect costs charged to Government Contracts for the Company’s fiscal years ending on or prior to March 30, 2003, and those years are closed.

(t) As of the date hereof, no personal property, equipment or fixtures were loaned, bailed or otherwise furnished to Company by or on behalf of the United States Government.

(u) There are (i) no written claims, or, to the Knowledge of Company, claims threatened in writing, existing against Company with respect to warranties or guarantees contained in Government Contracts on products or services provided by Company; (ii) no such claims of a material nature have been made against Company in the past five (5) years; (iii) to the Knowledge of Company, no amendment has been made to any warranty or guarantee contained in any Government Contract that would reasonably be expected to result in a Material Adverse Effect on Company; and (iv) to the Knowledge of Company, Company has not taken any action which would reasonably be expected to give any Person a right to make a claim under any warranty or guarantee contained in any Government Contract.

(v) Except to the extent prohibited by applicable Law, Schedule 3.33(v) sets forth all facility security clearances held by Company.

(w) The Company has not, and to the Knowledge of Company, none of the Company’s officers, directors, employees or agents (or shareholders, distributors, representatives or other Persons acting on the express, implied or apparent authority of the Company) has paid, given or received or has offered or promised to pay, give or receive, any bribe or other unlawful payment of money or other thing of value in violation of applicable Law, any unlawful discount, or any other unlawful inducement, to or from any Person or Governmental Authority in the United States or elsewhere in connection with or in furtherance of the business of the Company (including any offer, payment or promise to pay money or other thing of value (i) to any foreign official, political party (or official thereof) or candidate for political office for the purposes of influencing any act, decision or omission in order to assist the Company in obtaining business for or with, or directing business to, any Person, or (ii) to any Person, while knowing that all or a portion of such money or other thing of value will be offered, given or promised to any such official or party for such purposes). The business of the Company is not in any manner dependent upon the making or receipt of such payments, discounts or other inducements. The Company has not otherwise taken any action that would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any applicable Laws of similar effect.

(x) All fiscal years of the Company ending on or prior to March 28, 2004 have been audited by the Defense Contract Audit Agency and such audits have been completed for the Company’s fiscal years ending on or prior to March 28, 2004. The Company’s Direct Contract Costs and Indirect Costs for the period of time beginning on the first day of the Company’s fiscal year beginning March 29, 2004 and ending on the Closing Date are fully allowable and are not subject to any government disallowance(s) greater than $100,000 in the aggregate, including, without limitation, pursuant to any existing or future Defense Contract Audit Agency incurred cost audit of the Company.

3.34 Defense Articles, Defense Services and Technical Data. Except as set forth on Schedule 3.34, since Company’s inception, it has not manufactured “defense articles,” exported “defense articles” or furnished “defense services” or “technical data” to foreign nationals in the United States or abroad, as those terms are defined in 22 Code of Federal Regulations Sections 120.6, 120.9 and 120.10, respectively. In addition, Company is in compliance with all United States import and export laws and regulations, including, without limitation, those specified in the International Traffic in Arms Regulations (ITAR), and Export Administration Regulations (EAR). Except as set forth on Schedule 3.34, Company has not, within the last five (5) years, violated any United States import or export laws or regulations, or been the subject of an investigation or other inquiry or subject to civil or criminal penalties imposed by a United States Government Authority, or made a voluntary disclosure with respect to violations or alleged violations of said laws.

3.35 Bank Accounts. Schedule 3.35 lists the names and locations of all banks and other financial institutions with which Company maintains an account (or at which an account is maintained to which Company has access as to which deposits are made on behalf of Company), in each case listing the type of account, the account number therefor, and the names of all Persons authorized to draw thereupon or have access thereto and lists the locations of all safe deposit boxes used by Company.

3.36 Suppliers and Customers. Schedule 3.36 lists, by dollar volume paid for the twelve (12) months ended on April 3, 2005, the ten (10) largest suppliers of goods or services and the ten (10) largest customers of Company. Except as described on Schedule 3.36, to the actual Knowledge of Company, the relationships of Company with such suppliers and customers are good commercial working relationships. No Person listed on Schedule 3.36 within the last twelve (12) months has, to the Knowledge of Company, threatened to cancel or otherwise terminate, or to the Knowledge of Company, intends to cancel or otherwise terminate, any relationships of such Person with Company. No such Person has during the last twelve (12) months decreased materially or, to the Knowledge of Company, threatened to decrease or limit materially, or to the Knowledge of Company, intends to modify materially its relationships with Company or intends to decrease or limit materially its services or supplies to Company or its usage or purchase of the services or products of Company. To the Knowledge of Company, the acquisition by the Purchaser of the Company Common Stock and the consummation of the transactions contemplated in this Agreement and the other Transaction Documents will not have a material adverse effect on the relationship of Company with any supplier or customer listed on Schedule 3.36.

3.37 Events Subsequent to Most Recent Fiscal Year End. Except as set forth on Schedule 3.37, since April 3, 2005:

(a) Company has not sold, leased, transferred, or assigned any of its assets, tangible or intangible, that are material, either individually or in the aggregate, to Company’s business, other than in its Ordinary Course of Business;

(b) Company has not entered into any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) requiring payments or yielding receipts of more than $5,000 in any twelve (12) month period of more than $10,000 in the aggregate other than in the Ordinary Course of Business;

(c) no party (including Company) has accelerated, terminated, made material modifications to, or cancelled any agreement, contract, lease, or license (or series of related agreements, contracts, leases, and licenses) to which Company is a party or by which it is bound nor, to the Knowledge of Company, threatened any of the foregoing actions;

(d) except for the Permitted Liens, Company has not caused or permitted any Lien to be imposed upon any of its assets, tangible or intangible, that are material, either individually or in the aggregate, to Company’s business;

(e) Company has not made any capital expenditure (or series of related capital expenditures) either involving more than $10,000 individually or $25,000 in the aggregate or outside the Ordinary Course of Business;

(f) Company has not made any capital investment in, any loan to, or any acquisition of the securities or assets of, any other Person (or series of related capital investments, loans, and acquisitions);

(g) Company has not outside the Ordinary Course of Business issued any note, bond, or other debt security or created, incurred, assumed, or guaranteed any indebtedness for borrowed money or capitalized lease obligation involving more than $10,000;

(h) Company has not incurred, created or otherwise become liable for any indebtedness and has not delayed or postponed the payment of accounts payable and other liabilities either involving more than $5,000 individually or $25,000 in the aggregate or outside the Ordinary Course of Business;

(i) Company has not amended, cancelled, compromised, waived, or released any right or claim (or series of related rights and claims) outside the Ordinary Course of Business and has not accelerated collection of accounts receivable or delayed payment of accounts payable;

(j) Company has not granted any license or sublicense of any rights under or with respect to any Intellectual Property that is material, either individually or in the aggregate, to Company’s business;

(k) there has been no change made or authorized in the Articles of Incorporation or bylaws of Company which have not been approved in writing by Purchaser;

(l) Company has not issued, sold, exchanged, or otherwise disposed of any of its capital stock, or granted any options, warrants, or other rights to purchase or obtain (including upon conversion, exchange, or exercise) any of its capital stock;

(m) except as disclosed in the Financial Statements or as otherwise expressly contemplated in this Agreement, Company has not declared, set aside, or paid any dividend or made any distribution with respect to its capital stock (whether in cash or in kind) or redeemed, purchased, or otherwise acquired any of its capital stock, or granted any Person any option or other right to acquire any shares of capital stock or other securities of Company;

(n) Company has not experienced any damage, destruction, or loss (whether or not covered by insurance) to property that is material, either individually or in the aggregate, to Company’s business;

(o) Company has not made any loan to, or entered into any other transaction with, any of its directors, officers, and employees other than in the Ordinary Course of Business or as otherwise expressly contemplated in this Agreement;

(p) Company has not entered into any employment contract or collective bargaining agreement, written or oral, or modified the terms of any existing such contract or agreement;

(q) Company has not granted any increase in the compensation of any of its directors, officers or employees except annual salary increases or bonuses in the Ordinary Course of Business;

(r) Company has not adopted, amended, modified, or terminated, in any material respect, any bonus, profit sharing, incentive, severance, employee benefit or other plan, contract, or commitment for the benefit of any of its directors, officers, and employees (or taken any such action with respect to any other Benefit Plan);

(s) Company has not entered into or modified any retention, severance or incentive agreement related to the transactions contemplated by this Agreement;

(t) Company has not made any other change in employment terms, compensation or benefits for any of its directors, officers and employees;

(u) Company has not changed any method or principle of accounting except to the extent required by GAAP or as advised by Company’s independent accountant;

(v) Company has not made any material Tax election or settled any Tax liability; and

(w) Company has not committed to or agreed to undertake any of the foregoing.

3.38 Backlog. The Company has calculated its backlog as of May 1, 2005 in good faith and consistent with prior accounting periods (and its related backlog report is attached to Schedule 3.38). As of the date hereof, the Company has no Knowledge of any facts or circumstances with respect to such backlog, including, without limitation, any notice of any program cancellation or change in program schedule, contract reduction, modification or early termination, that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

3.39 Extensions of Credit. Except as disclosed on Schedule 3.39, the Company has not, directly or indirectly, extended, maintained or arranged for any extension of credit, or renewed any extension of credit, including, without limitation, in the form of a personal loan, to or for any director or executive officer (or equivalent thereof) of the Company, or used Company funds, credit cards or resources for personal, non-Company purposes, except to the extent fully reimbursed or repaid to Company prior to the date of this Agreement.

3.40 SCI Documents Inventory. Since inception, the Company has completed an inventory of all SCI Documents and Classified Documents and has properly accounted for all SCI Documents and Classified Documents in accordance with applicable Laws

4. REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER. Each of Parent and Purchaser represents and warrants to Company and Sellers, the following matters, current as of the date of this Agreement and as of the Closing Date:

4.1 Organization. Purchaser is a corporation duly incorporated, validly existing and in good standing under the Laws of the Commonwealth of Virginia, and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations would require such qualification or registration, except where the failure to be so qualified or registered would not cause a material adverse effect on the business of Purchaser, taken as a whole (a “Purchaser Material Adverse Effect”). Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware, and is qualified or registered to do business in each jurisdiction in which the nature of its business or operations would require such qualification or registration, except where the failure to be so qualified or registered would not cause, or be reasonably expected to cause, a material adverse effect on the business of Parent (a “Parent Material Adverse Effect”).

4.2 Necessary Authority. Each of Purchaser and Parent has full power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. This Agreement and the other Transaction Documents to which Purchaser and/or Parent are parties have been duly authorized, executed and delivered by Purchaser and Parent and constitute the legal, valid and binding obligations of Purchaser and Parent (as the case may be) enforceable against Purchaser and Parent in accordance with their terms and conditions, except as enforceability may be limited by applicable bankruptcy, insolvency or other Laws affecting creditors’ rights generally and the exercise of judicial discretion in accordance with general equitable principles. The individuals executing this Agreement, and the other Transaction Documents to which Purchaser and/or Parent are parties, on behalf of Purchaser and Parent have the full right, power and authority to execute and deliver this Agreement and the Transaction Documents to which Purchaser and/or Parent are parties, and upon execution and delivery, no further action will be needed to make this Agreement and the other Transaction Documents valid and binding upon, and enforceable against, Purchaser and Parent (as the case may be).

4.3 No Conflicts. Except for the applicable requirements of the HSR Act and any applicable foreign antitrust Laws, the execution, delivery and performance by the Purchaser and the Parent of this Agreement and the other Transaction Documents to which the Purchaser and/or the Parent is a party and the consummation of the transactions contemplated herein and therein do not and will not (a) require either Purchaser or Parent to obtain the consent or approvals of, or make any filing with, any person or public authority, except for consents and approval already obtained and notices or filings already made, (b) violate any Law, or (c) constitute or result in the breach of any provision of, or constitute a default under, Parent’s or Purchaser’s Certificate or Articles of Incorporation or bylaws, or any agreement, indenture or other instrument to which either Purchaser or Parent is a party or by which it or its assets may be bound, except where such violation, breach or default would not cause a Purchaser Material Adverse Effect or Parent Material Adverse Effect.

4.4 Brokers. No broker, finder or investment banker or other person is directly or indirectly entitled to any brokerage, finder’s or other fee or commission or any similar charge in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of either Purchaser or Parent.

4.5 Insolvency. Neither Purchaser or Parent is the subject of any pending, rendered or threatened in writing, or to the Knowledge of the Parent and the Purchaser, otherwise threatened, insolvency proceedings of any character. Neither Purchaser or Parent has made an assignment for the benefit of creditors or taken any action with a view to or that would constitute a valid basis for the institution of any such insolvency proceedings. Neither Purchaser or Parent is insolvent or will become insolvent as a result of entering into this Agreement or the Transaction Documents to which Purchaser or Parent is a party and consummating the transactions contemplated hereunder and thereunder.

4.6 Financing. Purchaser and/or Parent have sufficient cash, available lines of credit or other sources of available funds to enable it to make payment of the Purchase Price and any other amounts to be paid by it under this Agreement.

4.7 Litigation; Compliance with Law. There is no litigation, proceeding (arbitral or otherwise), claim, action, suit, judgment, decree, settlement, rule, order or investigation of any nature, pending, rendered or, to Purchaser’s Knowledge, threatened before any court, arbitrator or

Governmental Authority, against Purchaser or Parent that reasonably could be expected to adversely affect Purchaser’s or Parent’s ability to consummate the transactions contemplated by this Agreement.

4.8 Investment Intent. Purchaser is acquiring the Company Common Stock for its own account and not with a view to its distribution within the meaning of Section 2(11) of the Securities Act of 1933, as amended, and the rules and regulations issued pursuant thereto.

5. COVENANTS OF THE SELLERS, COMPANY, PURCHASER AND PARENT. Between the date of this Agreement and the Closing Date (except for (a) the covenants set forth in Section 5.8, other than the second sentence, which shall also apply following the Closing Date, (b) the covenants set forth in the second sentence of Section 5.8, which shall only apply following the Closing Date in accordance with their terms, and (c) the covenants set forth in Section 5.15 and 5.16 which shall apply in accordance with their terms):

5.1 Affirmative Covenants of Company and Sellers. Company and each of Sellers hereby covenants and agrees that, from the date hereof through and including the Closing Date, unless otherwise expressly contemplated by this Agreement or consented to in writing by Purchaser, Company shall and Sellers shall take all reasonable actions within their control to cause Company to:

(a) operate its business in the Ordinary Course of Business;

(b) use its Reasonable Best Efforts to preserve intact its business organization, maintain its rights and ongoing operations, retain the services of and maintain and preserve its relationship with its officers and employees, and maintain and preserve its relationship with its customers, suppliers and others having business relationships with it, in each case in all material respects;

(c) use its Reasonable Best Efforts to maintain and keep its properties and assets in as good repair and condition as at present, ordinary wear and tear excepted, and use its Reasonable Best Efforts to maintain and protect all assets of Company, in each case in all material respects;

(d) use its Reasonable Best Efforts to keep in full force and effect insurance comparable in amount and scope of coverage to that currently maintained;

(e) operate its business in all material respects in compliance with all applicable Laws;

(f) pay all expenses and liabilities when due.

5.2 Negative Covenants of Company and Sellers. Except as expressly contemplated by this Agreement (e.g., to comply with express closing conditions set forth in Section 6) or otherwise consented to in writing by Purchaser, from the date hereof until the Closing Date, Company shall not do and Sellers shall take all reasonable actions necessary within their control to cause Company not to do any of the following (other than in connection with the transfer of the 99% equity interest in each of Galaxy Aviation Security, L.L.C. and Galaxy Tracking Systems, L.L.C. to a Person other than the Company or its other Subsidiaries):

(a) (i) increase the compensation payable to or to become payable to any of its directors, officers or employees, except for increases in salary or wages payable or to become payable to employees who are not officers or directors in the Ordinary Course of Business, which increases do not in the aggregate for all such employees materially exceed the salary or wages payable to all such employees as of the date hereof; (ii) grant any severance or termination pay (other than pursuant to existing severance arrangements or policies as in effect on the date of this Agreement and described on Schedule 3.19(a)) to, or enter into or modify any employment or severance agreement with, any of its directors, officers or employees; (iii) adopt or amend any employee benefit plan, policy or arrangement (including any stock option plan) except to ensure the repurchase of all options to purchase Company Common Stock, or (iv) enter into any transaction or Contract with any Seller (A) in each case except as may be required by applicable Law and (B) in each case, except for such payments to Sellers for salaries in the Ordinary Course of Business;

(b) declare or pay any dividend on, or make any other distribution in respect of, outstanding shares of its capital stock, except for customary distributions to shareholders solely for the purpose of paying taxes with respect to their ownership of shares of the Company Common Stock;

(c) other than in connection with the Option Termination Agreements and the Stock Redemption Agreement, (i) redeem, repurchase or otherwise reacquire any shares of its capital stock or any securities or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants or conversion or other rights to acquire any shares of its capital stock or any such securities or obligations, except for the repurchase of all of the options as contemplated hereby; (ii) liquidate, dissolve or effect any reorganization or recapitalization; or (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of, or in substitution for, shares of its capital stock;

(d) issue, pledge, deliver, award, grant or sell, or authorize or propose the issuance, pledge, delivery, award, grant or sale (including the grant of any encumbrances) of, any shares of any class of its capital stock (including shares held in treasury), any securities convertible into or exercisable or exchangeable for any such shares, or any rights, warrants or options to acquire, any such shares;

(e) (i) acquire or agree to acquire, or merge or consolidate with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other Person or (ii) make or commit to make any investments other than short-term liquid investments, investments that will be liquidated prior to Closing;

(f) sell, lease, license, exchange, mortgage, pledge, transfer or otherwise dispose of, or agree to sell, lease, license, exchange, mortgage, pledge, transfer or otherwise encumber or dispose of, any of the Assets other than in the Ordinary Course of Business;

(g) propose or adopt any amendments to its Articles of Incorporation, its Bylaws or the Shareholders’ Agreement (other than to terminate the Shareholders Agreement immediately prior to the Closing);

(h) make any change in any of its methods of accounting or make any reclassification of assets or liabilities, except as may be required by Law or GAAP;

(i) incur or guarantee any obligation for borrowed money, whether or not evidenced by a note, bond, debenture or similar instrument, or enter into any “keep well” or other agreement to maintain the financial condition of another Person or make any loans, or advances of borrowed money or capital contributions to, or equity investments in, any other Person or issue or sell any debt securities, except in the Ordinary Course of Business under existing loan agreements or capitalized leases;

(j) create or incur any Liens affecting the Assets or the Company Common Stock except for Permitted Liens;

(k) enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any products or technology of Company;

(l) amend in any material respect or enter into any operating or capital lease;

(m) make any capital expenditures, capital additions or capital improvements other than (i) expenditures for routine or emergency maintenance and repair in an amount not to exceed $30,000, or (ii) expenditures in the Ordinary Course of Business in amounts not exceeding $30,000 in the aggregate;

(n) amend in any material respect or enter into any Contract, commitment, understanding or other arrangement (i) which are teaming agreements or which include any conflict of interest, non-competition or similar provision which would place any restriction on the parties with which Company or its Affiliates may do business; (ii) in the case of task orders, purchase orders or modifications to existing Contracts, which are reasonably expected to involve more than $1,000,000 in revenues to or expenditures by Company; (iii) in the case of any new Government Contract, which are reasonably expected to involve more than $1,000,000 in revenues to or expenditures by Company; or (iv) in the case of any contract, commitment, understanding or other arrangement that is not a Government Contract, which is reasonably expected to involve more than $30,000 in revenues to, expenditures of or liabilities to Company; provided, that all such permitted new Contracts or Leases shall be deemed to be included within the term “Contracts” as defined in Section 1 hereof;

(o) submit any new Government Bid which, if accepted, is expected to result in a loss to Company or would result in a Government Contract with a backlog value in excess of $1,000,000;

(p) enter into any collective bargaining agreement;

(q) make or change any Tax election, change any annual Tax accounting period, change any method of Tax accounting, enter into any closing agreement with respect to any Tax, settle any Tax claim or any assessment or surrender any right to claim a Tax refund;

(r) pay, discharge or satisfy any material claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), except the payment, discharge or satisfaction of (i) liabilities or obligations in the Ordinary Course of Business or in accordance with the terms thereof as in effect on the date hereof, (ii) claims settled or compromised to the extent permitted by this Section 5.2(r), or (iii) repayment of the $1,700,000 million note payable as shown on the Company’s December 26, 2004 balance sheet to the extent not paid as of the date hereof, or waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing Contract, in each case, other than in the Ordinary Course of Business;

(s) settle or compromise any debt or litigation, except for adjustments in the Ordinary Course of Business made in connection with written Company Contracts in place as of the date hereof;

(t) make any payment or loan to an Affiliate, any Seller or any director, officer or employee of Company, except in accordance with the terms of any employment Contract or compensation to employees in the Ordinary Course of Business or in accordance with Sections 5.2(a) or 5.2(b);

(u) amend in any material respect or enter into any Contract, commitment, understanding or other arrangement with any Affiliate or any Seller, director, officer or employee of Company, or any of their Affiliates;

(v) permit any Person other than Sellers to own any shares of capital stock of Company;

(w) create any subsidiaries or enter into any joint venture, partnership or similar arrangement; or

(x) accelerate or alter the timing for billing customers of the Company outside the Ordinary Course of Business;

(y) change any practices with respect to the collection of accounts receivable outside the Ordinary Course of Business;

(z) defer the payment of any expense or obligation beyond the due date thereof; or

(aa) intentionally take, or offer or propose to take, or agree to take in writing or otherwise, (i) any of the actions described in Section 5.2 which require the consent of Purchaser, (ii) any action which would result in a breach of any of Company’s representations and warranties in this Agreement or (iii) any action which would result in any of the conditions set forth in Section 6 not being satisfied as of the Closing Date.

5.3 Adverse Developments. Company and Sellers shall promptly notify Purchaser in writing of any Material Adverse Effect with respect to Company. Parent or Purchaser shall promptly notify the Seller Representative in writing of any event or occurrence that the Purchaser believes will render it or the Parent unable to pay the Purchase Price or to employ the employees of the Company following the Closing (provided that the Purchaser or the Parent shall not be deemed unable to employ the employees of the Company following the Closing if the Parent or Purchaser have the resources to do so, but elect not to employ one or more of such employees). Company and Sellers shall keep Purchaser informed of all material operational matters and all material business developments with respect to Company’s business and its markets.

5.4 Potential Breach. Each party will promptly notify the other parties of the occurrence of any event, or the existence of any fact, of which such party becomes aware that results in the inaccuracy in any material respect of any representation or warranty of such party in this Agreement as of any time prior to the Closing, and such party will use its Reasonable Best Efforts to cure such matter.

5.5 Access. During normal business hours, Company will provide Purchaser, its counsel, accountants, financing sources and other representatives (“Purchaser’s Representatives”), for the purpose of the continuation of customary due diligence or for any other reasonable purpose, with access to the books and records of Company and Company’s business, to the Assets and, subject to the receipt of reasonable prior notice from Purchaser, and with the consent of the Seller Representative in his capacity as an officer of the Company, or his authorized designees (which consent will not be unreasonably withheld or delayed), to the officers, employees, agents and accountants of Company with respect to matters relating to Company’s business and will provide Purchaser and Purchaser’s Representatives with such information concerning Company, the Company Common Stock, the Assets and Company’s business as Purchaser and/or Purchaser’s Representative reasonably may request.

5.6 Financial Statements. Between the date of this Agreement and the Closing Date, as soon as reasonably practicable after the same are available (provided that monthly financial statements shall be provided no later than 20 days after the end of the previous month), Company will provide Purchaser with copies of the regularly prepared financial statements of Company.

5.7 No Negotiations. Company and Sellers shall, and shall cause their respective Representatives to immediately cease any existing discussion or negotiation with any Persons

(other than Purchaser) conducted prior to the date hereof with respect to any proposed, potential or contemplated acquisition of the Company Common Stock, the Assets or Company. Company and Sellers will not, and will cause each Representative of Company or Sellers to refrain from taking, directly or indirectly, any action (i) to solicit or initiate the submission of any proposal or indication of interest from any Person (other than Purchaser) relating to an acquisition of the Company Common Stock, the Assets or Company or any merger, consolidation, combination, share exchange, recapitalization, liquidation or dissolution involving Company, (ii) to participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or that may reasonably be expected to lead to, an acquisition of the Company Common Stock, the Assets or Company or any merger, consolidation, combination, share exchange, recapitalization, liquidation or dissolution involving Company (or any proposal or indication of interest relating to any of the foregoing) with any Person (other than Purchaser) or (iii) to authorize, engage in, or enter into any agreement or understanding (other than with Purchaser) with respect to an acquisition of the Company Common Stock, the Assets or Company or a merger, consolidation, combination, share exchange, recapitalization, liquidation or dissolution involving Company (or any proposal or indication of interest relating to any of the foregoing). If any proposal described in this section is received by Company or Sellers, Company and Sellers agree to promptly notify Purchaser in writing and disclose the material terms of any such proposal (including without limitation the identity of the prospective purchaser). Notwithstanding the foregoing, if a Seller desires to transfer his or her Company Common Stock for estate planning purposes between the date hereof and the Closing Date, such Seller shall notify the Parent and the Seller Representative in writing and provide all information regarding the transfer that the Parent or Seller Representative requests. If both the Parent and the Seller Representative consent to the transfer in writing, then the Seller shall be permitted to transfer the applicable Company Common Stock upon the execution by the transferee of a counterpart signature to this Agreement providing that the transferee is a party to this Agreement as a Seller.

5.8 Confidentiality. Except as required by Law (including Parent’s obligations under the Exchange Act), Purchaser, Parent, Company and Sellers shall each keep confidential and not directly or indirectly reveal, report, publish, disclose or transfer any information regarding the Purchaser, Parent, Company, Sellers and negotiations preceding this Agreement other than to its Representatives, and each will use such information solely in connection with the transactions contemplated by this Agreement, and if the transactions contemplated hereby are not consummated for any reason, each shall return to the other, without retaining any copies thereof, any schedules, documents or other written information obtained from the other in connection with this Agreement and the transactions contemplated hereby and shall cause all of its Representatives to whom it may have disclosed such information to do the same. Following the Closing, Sellers shall keep confidential and not directly or indirectly reveal, report, publish, disclose or transfer any Confidential Information and will not use such information for their own benefit or for the benefit of any other Person (other than Company, the Parent and the Purchaser) and shall cause all of their Representatives to do the same, and Purchaser and Parent shall keep confidential and not directly or indirectly reveal, report, publish, disclose or transfer any confidential information of any Seller (except as is necessary to operate the Company consistent with the Company’s past practice) and will not use such information for their own benefit or for the benefit of any other Person (except as is necessary to operate the Company consistent with the Company’s past practice) and shall cause all of their Representatives to do the same. In the event that any party hereto is requested or required (by oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand, or similar process) to disclose any Confidential Information or other confidential information with respect to any other party hereto to which an obligation of confidentiality is owed hereunder, the disclosing party will notify such other party promptly of the request or requirement so that such other party may seek an appropriate protective order or waive compliance with the provisions of this Section 5.8. If, in the absence of a protective order or the receipt of a waiver hereunder, a party is, on the advice of counsel, compelled to disclose any Confidential Information or other confidential information with respect to any other party hereto to which an obligation of confidentiality is owed hereunder to any tribunal or else stand liable for contempt, such party may disclose such Confidential Information or confidential information (as the case may be) to the tribunal; provided, however, that such disclosing party shall use its Reasonable Best Efforts to obtain, at the request of such other party, an order or other assurance that confidential treatment will be accorded to such portion of such Confidential Information or confidential information required to be disclosed as such other party shall designate. Notwithstanding the foregoing limitations, no party to this Agreement shall be required to keep confidential or return any information that (i) is known or available through other lawful sources not bound by a confidentiality agreement with the disclosing party; (ii) is or becomes publicly known or generally known in the industry through no fault of the receiving party or its agents; (iii) is developed by the receiving party independently of the disclosure by the disclosing party; (iv) is requested or required to be disclosed pursuant to Law (including securities Laws of any jurisdiction and rules and regulations of any applicable stock exchange), provided the other parties are given reasonable prior notice or consent thereto; or (v) relates solely to the income tax aspects and consequences of the transactions contemplated by this Agreement.

5.9 No Inconsistent Action. None of Purchaser, Company or Sellers shall take any action which is materially inconsistent with its obligations under this Agreement, that would cause any representation to be untrue or misleading, that would make it impossible or impracticable for a condition herein to be satisfied, or that would materially hinder or delay the consummation of the transactions contemplated by this Agreement.

5.10 Permits. Company and Sellers shall maintain all Permits that continue to be necessary in order for Company to own the Assets and continue to conduct Company’s business as it is then conducted in full force and effect, and will file timely, all reports, statements, renewals applications and other filings that are required to keep such Permits in full force and effect, and will pay timely all fees and charges in connection therewith that are required to keep the Permits in full force and effect.

5.11 Taxes and Assessments. Company shall pay in a timely fashion, or accrue for, all Taxes or other public charges levied against it, or against Company’s business or the Assets.

5.12 Obligations to Employees. All obligations of the Company arising from any severance, retention or similar agreements entered into prior to the Closing, except for the Option Termination Payments and the Termination Bonuses which shall be paid at the Closing pursuant to Article 2, shall either be paid by Company prior to Closing or be deemed to be liabilities on the

Estimated Closing Date Balance Sheet and for the purposes of determining Net Assets. Nothing in this Agreement shall change the “at will” nature of the employment arrangements with any employees of the Company, whether or not they become employees of the Parent or an Affiliate of the Parent.

5.13 Notification; Updates to Disclosure Schedule. Company and Sellers shall promptly notify Purchaser in writing of, any of the following: (a) the discovery by Company or any Seller of any event, condition, fact or circumstance that occurred or existed on or prior to the date of this Agreement and that caused or constitutes a breach of any representation or warranty made by Company or Sellers in this Agreement; (b) any event, condition, fact or circumstance that occurs, arises or exists after the date of this Agreement and that would cause or constitute a material breach of any representation or warranty made by the Company or the Sellers in this Agreement as of the Closing Date; (c) any breach of any covenant or obligation of the Company or Sellers set forth in this Agreement; and (d) any event, condition, fact or circumstance that may make the timely satisfaction of any of the conditions set forth in Section 6 impossible or unlikely. Any such notification shall not have the effect of amending the Disclosure Schedules or constitute of waiver of any rights of Purchaser. On or before the Closing Date, Company and Sellers may amend the Disclosure Schedules to reflect any matter that arises or is discovered after the date hereof that, if existing or known on the date hereof, would have been required to be disclosed in such Disclosure Schedules, provided that no such amendment shall cure any breach or inaccuracy of any representation or warranty made by the Company or any of the Sellers on the date hereof or be considered in determining whether the condition set forth in Section 6.1 has been met.

5.14 Further Action; Efforts; HSR.

(a) Each of the parties shall use its Reasonable Best Efforts to take, or cause to be taken, all appropriate action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable. Each of the parties shall use its Reasonable Best Efforts to achieve all of such party’s applicable conditions to closing (which includes obtaining all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental entities and parties to contracts with Company and Purchaser as are necessary for the consummation of the transactions contemplated herein).

(b) During the period after the date hereof but prior to the Closing (the “Interim Period”), each of the parties shall promptly notify the others in writing of any pending or, to the Knowledge of such party, threatened action, proceeding or investigation by any Governmental Authority or any other Person (i) challenging or seeking damages in connection with the transactions contemplated hereby or (ii) seeking to restrain or prohibit the consummation of the transactions contemplated hereby or otherwise limit the right of Purchaser to own or operate all or any portion of Company’s business, the Assets or Company.

(c) Prior to the Closing Date, Company will take all necessary steps and adopt all necessary corporate resolutions to: (i) terminate, effective as of one day prior to the Closing Date, the Company’s 401(k) plan(s) and (ii) provide that the termination date shall be treated as the last day of the plan year for the purpose of determining those participants eligible for Company non-discretionary “employer matching contributions.” Immediately prior to such termination, Company will make all contributions: (i) necessary or required to maintain the tax-qualified status of the Company 401(k) plan and (ii) for elective deferrals made pursuant to the Company 401(k) plan for the period prior to termination.

(d) Purchaser and Company shall use their respective commercially reasonable efforts to obtain, as soon as possible, confirmation from the Cognizant Agency that they will not recommend that Company’s security clearances be revoked, suspended or downgraded as a result of the consummation of the transactions contemplated hereby. Company shall and shall cause its employees to make all filings or notifications or such other actions as are necessary or appropriate in order to prevent the security clearances of the Company and their respective employees from being revoked, suspended or downgraded.

(e) Parent or Purchaser shall pay the HSR Act filing fee and any applicable foreign antitrust filing fees. Each party hereto shall make an appropriate filing, if necessary, pursuant to the HSR Act (and any applicable foreign antitrust laws) with respect to the transactions contemplated by this Agreement within five (5) Business Days after the date hereof, and shall supply as promptly as practicable to the appropriate Governmental Authorities any additional information and documentary material that may be requested pursuant to the HSR Act (and any applicable foreign antitrust laws). Without limitation of the foregoing, the parties hereto and their respective Affiliates shall not enter into any agreement with any Governmental Authority not to consummate the transactions contemplated hereby, except with the prior written consent of the other parties hereto. The parties shall use their Reasonable Best Efforts to obtain early termination of the applicable waiting period under the HSR Act. Notwithstanding anything herein to the contrary, none of Parent, Purchaser or any of their Affiliates shall be required to consent to any divestiture or other structural or conduct relief in order to obtain clearance from any Governmental Authority and none of Parent, Purchaser or any of their Affiliates shall be obligated to contest, administratively or in court, any ruling, order or other action of any Governmental Authority or private party respecting the transactions contemplated by this Agreement.

(f) Notwithstanding anything to the contrary herein, the Company shall use reasonable commercial efforts to ensure that the documents referenced in Sections 6.9, 6.10 and 6.11 are executed by the parties thereto, provided that such use of commercially reasonable efforts shall not obviate or affect the closing conditions set forth in Sections 6.9, 6.10 and 6.11. Any party hereto that is a party to any such agreement hereby agrees to execute such agreement.

(g) The Company and its Subsidiaries shall have terminated the Contracts marked with an “*” on Schedule 3.26(c).

(h) After the Closing, the Seller Representative shall take all reasonable actions that are necessary to assist the Company in terminating all of the automobile leases to which it is a party (including without limitation those listed on the Disclosure Schedules) or in transferring such leases into the names of the Company employees using the applicable leased vehicles. Notwithstanding anything to the contrary in this Agreement, (i) the salary of each applicable Company employee using each such leased vehicle shall not be increased to include the applicable monthly lease amount until such lease is terminated or transferred and (ii) such employee may not resign with Good Reason (pursuant to any Non-Solicitation Agreement and Non-Competition Agreement) solely due to the forgoing. If such leases are not terminated or transferred within three months after the Closing, an amount equal to remaining payments under such leases shall be released from the Escrow Fund and used to pay off such leases.

(i) Without limiting any other obligation herein, none of the Sellers shall take any action within their reasonable control or permit Galaxy Technology, L.L.C. to take any action that (i) limits or reduces the ability of Galaxy Technology, L.L.C. to enter into a Technology License Agreement in a form consistent with Technology License Agreement Term Sheet or (ii) that limits or reduces any rights that Galaxy Technology, L.L.C. has in the intellectual property that is described in the Technology License Agreement Term Sheet.

5.15 Performance Plan. At the same time Parent establishes a performance plan for its other employees, Parent shall establish a performance plan for each member of the Core Group and each of the Key Employees, starting with Parent’s fiscal year beginning July 1, 2005, which shall set forth the annual performance objectives and goals for the members of the Core Group and Key Employees and the amount and criteria for obtaining the cash and non-cash benefits for meeting such goals and objectives. These performance plans will be based on Purchaser’s standard procedures for such employee plans, including a payout of earned amounts over a three (3)-year period, with 70% to paid in the 1st year, 15% to be paid in the 2nd year and 15% to be paid in the 3rd year, provided that the member of the Core Group and Key Employee remains employed by Purchaser.

6. CONDITIONS TO PURCHASER’S OBLIGATIONS. The obligations of Purchaser to consummate this Agreement and Closing of the transactions contemplated hereunder are subject to the satisfaction of each of the following conditions on or prior to the Closing Date:

6.1 Representations and Warranties. The representations and warranties of Company and Sellers to Purchaser contained herein (and in any certificates delivered by Company and Sellers pursuant hereto) that are qualified by materiality (including, without limitation, by a Material Adverse Effect qualifier) will be true and correct in all respects as of the Closing Date and the representations and warranties of Company and Sellers to Purchaser contained herein (and in any certificates delivered by Company and Sellers pursuant hereto) that are not so qualified by materiality (including, but not limited to, a Material Adverse Effect qualifier) will be true and correct in all material respects as of the Closing Date (in each case, subject to all qualifications as to Knowledge set forth in those representations and warranties).

6.2 Compliance with Covenants. All of the covenants to be complied with and performed by Company and Sellers on or before the Closing Date shall have been duly complied with and performed.

6.3 Closing Documents. On the Closing Date, Company and/or Sellers shall have delivered or caused to be delivered to Purchaser the duly executed closing documents as specified in Section 9.1 hereof.

6.4 Receipt of Third Party Consents. For each of the Contracts (including Government Contracts) and Leases listed on Schedule 6.4 hereto, Company and Sellers shall have obtained all required consents, Permits, waivers or other approvals of, or have given any required notice for which the consent, Permit, waiver or other approval of, or giving of notice to, a third party is required in order for such Contract or Lease, as the case may be, to continue in effect following the Closing on the same terms as in effect on the date hereof. The Company and the Sellers shall have provided evidence of the termination of the Shareholders Agreement. The Liens listed on Schedule 6.4 hereto shall have been terminated.

6.5 Governmental Consents, Approvals and Waivers. The parties shall have received any consents, Permits, approvals and waivers of any Governmental Authority required in order for the parties to consummate the transactions contemplated hereby. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated hereby shall have expired or shall have been terminated.

6.6 Absence of Litigation. As of the Closing, no Law shall have been adopted, promulgated, entered, enforced or issued by any Governmental Authority, and no action, claim, suit or proceeding shall be pending or threatened before any court, other Governmental Authority or arbitrator which if successful, which would (i) enjoin, restrain, or prohibit the consummation of the transactions contemplated by this Agreement or any Transaction Document, (ii) have the effect of making illegal or otherwise prohibiting the transactions contemplated hereby or by any Transaction Agreement or (iii) materially adversely affect, including through the imposition of any requirement to divest or hold separate any assets or segments of the business of Company, Purchaser or any of their Affiliates, the right of Purchaser following the Closing to own the Company Common Stock or the right of Purchaser and Company to operate Company’s business as currently operated and as currently proposed to be operated; provided, however, that this condition may not be invoked by Purchaser if any such action, suit or proceeding was initiated by Purchaser.

6.7 Reorganization. The Company shall no longer own any equity interest in Galaxy Tracking Systems, L.L.C. or Galaxy Aviation Security, LLC and shall have no liability for either of their operations. Galaxy Technology, L.L.C. shall have entered into a Technology License Agreement in a form consistent with Technology License Agreement Term Sheet and otherwise reasonably acceptable to the Parent. The Contracts marked with an “*” on Schedule 3.26(c) shall have been terminated. All current and future indemnity obligations of the Company, Galaxy Canada Corporation and/or Galaxy Scientific Canada Company to any of the Seller Affiliates, which obligations were created prior to the Closing Date, shall be terminated. The notes receivable, if any, from the Seller Affiliates, as set forth in the notes to the Company’s audited Financial Statements for its fiscal year ended April 3, 2005, shall have been repaid or forgiven and written off.

6.8 Option Termination Agreements; Stock Redemption. The Company shall have entered into an Option Termination Agreement in the form of Exhibit D hereto with each Person who held options or other rights to purchase Company securities immediately prior to the Closing. The Company shall have repurchased 7,250 shares of Company Common Stock from each of Dr. James Yoh and Dr. Julie Yoh pursuant to the terms of the Stock Redemption Agreement attached hereto as Exhibit G.

6.9 Execution of Non-Solicitation Agreements. The Key Employees shall have entered into a Non-Solicitation Agreement with Purchaser, substantially in the form of Exhibit B-1 hereto (the “Non-Solicitation Agreements”).

6.10 Execution of Non-Competition Agreements. Each member of the Core Group shall have entered into a Non-Competition Agreement with Purchaser, substantially in the form of Exhibit B-2 hereto (the “Non-Competition Agreements”). Each of Dr. James Yoh and Dr. Julie Yoh shall have entered into a Non-Competition Agreement with Purchaser, substantially in the form of Exhibit B-3 hereto (the “Majority Seller Non-Competition Agreements”). Each Seller Affiliate that exists as of Closing shall have entered into a Non-Competition Agreement with Purchaser, substantially in the form of Exhibit B-4 hereto (the “Seller Affiliate Non-Competition Agreements”).

6.11 Execution of Standard Employee NDAs. 90% of the Company employees (excluding the Key Employees and members of the Core Group) shall have entered into the Purchaser’s standard Non-Disclosure, Non-Solicitation & Assignment of Inventions Agreement, substantially in the form of Exhibit C hereto (the “Standard Employee NDAs”).

6.12 Termination of 401(k) Plan. The Company shall have terminated its 401(k) plan.

6.13 No Material Adverse Effect. There shall have been no Material Adverse Effect during the period from the date of this Agreement to the Closing. The Company shall have provided reasonable assurance that the Government Contracts of the Company will remain in effect at current levels for the stated period of performance. There shall have been no event that could reasonably be expected to cause a material adverse effect to the terms of the CECOM Rapid Response Contract or the benefits and rights of the Company under the CECOM Rapid Response Contract.

7. CONDITIONS TO COMPANY’S AND SELLERS’ OBLIGATIONS. The obligations of each of Company and Sellers to consummate this Agreement and Closing of the transactions contemplated hereunder are subject to the satisfaction of each of the following conditions on or prior to the Closing Date:

7.1 Representations and Warranties. The representations and warranties of Purchaser and Parent to Company and Sellers contained herein (and in any certificates delivered by Purchaser and/or Parent pursuant hereto) that are qualified by materiality (including, but not limited to, by a Material Adverse Effect qualifier) will be true and correct as of the Closing Date and the representations and warranties of Purchaser and Parent to Company and Sellers contained herein (and in any certificates delivered by Purchaser and/or Parent pursuant hereto) that are not so qualified by materiality (including, but not limited to, by a Material Adverse Effect qualifier) will be true and correct in all material respects as of the Closing Date (in each case, subject to all qualifications as to Knowledge set forth in those representations and warranties).

7.2 Compliance with Covenants. All of the covenants to be complied with or performed by Purchaser and/or Parent on or before the Closing Date shall have been duly complied with and performed.

7.3 Closing Documents. On or before the Closing Date, Purchaser shall have delivered to Company and/or Sellers duly executed closing documents, as specified in Section 9.2 below.

7.4 Consents and Waivers. The Purchaser shall have received the consents, Permits, approvals and waivers listed on Schedule 7.4. Any waiting period (and any extension thereof) under the HSR Act applicable to the transactions contemplated hereby shall have expired or shall have been terminated.

7.5 Absence of Litigation. As of the Closing, no Law shall have been adopted, promulgated, entered, enforced or issued by any Governmental Authority, and no action, claim, suit or proceeding be pending or threatened before any court, other Governmental Authority or arbitrator which if successful, would (i) enjoin, restrain, or prohibit the consummation of the transactions contemplated by this Agreement or any Transaction Document, (ii) have the effect of making illegal or otherwise prohibiting the transactions contemplated hereby or by any Transaction Agreement or (iii) materially adversely affect, including through the imposition of any requirement to divest or hold separate any assets or segments of the business of Company, Purchaser or any of their Affiliates, the right of Purchaser following the Closing to own the Company Common Stock or the right of Purchaser and Company to operate Company’s business as currently operated and as currently proposed to be operated; provided, however, that this condition may not be invoked by Sellers if any such action, suit or proceeding was initiated by Sellers.

8. CLOSING.

8.1 Timing. By mutual agreement of the parties, the Closing may take place by conference call and facsimile with exchange of original signatures by overnight mail. To the extent permitted by Law and GAAP, for tax and accounting purposes, the parties shall treat the Closing as being effective as of 11:59 p.m. on the Closing Date (the “Effective Time”).

9. CLOSING DOCUMENTS.

9.1 Closing Documents to be Delivered by Company and Sellers. On the Closing Date, Company, Sellers and Seller Representative shall deliver to Purchaser:

(a) certificates representing the Company Common Stock, duly endorsed or accompanied by stock powers duly executed in blank and otherwise in form acceptable for transfer on the books of Company or affidavits of lost stock certificates containing a full indemnity of Purchaser, in a form reasonably satisfactory to Purchaser;

(b) the stock book, stock ledger, minute book and corporate seal of Company;

(c) copies of resolutions of Company’s Board of Directors authorizing the execution, delivery and performance of this Agreement and the transactions contemplated hereby, and of Company’s Articles of Incorporation and Bylaws, as amended, all as certified by Company’s corporate secretary;

(d) a certificate executed by Company and each of Sellers attesting that Company and each of Sellers has complied with all conditions set forth in Section 6 hereof or indicating with specificity any respects in which those conditions have not been complied with, in a form reasonably satisfactory to Purchaser;

(e) the consents, Permits, waivers, approvals and notices and evidence of the termination of the Shareholders Agreement, in each case as contemplated by Sections 6.4 and 6.5 hereof;

(f) a cross-receipt executed by each Seller, in a form reasonably satisfactory to Purchaser and Sellers;

(g) an IRS Form W-9, completed by each Seller, in a form reasonably satisfactory to Purchaser;

(h) certificates from New Jersey and from each jurisdiction where Company is qualified to do business as a foreign corporation, dated no earlier than fifteen (15) days prior to the Closing Date, as to the good standing of Company in such jurisdictions;

(i) an affidavit of non-foreign status of each of Sellers dated as of the Closing Date in form and substance required under Section 1445 of the Code and the Regulations thereunder such that Purchaser is exempt from withholding any portion of the Purchase Price;

(j) opinions from counsel to Sellers, addressed to Purchaser and its successors, and dated as of the Closing Date, in the forms attached hereto as Exhibit E;

(k) the Option Termination Agreements and the Stock Redemption Agreement referenced in Section 6.8, executed by all of the Former Option Holders and Dr. James Yoh, respectively;

(l) the Non-Solicitation Agreements referenced in Section 6.9, executed by the Key Employees;

(m) the Non-Competition Agreements referenced in Section 6.10, executed by each member of the Core Group, the Majority Seller Non-Competition Agreements referenced in Section 6.10, executed by each Seller and the Seller Affiliate Non-Competition Agreements referenced in Section 6.10, executed by each Seller Affiliate that exists as of Closing;

(n) the Standard Employee NDAs referenced in Section 6.11 executed by the percentage of employees of the Company set forth in that section;

(o) the Escrow Agreement executed by the Seller Representative and the Escrow Agent;

(p) the Technology License Agreement referenced in Section 6.7 executed by Galaxy Technology, L.L.C.;

(q) the certificates referenced in Sections 2.2(d) and 2.3(a) executed by the Company and the Seller Representative;

(r) evidence of the termination of the Contracts marked with an “*” on Schedule 3.26(c); and

(s) resignations effective immediately upon the Closing of each of the directors and officers of Company and each of Galaxy Canada Corporation and Galaxy Scientific Canada Company in their capacities as such.

9.2 Closing Documents to be Delivered by Purchaser and Parent. On the Closing Date, Purchaser and Parent shall deliver to Sellers, and Seller Representative or the third parties referenced in Section 2.2(c), as applicable:

(a) the Closing Date Purchase Price;

(b) a certificate executed by Purchaser and Parent attesting that each of Purchaser and Parent has complied with all conditions set forth in Section 7 hereof or indicating with specificity any respects in which those conditions have not been complied with, in a form reasonably satisfactory to Sellers;

(c) an executed cross-receipt, in a form reasonably satisfactory to Purchaser and Sellers;

(d) the consents, permits, waivers, approvals and notices contemplated by Section 7.4 hereof; and

(e) the Escrow Agreement executed by the Purchaser and the Escrow Agent.

9.3 Other Closing Documents and Actions. The parties will also execute such other documents and perform such other acts, before and after the Closing Date, as may be necessary for the implementation and consummation of this Agreement.

10. TERMINATION.

10.1 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by mutual written agreement of Sellers and Purchaser;

(b) by Sellers and Company, if the Closing shall not have occurred by July 24, 2005, so long as neither Company nor any Seller is in material default or breach hereunder;

(c) by Purchaser, if the Closing shall not have occurred by July 24, 2005, so long as Purchaser is not in material default or breach hereunder;

(d) by Purchaser, if Sellers or Company have committed a material breach of any provision of this Agreement that has not been cured within twenty (20) days of written notice of such material breach;

(e) by Company and Sellers, if Purchaser has committed a material breach of any provision of this Agreement that has not been cured within twenty (20) days of written notice of such material breach;

(f) by either Purchaser on the one hand or Sellers and Company on the other hand, if an order, decree, ruling, judgment or injunction has been entered by any Governmental Authority of competent jurisdiction permanently restraining, enjoining or otherwise limiting or prohibiting the consummation of the transactions contemplated by this Agreement and such order, decree, ruling, judgment or injunction has become final and non-appealable; or

(g) automatically, without any action by any party, if the Closing has not occurred before 5 p.m., Fairfax, VA time, on August 8, 2005.

10.2 Effect of Termination. If this Agreement is terminated as provided in Section 10.1, then all further obligations under this Agreement shall terminate and no party hereto shall have any liability in respect of the termination of this Agreement; provided, however, that the confidentiality obligations of Purchaser, Parent, Sellers and Company described in Section 5.8 will survive any such termination; provided further that no such termination will relieve Purchaser, Parent, Sellers or Company from liability for any breach of any representation, warranty, covenant or agreement set forth in this Agreement prior to such termination and in the event of such breach the parties hereto shall be entitled to exercise any and all remedies available under law or equity in accordance with this Agreement.

11. INDEMNIFICATION.

11.1 Indemnification by the Sellers and Former Option Holders. Subject to the limitations set forth in Section 11.5, Sellers and the Former Option Holders, pursuant to the Option Termination Agreements and this Article 11, shall jointly and severally indemnify and hold Purchaser, its Affiliates and Company (from and after the Closing) and each of their respective shareholders, trustees, directors, officers, employees and agents (collectively, the “Purchaser Parties”) harmless against and from and in respect of any and all Losses which are incurred by virtue of or result from (a) (i) the inaccuracy in or breach of any representation or warranty made by any Seller, any Former Option Holder, or Company in this Agreement, the Escrow Agreement, or any certificate executed in connection herewith or by a Former Option Holder in the Option Termination Agreements, or (ii) the non-fulfillment by the Company, any

Seller or any Former Option Holder of any unwaived covenant, obligation or agreement, in each case as contained in this Agreement, the Escrow Agreement, the Option Termination Agreements, or in any document or instrument delivered at the Closing (other than the Transaction Documents not expressly listed in this sentence (the “Excluded Transaction Documents”)) pursuant hereto or thereto or (b) enforcing the Purchaser Parties’ indemnification rights provided for under this Section 11.

11.2 Indemnification by the Purchaser and Parent. Subject to the limitations set forth in Section 11.5, the Purchaser and Parent shall jointly and severally indemnify and hold each Seller and each Former Option Holder, their Affiliates and each of their respective shareholders, trustees, directors, officers, employees and agents (collectively, the “Seller Parties”) harmless against and from and in respect of any and all Losses which are incurred by virtue of or result from (a) (i) the inaccuracy in or breach of any representation or warranty made by Purchaser or Parent, or (ii) the non-fulfillment or breach of any unwaived covenant, obligation or agreement, in each case as made by or on behalf of the Purchaser and/or Parent in this Agreement or in any of the other Transaction Documents or in any document or instrument delivered at the Closing pursuant hereto or thereto or (b) enforcing the Seller Parties’ indemnification rights provided for hereunder.

11.3 Supplemental Indemnification.

(a) Supplemental Tax Indemnification. Sellers and Former Option Holders, pursuant to the Option Termination Agreements and this Article 11, shall jointly and severally indemnify the Purchaser Parties for any liability for any Taxes imposed on Company (including without limitation, any underpayment penalties, interest and any Taxes imposed by any foreign taxing authority on the employees of Company) pursuant to federal, state, local or foreign law and for Losses attributable to (i) income or franchise Taxes for any periods or portions thereof ending on or before the Closing Date in excess of Taxes which are included as liabilities for the purposes of computing Actual Net Assets and (ii) Taxes imposed on Company attributable to the making of the Section 338(h)(10) Election. All indemnification obligations set forth in this Section 11.3(a) shall be included within the term Tax Claims for purposes of Sections 11.4, 11.5 and 11.6.

(b) Supplemental Reorganization Indemnification. Sellers and Former Option Holders, pursuant to the Option Termination Agreements and this Article 11, shall jointly and severally indemnify the Purchaser Parties for (i) any Losses which are incurred by Purchaser Parties by virtue of or resulting from Galaxy Tracking Systems, L.L.C., Galaxy Aviation Security, LLC and/or any of the other Seller Affiliates (whether before or after the Closing) or any of their businesses, operations or assets and for any Losses attributable thereto and (ii) any Losses which are incurred by Purchaser Parties by virtue of or resulting from the Reorganization (collectively, the items in subsections (i) and (ii), the “Reorganization Claims”). For the avoidance of doubt, Reorganization Claims shall not include claims for any Losses in connection with (A) amounts owed by the Company pursuant to the Technology License Agreement referenced in Section 6.7, if any, or (B) amounts owed by one or more of the Parent or its Affiliates in connection with any transaction between or among one or more Seller Affiliates, on the one hand, and one or more of the Parent or its Affiliates, on the other hand, which transactions occur after the Closing.

(c) Special Items Indemnity. Sellers and Former Option Holders, pursuant to the Option Termination Agreements and this Article 11, shall jointly and severally indemnify the Purchaser Parties for any Losses caused by, arising from, or related to (i) the Option Termination Agreements and the repurchase or termination of the options described therein, (ii) the items listed on Schedule 3.14(a) and (b), and (iii) the disallowance of any Direct Contract Costs and Indirect Costs for any period prior to the Closing Date related to or caused by any subcontract between the Company and Engineering Integrated Services, L.L.C. (the items referred to in subsections (i), (ii) and (iii), the “Special Items Indemnity Claims”).

11.4 Survival of Representations and Warranties. Parent and Purchaser have the right to rely fully upon the representations and warranties of each of Sellers, Former Option Holders and Company contained in this Agreement and any representations of the Former Option Holders in the Option Termination Agreement. All representations and warranties of the parties hereto contained in this Agreement shall survive the execution and delivery hereof and the Closing hereunder, and, after the Closing (a) the representations and warranties made in Sections 3.1, 3.2(a), 3.3, 3.4, 3.5, 3.17, 3.19, 3.21, 3.23, 3.28, 3.29, 3.31, 3.33, 3.34 and 3.40, any other Tax Claim, and any and all claims based upon fraud or willful misconduct shall survive until five (5) days after the expiration of the applicable statute of limitation, and (b) all other representation and warranties shall survive until the date twenty four (24) months after the Closing Date. Each representation and warranty described in clauses (a) and (b), and any related indemnity claim or right, shall further survive if the party asserting such claim shall have in good faith provided written notice in accordance with this Article 11 on or prior to the applicable date referenced in clauses (a) and (b) to the party against which such claim is asserted. Except as otherwise expressly provided herein, the covenants and agreements contained in this Agreement shall survive the execution and delivery hereof and the consummation of the transactions contemplated hereby indefinitely.

11.5 Certain Limitations on Indemnification Obligations.

(a) Except as otherwise expressly provided in this Section 11, the Purchaser Parties and Seller Parties shall not be entitled to receive any indemnification payments under Section 11.1 or 11.2 in connection with the inaccuracy in or breach of any representation or warranty, until the aggregate amount of Losses incurred by the Purchaser Parties or Seller Parties, as the case may be, exceed Three Hundred Thousand Dollars ($300,000) (the “Basket Amount”), but if such Losses exceed the Basket Amount, Sellers and Former Option Holders, on the one hand, and the Purchaser, on the other hand (as applicable) shall be liable for the entire amount of all of such Losses.

(b) Except as otherwise expressly provided in this Section 11, the maximum aggregate amount of indemnification payments under this Article 11 in connection with the inaccuracy in or breach of any representation or warranty to which the Purchaser Parties or Seller Parties shall be entitled to receive, upon the triggering of any indemnification obligation hereunder, shall not exceed Twenty-Five Million Dollars ($25,000,000).

(c) Notwithstanding anything to the contrary in this Agreement, any indemnification payments based upon or any Losses related to any and all (i) Tax Claims, (ii)

Reorganization Claims, (iii) Special Items Indemnity Claims and (iv) breaches of the representations set forth in Sections 3.2, 3.3, 3.4, 3.17 and/or 3.31 shall not be subject to either the Basket Amount set forth in Section 11.5(a) or the maximum aggregate indemnification limitation set forth in Section 11.5(b) and shall not be used in calculating whether the maximum aggregate indemnification limitation set forth in Section 11.5(b) has been met, provided that any indemnification payments based upon or any Losses related to the foregoing, together with any other indemnification obligations hereunder, shall not exceed the Closing Date Purchase Price. Notwithstanding anything to the contrary in this Agreement, any indemnification payments based upon or any Losses related to any and all claims of fraud or willful misconduct shall not be subject to either the Basket Amount set forth in Section 11.5(a) or the maximum aggregate indemnification limitation set forth in Section 11.5(b) or in this Section 11.5(c) and shall not be used in calculating whether the maximum aggregate indemnification limitation set forth in Section 11.5(b) or in this Section 11.5(c) has been met.

(d) Notwithstanding anything to the contrary in this Agreement, (i) each Minor Holder shall severally, and not jointly, indemnify and hold the Purchaser Parties harmless against and from and in respect of any and all Losses which are incurred by virtue of or result from a breach by such Minor Holder of the representations or warranties set forth in Section 3.2(b), 3.3(a), 3.4(b), 3.5(b), 3.6(b), 3.8(b), 3.14(b), 3.18(b) or 3.23(b) (collectively, the “Designated Representations”), and (ii) except in connection with a breach by any Minor Holder of the representations or warranties set forth in, or in connection with any and all claims based upon, the Designated Representations (in which case the limitation set forth in this subsection (d)(ii) shall not apply and the provisions of subsection (d)(i) shall apply), the indemnification obligations of any Minor Holder shall not exceed 25% of such Minor Holder’s Total Consideration and such obligations described in this subsection (d)(ii) shall be several and not joint. The limitations set forth in this subsection (d) shall not limit in any respect the indemnity obligations of any (A) Minor Holder in connection with any and all claims based upon fraud or willful misconduct or (B) Major Holder.

(e) Any indemnity claims of Purchaser Parties that are finally determined to be due and owing by the Sellers or Former Option Holders shall first be satisfied through disbursements from the Indemnity Escrow Account; provided that, in all cases subject to the terms of the Escrow Agreement, the Purchaser Parties must make claims with respect to breaches of the Designated Representations by Minor Holders first up to such Minor Holder’s interest in the Indemnity Escrow Account, and thereafter from the Major Holders pro rata in accordance with their remaining interests in the Indemnity Escrow Account.

11.6 Defense of Claims. In the case of any claim for indemnification under Section 11.1, 11.2 or 11.3 arising from a claim of a third party (including the IRS or any Governmental Authority), an indemnified party shall give prompt written notice and, subject to the following sentence, in no case later than twenty (20) days after the indemnified party’s receipt of notice of such claim, to the indemnifying party of any claim, suit or demand of which such indemnified party has Knowledge and as to which it may request indemnification hereunder. The failure to give such notice shall not, however, relieve the indemnifying party of its indemnification obligations except to the extent that the indemnifying party is actually harmed thereby. The indemnifying party shall have the right to defend and to direct the defense against any such claim, suit or demand in its name and at its expense, and with counsel selected by the indemnifying party unless such claim, suit or demand seeks an injunction or other equitable relief against the indemnified party; provided, however, the indemnifying party shall not have the right to defend or direct the defense of any such claim, suit or demand if unless it acknowledges its indemnification obligations under this Agreement. If the indemnifying party elects, and is entitled, to compromise or defend such claim, it shall within twenty (20) days of receipt of notice from the indemnified party (or sooner, if the nature of the claim so requires) notify the indemnified party of its intent to do so, and the indemnified party shall, at the request and expense of the indemnifying party, cooperate in the defense of such claim, suit or demand. If the indemnifying party elects not to compromise or defend such claim, fails to notify the indemnified party of its election as herein provided or refuses to acknowledge or contests its obligation to indemnify under this Agreement, the indemnified party may pay, compromise or defend such claim. Except as set forth in the immediately preceding sentence, the indemnifying party shall have no indemnification obligations with respect to any claim, suit or demand which shall be settled by the indemnified party without the prior written consent of the indemnifying party (which consent shall not be unreasonably withheld or delayed); provided, however, that notwithstanding the foregoing, the indemnified party shall not be required to refrain from paying any claim which has matured by a court judgment or decree, unless an appeal is duly taken therefrom and exercise thereof has been stayed, nor shall it be required to refrain from paying any claim where the delay in paying such claim would result in the foreclosure of a lien upon any of the property or assets then held by the indemnified party or where any delay in payment would cause the indemnified party material economic loss. The indemnifying party’s right to direct the defense shall include the right to compromise or enter into an agreement settling any claim by a third party without the consent of the indemnified party, unless (a) the compromise or settlement shall obligate the indemnified party to agree to any settlement which requires the taking of an action by the indemnified party other than the payment of money; (b) the compromise or settlement does not include a full release of the indemnified party and its Affiliates; or (c) if the indemnified party is a Purchaser Party, the payment of the amount of such compromise or settlement plus the asserted amounts of any additional pending claims for which the Purchaser Parties are entitled to indemnification pursuant to this Article 11 is greater than the amount remaining in the Indemnity Escrow Account. In connection with any compromise or settlement described in subsections (a), (b) or (c) in the previous sentence, the indemnifying party shall not have the right to compromise or settle any claim without the written consent of the indemnified party. The indemnified party shall have the right to participate in the defense of any claim, suit or demand with counsel selected by it subject to the indemnifying party’s right to direct the defense. The fees and disbursements of such counsel shall be at the expense of the indemnified party; provided, however, that, in the case of any claim, suit or demand which seeks injunctive or other equitable relief against the indemnified party, the fees and disbursements of such counsel shall be at the expense of the indemnifying party.

11.7 Insurance Proceeds. If any Loss related to a claim by an indemnified party is covered by one or more third party insurance policies held by the indemnified party and the indemnified party actually receives a full or partial recovery under such insurance policies, the indemnified party shall not be entitled to recover from the indemnifying party (and shall refund amounts received from the indemnifying party up to the amount of indemnification actually received from the indemnifying party) with respect to such Loss to the extent indemnified party receives any insurance payment under such third party insurance with respect to such Loss (net of (a) any costs of collecting such insurance payment, including the amount of any co-payment or deductible, (b) an amount equal to the amount of Loss for which indemnification was not received by reason of the application of Section 11.5 and (c) that portion of any premium increase in the next policy period of the applicable insurance policy or replacement insurance policy that results directly from the assertion of such claim, as determined by correspondence from the insurance carrier or insurance broker to the indemnified party, a copy which shall have been provided to the indemnifying party). Except as set forth in the next sentence, nothing in this Section 11.7 shall require any party to seek recovery under any insurance policy. The parties agree that if the applicable insurance policy is a Company policy in existence prior to the Closing, then the applicable indemnified party shall use commercially reasonable efforts to seek recovery under such policy. Neither the Parent nor any of its Affiliates shall be required to maintain any Company policy in existence after the Closing.

11.8 Damages. Losses that do not result from a third party claim shall not include any special, exemplary or punitive damages, except for (a) non-punitive special damages that are foreseeable and (b) any damages in connection with fraud or willful misconduct

11.9 Non-Third Party Claims. Any claim which does not result from a third party claim shall be asserted by a written notice to the other party or parties. The recipient of such notice shall have a period of thirty (30) days after receipt of such notice within which to respond thereto. If the recipient does not respond within such thirty (30) days, the recipient shall be deemed to have accepted responsibility for the Losses set forth in such notice and shall have no further right to contest the validity of such notice. If the recipient responds within such thirty (30) days after the receipt of the notice and rejects such claim in whole or in part, the party delivering shall be free to pursue such remedies as may be available to it under contract or this Article 11.

11.10 Liability of the Company. Purchaser shall not be required after the Closing to make any claim against Company in respect of any representation, warranty, covenant or any other obligation of Company to Purchaser hereunder or under any other Transaction Document to which Company is a party. Notwithstanding anything to the contrary in the previous sentence, Purchaser retains, and nothing contained in this Section 11.10 shall in any way waive or limit, its rights to bring claims against Sellers and Former Option Holders in respect of a breach of any representation or warranty of Company or any Seller or Former Option Holder contained herein or in any other Transaction Document, or the non-fulfillment by the Company or any Seller or Former Option Holder of any covenant or agreement contained herein or in any other Transaction Document.

11.11 Tax Treatment. Unless otherwise required by applicable Law, all indemnification payments shall constitute adjustments to the Purchase Price for all Tax purposes, and no party shall take any position inconsistent with such characterization.

11.12 No Waiver. The foregoing indemnification provisions in this Article 11 (including without limitation the provisions of Section 11.4 and Section 11.5) do not (a) waive or affect any claims for fraud or willful misconduct to which any Purchaser Party may be entitled, or shall relieve or limit the liability of any Seller Party from any liability arising out of or resulting from fraud or willful misconduct in connection with the transactions contemplated by this Agreement or in connection with the delivery of any of the documents referred to herein and (b) waive or affect any equitable remedies to which Purchaser may be entitled.

11.13 Exclusive Remedy. The remedies provided for in Article 2 and this Article 11 shall be the sole and exclusive remedies of the parties hereto and their Affiliates and their respective shareholders, trustees, officers, directors, employees, agents, representatives, successors and assigns for any breach of or inaccuracy in any representation, warranty or covenant contained in this Agreement or any of the Transaction Documents, other than the Excluded Transaction Documents.

11.14 No Right of Contribution. Neither Sellers nor Former Option Holders shall have any right to seek contribution from Company or Purchaser with respect to all or any part of any of a Seller’s or Former Option Holder’s indemnification obligations under this Section 11.

12. POST CLOSING MATTERS. Following the Closing Date, the parties agree as follows:

12.1 Cooperation. In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement each of the parties will take such further action (including the execution and delivery of such further instruments and documents) as any other party reasonably may request, all at the sole cost and expense of the requesting party (unless the requesting party is entitled to indemnification therefor under Article 11 hereof). Sellers acknowledge and agree that from and after the Closing Purchaser will be entitled to possession of and Sellers will provide to Purchaser all documents, books, records (including Tax records), agreements, corporate minute books and financial data of any sort relating to Company.

(b) The Company shall permit Engineering Integrated Services, L.L.C. to complete any task orders in connection with the Subcontract Agreement by and between the Company and Engineering Integrated Services, L.L.C. No. 04-0250 effective April 27, 2004, as amended, which are open as of the date hereof. The Company shall not terminate such subcontract or any task order thereunder for convenience unless the reason the Company terminates such subcontract or any task orders thereunder for convenience is because the applicable Government Authority has terminated the prime contract or the applicable prime contract tasking related thereto. To the extent that the Company subcontracts any additional services to be performed in connection with the KICCS project, in Engineering Integrated Services, L.L.C.’s same general scope of work, it shall first offer in writing the right to perform such services to Engineering Integrated Services, L.L.C.

12.2 Litigation Support. In the event and for so long as any party actively is contesting or defending against any action, suit, proceeding, hearing, investigation, charge, complaint, claim, or demand in connection with (i) any transaction contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction that existed on or prior to the Closing Date involving Company, each of the other parties will cooperate with such party and such party’s counsel in the contest or defense, make available their personnel, and provide such testimony and access to their books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Article 11 hereof). This provision shall be inapplicable to any direct claims between the Sellers or their representatives or Affiliates on the one hand and the Company, the Purchaser, the Parent or their representatives or Affiliates on the other hand.

12.3 Transition. Neither any Seller nor Company will take any action that is designed or intended to have the effect of discouraging any lessor, licensor, customer, supplier, or other business associate of Company from maintaining the same business relationships with Company after the Closing as it maintained with Company prior to the Closing. Each Seller will refer all customer inquiries relating to the business of Company to Company from and after the Closing.

12.4 Books and Records. Each party agrees that it will reasonably cooperate with and make available (or cause to be made available) to the other party, during normal business hours, all books and records, information and employees (without substantial disruption of employment) retained, remaining in existence or continuing to be employed after the Closing Date which are necessary or useful in connection with any Tax inquiry, audit, or dispute, any litigation or investigation or any other matter requiring any such books and records, information or employees for any reasonable business purpose (a “Permitted Use”). The party requesting any such books and records, information or employees shall bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such books and records, information or employees. All information received pursuant to this Section 12.4 shall be kept confidential pursuant to Section 5.8 (which shall continue to apply to this extent following the Closing Date) by the party receiving it, except to the extent that disclosure is reasonably necessary in connection with any Permitted Use. This provision shall be inapplicable to any direct claims between the Sellers or their representatives or Affiliates on the one hand and the Company, the Purchaser, the Parent or their representatives or Affiliates on the other hand.

12.5 Cooperation and Records Retention. Sellers, Company, Purchaser and Parent each shall (i) provide the other with such assistance as may reasonably be requested by either of them in connection with the preparation of any Tax Return, audit, or other examination by any taxing authority or judicial or administrative proceedings relating to liability for any Taxes; (ii) retain and provide the other with any records or other information that may be relevant to such Tax Return, audit or examination, proceeding or determination; (iii) provide the other with any final determination of any such audit or examination, proceeding, or determination that affects any amount required to be shown on any Tax Return of the other for any period; and (iv) cooperate with respect to closing the books of Company and filing a tax return for Company as of the Closing Date. The party requesting any such assistance or information shall bear all of the out-of-pocket costs and expenses reasonably incurred in connection with providing such assistance or information.

12.6 Tax Matters.

(a) Periods Ending on or Before the Closing Date. The Seller Representative shall prepare or cause to be prepared and file or cause to be filed all federal and state income and franchise Tax Returns for Company for all periods ending on or prior to the Closing Date which are filed after the Closing Date (“Short Period Returns”) and the Purchaser shall pay the amounts due on any Short Period Returns to the applicable Governmental Authority in a timely manner. Any Short Period Returns filed pursuant hereto must be consistent with the calculation of Net Assets and with the historical practices of the Company so long as such practices are in accordance with all applicable Laws. No later than twenty (20) days prior to filing, Seller Representative shall deliver to Purchaser all such Short Period Returns and any of Seller Representative’s related work papers and all other related work papers in his possession, use commercially reasonable efforts to obtain and provide to Purchaser related works papers of any applicable third party accountant or auditor within the same time period, and shall permit Purchaser to review and comment on each such Short Period Return and shall make such revisions to such Short Period Returns as are reasonably requested by Purchaser. To the extent such Taxes were not included as a liability in the calculation of Actual Net Assets, the Seller Representative shall direct the Escrow Agent to pay to Company from funds included in the Indemnity Escrow Account an amount equal to the portion of Taxes reported on such Short Period Returns that relate to the portion of such taxable period ending on or before the Closing Date that were not paid before the Closing Date or that were not reserved for in the calculation of Actual Net Assets; provided however that any applicable Taxes that are actually reimbursed under a Government Contract shall not be distributed from the Indemnity Escrow Account to the Purchaser or Parent. The costs, fees and expenses related to the preparation of such Short Period Returns shall be estimated and accrued as a liability of Company for purposes of calculating Net Assets and shall be payable by Company. Purchaser shall pay to the Seller Representative, within ten (10) business days of receipt from the applicable Governmental Authority, an amount equal to the portion of Company Taxes reported on the Short Period Returns that were actually reimbursed to the Company under any Government Contract.

(b) Periods Beginning Before and Ending After the Closing Date. To the extent that any Tax Returns of Company relate to any Tax periods which begin before the Closing Date and end after the Closing Date (“Straddle Period Returns”), Purchaser shall prepare or cause to be prepared in a manner consistent with the prior Tax Returns of Company (so long as such preparation was consistent with all applicable Laws) and file or cause to be filed any such Straddle Period Returns. No later than twenty (20) days prior to filing, Purchaser or Parent shall deliver to Seller Representative all such Straddle Period Returns and any of Purchaser’s or Parent’s related work papers and all other related work papers in their possession, use commercially reasonable efforts to obtain and provide to Seller Representative related works papers of any applicable third party accountant or auditor within the same time period, and shall permit Seller Representative to review and comment on each such Straddle Period Return and shall make such revisions to such Straddle Period Returns as are reasonably requested by Seller Representative. To the extent such Taxes were not included as a liability in the calculation of Actual Net Assets, the Seller Representative shall direct the Escrow Agent to pay to Company from funds included in the Indemnity Escrow Account an amount equal to the portion of Taxes reported on such Straddle Period Returns that relate to the portion of such taxable period ending on or before the Closing Date that were not paid before the Closing Date or that were not reserved for in the calculation of Actual Net Assets; provided however that any applicable Taxes that are actually reimbursed under a Government Contract shall not be distributed from the Indemnity Escrow Account to the Purchaser or Parent. The costs, fees and expenses related to the preparation of such Straddle Period Returns shall be paid by Purchaser or Company. For purposes of this Section, in the case of any Taxes that are imposed on a periodic basis and are payable for a taxable period that includes but does not end on the Closing Date, the portion of such Tax which relates to the portion of such taxable period ending on the Closing Date shall (i) in the case of any Taxes other than Taxes based upon or related to income or receipts, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending on the Closing Date and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any Tax based upon or related to income or receipts be deemed equal to the amount which would be payable if the relevant taxable period ended on the Closing Date. Any credits relating to a taxable period that begins before and ends after the Closing Date shall be taken into account as though the relevant taxable period ended on the Closing Date. All determinations necessary to give effect to the foregoing allocations shall be made in a manner consistent with prior practice of Company.

(c) Tax Sharing Agreements. All Tax Sharing Agreements or similar agreements with respect to or involving Company shall be terminated as of the Closing Date and, after the Closing Date, Company shall not be bound thereby or have any liability thereunder.

(d) Certain Deductions. The parties agree that the federal income Tax deduction associated with the repurchase of the Options will be deductible by the Company, no party shall take any inconsistent Tax position in connection with the foregoing.

12.7 Refunds. In the event that any of the Sellers receive a refund or credit of Tax of the Company for which the Parent, Purchaser or the Company made a payment pursuant to Section 12.6 or any other provision of this Agreement, then each such Seller shall promptly pay to the Parent, the Purchaser or the Company, as the case may be, the amount of such refund (including any accrued interest paid in respect of such refunded Tax) or credit to the extent the refund or credit represents payments made by or for the Parent, the Purchaser or the Company with respect to events occurring after the Closing Date. Each of the Parent, the Purchaser and the Company shall agree jointly and severally that, as a condition to receiving any such refund or credit, in the event that any refund or credit of Taxes for which a payment has been made to the Parent, the Purchaser or the Company pursuant to this Section 12.7 is subsequently reduced or disallowed, to indemnify and hold harmless the payor for any Tax liability assessed against such payor by reason of the reduction or disallowance.

12.8 338(h)(10) Election.

(a) Purchaser and Sellers will join in a Code Section 338(h)(10) election, together with any election under the provisions of applicable state Law to the same effect (the “Section 338(h)(10) Election”). Parent or Purchaser shall prepare and deliver to Sellers all applicable documents that Parent and Purchaser deem necessary to effectuate the Section 338(h)(10) Election, including a reasonable number of copies of IRS Form 8023 (and/or any other form(s) or statement(s) necessary to effectuate the Section 338(h)(10) Election) and Sellers shall take all steps that Parent and Purchaser deem necessary to effectuate the Section 338(h)(10) Election, including the delivery to Parent and Purchaser of a reasonable number of copies of IRS

Form 8023 (and/or any other form(s) or statement(s) necessary to effectuate the Section 338(h)(10) Election) duly signed by Sellers. Parent and Purchaser will have the sole responsibility for assuring that the Section 338(h)(10) Election is duly and timely made. Sellers (to the extent so advised by Purchaser pursuant to the provisions of this Section 12.8) shall comply fully with all filing and other requirements necessary to effectuate such Section 338(h)(10) Election on a timely basis and agrees to cooperate in good faith with Purchaser in the preparation and timely filing of any Tax Returns required to be filed in connection with the making of such Section 338(h)(10) Election. Sellers will include any income, gain, loss, deduction or other Tax item resulting from the Section 338(h)(10) Election on their Tax Returns to the extent required by applicable Law. If any Taxes are imposed on the Company attributable to the making of the Section 338(h)(10) and are not included as a liability in the calculation of Actual Net Assets, the Seller Representative shall direct the Escrow Agent to pay such amount to the Purchaser or Parent from funds included in the Indemnity Escrow Account.

(b) Within 120 days after the Closing, Purchaser will deliver to the Sellers a statement containing Purchaser’s allocation of the Purchase Price among the Assets of Company (the “Allocation Statement”). The Allocation Statement will be prepared in accordance with Sections 338 and 1060 of the Code and any comparable provisions of state, local or foreign Law, as appropriate. Purchaser shall permit the Sellers to review and comment on such Allocation Statement described in the preceding sentence at least twenty (20) days prior to filing such Allocation Statement. Purchaser, Company and Sellers will report the allocation of the total consideration among the Assets of Company in a manner consistent with the final Allocation Statement and will act in accordance with the final Allocation Statement in the preparation and timely filing of all Tax Returns (including filing Form 8883 with their respective federal income Tax Returns for the taxable year that includes the Closing Date and any other forms or statements required by the Code, Regulations, the IRS or any applicable state or local Tax authority). Purchaser and Sellers agree to promptly provide the other parties with any reasonable additional information with respect to Purchaser or Sellers, as the case may be, and reasonable assistance required to complete Form 8883 or to compute Taxes arising in connection with (or otherwise affected by) the transactions contemplated by this Agreement. Each party will promptly inform the others of any challenge by any Tax authority to any allocation made pursuant to this Section 12.8; provided, however, that Purchaser shall be fully responsible for conducting and managing any such challenge and any and all costs and expenses related thereto and agrees to consult with and keep the Sellers informed with respect to the status of, and any discussion, proposal or submission with respect to, such challenge.

12.9 Market Stand-Off. Company and Sellers acknowledge that the existence of this Agreement and the negotiations with respect hereto may be considered material non-public information. Company and Sellers shall not, and shall cause Company’s officers, directors and affiliates and those of the Company’s employees who have knowledge or become aware of the existence of this Agreement and/or the negotiations with respect hereto not to, purchase, sell, pledge, hypothecate or otherwise transfer, or grant or acquire any option or other right to purchase, any securities of Parent from the date hereof through the third Business Day after the public announcement by Parent of the existence of this Purchase Agreement and its subject matter.

12.10 Name Changes. Promptly following the Closing, but in all events within ten (10) days after Closing, Dr. James Yoh and Dr. Julie Yoh shall take all actions necessary to change the names of the Seller Affiliates other than Galaxy Tissue Technologies, L.L.C., Galaxy Litebeams, L.L.C. and Galaxy Technology, L.L.C. so that none of the foregoing use the name “Galaxy.” From and after the Closing, the Sellers shall not and the Sellers shall ensure that the none of their then current Affiliates (other than Galaxy Tissue Technologies, L.L.C., Galaxy Litebeams, L.L.C. and Galaxy Technology, L.L.C.) shall use the name “Galaxy” in any entity owned or controlled by them.

12.11 Right of First Refusal.

(a) (i) After the Closing, in each case in which a First Refusal Entity plans to make any offer or proposal with respect to, or is required or requested to provide services relating to installation of any goods created or provided by such First Refusal Entity, systems integration services, the training of any Person to use any goods created or provided by such First Refusal Entity, or any services similar to the foregoing (including without limitation the types of services that the First Refusal Entity would have subcontracted to the Company prior to the Closing (the “First Refusal Services”)), Dr. James Yoh (as a direct or indirect owner of the First Refusal Entities, and his successor(s) and assign(s) (collectively, with Dr. James Yoh, the “Dr. Yoh Parties”), in such capacities) shall contact Wayne Blackburn (or such other person as the Company shall from time to time designate and provide written notice thereof to the Dr. Yoh Parties, the “Company Contact”) and the applicable Dr. Yoh Party and the Company Contact shall discuss such plans, requirement or request and any related First Refusal Services. In connection with, and as part of, such discussion, the Contact Person may request that the Dr. Yoh Parties cause the appropriate First Refusal Entity to give a First Refusal Notice (as defined below) to the Company with respect to such plans, requirement or request and such related First Refusal Services. In the event that the Contact Person does not request a First Refusal Notice in connection with or within five (5) business days after such discussion, the Dr. Yoh Parties shall have no further obligations under this Section 12.11 with respect to such plans, requirement or request or related First Refusal Services as are the subject of such discussion.

(ii) If the Company Contact requests a First Refusal Notice pursuant to Section 12.11(a)(i) hereof, the Dr. Yoh Parties shall cause the First Refusal Entity to give written notice (the “First Refusal Notice”) to the Company setting forth, at a minimum, the following with respect to the plans, requirement, request and First Refusal Services that are the subject of such request: (A) that the First Refusal Entity desires to make a proposal to offer, plans to enter into a contract to offer, is required to or is otherwise being requested to perform the First Refusal Services, and describing in reasonable detail the proposed terms and conditions relating to such First Refusal Services including, without limitation, the particulars of the First Refusal Services to be performed, the schedule for performance, the consideration to be paid, the name and address of the customer for whom the First Refusal Services will be performed, (B) all applicable terms and conditions relating to the performance of the First Refusal Services, and any other pertinent information, and (C) that the First Refusal Entity offers the right of first refusal to the Company to perform such First Refusal Services on the First Refusal Entity’s behalf.

(b) Within fifteen (15) days after its receipt of the First Refusal Notice (the “Offering Period”), the Company may elect to perform all or a portion of the First Refusal Services set forth in the First Refusal Notice, at its sole option, by giving written notice to such First Refusal Entity. The First Refusal Services shall be performed by Company under the terms and conditions as set forth in the First Refusal Notice. Failure of the Company to give notice to such First Refusal Entity of its election to perform the First Refusal Services within the Offering Period shall be deemed to be its refusal to perform such First Refusal Services.

(c) If the Company declines to perform all or any part of the First Refusal Services, the First Refusal Entity shall be free to either (i) perform such First Refusal Services itself, or (ii) subcontract such First Refusal Services to any other Person, in all cases upon terms and conditions, and at pricing, which in the aggregate are no better than the terms and conditions and at the pricing set forth in the First Refusal Notice. Prior to permitting itself or any other Person to perform First Refusal Services on terms, conditions or pricing which in the aggregate are better than those terms and conditions set out in the First Refusal Notice, such First Refusal Entity must reoffer the First Refusal Services to the Company, and the Company will have the right of first refusal to perform such First Refusal Services under the same procedure as set forth above.

(d) The Dr. Yoh Parties shall cause each First Refusal Entity to agree to include in any proposal, bid, or other offer to perform First Refusal Services submitted after the Closing a provision permitting each First Refusal Entity to subcontract the performance of such First Refusal Services, unless the subcontracting to the Company is otherwise prohibited by Law or by any contract or agreement to which such First Refusal Entity is bound as of the Closing and listed in the certificate delivered pursuant to Section 2.3(a).

(e) Notwithstanding anything herein to the contrary, this Section 12.11 (i) shall not apply to any First Refusal Services with respect to which the subcontracting to the Company, or the granting of the right of first refusal to the Company to perform such First Refusal Services on the First Refusal Entity’s behalf, in each case as contemplated hereunder, would otherwise be prohibited by Law or by any contract or agreement to which such First Refusal Entity is bound as of the Closing and listed in the certificate delivered pursuant to Section 2.3(a), and (ii) shall terminate and be of no further force and effect if, after the Closing Date, the Company declines to exercise its right to perform First Refusal Services under every First Refusal Notice for a period of three (3) consecutive years.

12.12 Certain Contest Rights.

(a) Promptly after receipt by Parent, Purchaser, Company or any Seller of a written notice of any demand, claim or circumstance that, either at such time or after the lapse of time, might give rise to an adjustment or audit of any Tax Return of Company for periods ending on or prior to the Closing Date (“Seller Returns”), or Straddle Period Returns, the party receiving such notice shall notify the other parties hereunder (the “Tax Claim Notice”). The Tax Claim Notice shall contain factual information (to the extent known to the party receiving the inquiry or notice from the taxing authority) describing such demand, claim or circumstance, including any asserted tax liability (an “Asserted Tax Claim”) in reasonable detail and shall include copies of any notice or other document received in respect of any such Asserted Tax Claim.

(b) Subject to Parent’s right to participate in any tax proceeding as described below and right to control such proceeding under certain circumstances described below, the Seller Representative, at its own cost and expense, shall have the power and authority (i) to control the conduct of Company in respect of any Asserted Tax Claim to the extent it relates to any Seller Return (the costs of any such audit or examination shall be borne by Sellers), (ii) to determine whether and to what extent to amend any Seller Return (including any Short Period Return), and (iii) whether and to what extent Company shall extend or waive any statute of limitations for the assessment of any Tax with respect to any Seller Return, provided that Seller Representative shall not be permitted to take any such actions that will have an adverse effect on the Company, the Purchaser, the Parent or their Affiliates without the consent of the Parent. Parent shall have the right to participate in any Asserted Tax Claim proceedings such tax audit, examination, appeal or litigation (collectively, a “Asserted Tax Claim Proceeding”) at Parent’s sole expense, and, notwithstanding the immediately preceding sentence, to control any such tax proceeding if the amount claimed by the taxing authority in a notice of deficiency would result in a liability to Company that exceeds the balance of the Escrow Account or, if the resolution of the matter at issue in such tax proceeding could reasonably be expected to adversely affect Company, the Purchaser, the Parent or their Affiliates with respect to any period after the Closing. In no event shall the Seller Representative settle any such tax proceeding without Parent’s consent if such settlement would adversely affect Company with respect to any period after the Closing or result in any liability on the part of the Company, the Purchaser, the Parent or any of their Affiliates for which the Seller Parties are not obligated to indemnify the Purchaser pursuant to Article 11 of this Agreement; provided that Parent’s consent shall be required if the payment of the amount of such settlement plus the amounts of any additional pending claims for which the Purchaser Parties are entitled to indemnification pursuant to this Article 11 is greater than the amount remaining in the Indemnity Escrow Account.

(c) Subject to the Seller Representative’s right to participate in any tax proceeding as described below, the Parent, at its own cost and expense, shall have the power and authority (i) to control the conduct of Company in respect of any Asserted Tax Claim to the extent it relates to any Straddle Period Return, (ii) to determine whether and to what extent to amend any Straddle Period Return, and (iii) whether and to what extent Company shall extend or waive any statute of limitations for the assessment of any Tax with respect to any Straddle Period Return. The Seller Representative shall have the right to participate in any Asserted Tax Claim Proceedings at its sole expense. In no event shall the Company settle any such tax proceeding without Seller Representative’s consent if such settlement would materially and adversely affect the Sellers with respect to any period prior to the Closing; provided that Seller Representative’s consent shall not be unreasonably withheld or delayed and Seller Representative shall not be required to consent if any Tax position that the Company takes in connection with such settlement is consistent with the past practices of Parent, the Purchaser or the Company or is consistent with prudent practices of similarly situated business entities.

13. EXPENSES. Except as otherwise expressly set forth elsewhere in this Agreement, each of Purchaser and Parent shall bear its own legal and other fees and expenses incurred in connection with its negotiating, executing and performing this Agreement, including, without limitation, any related broker’s or finder’s fees, and Company and Sellers shall bear their respective legal and other fees and expenses incurred in connection with their negotiating, executing and performing this Agreement, including, without limitation, any related broker’s or finder’s fees, for periods on or before the Closing Date in accordance with Section 2.2(c); provided, however, that to the extent any such costs and expenses are paid for by Company they are fully reflected in the calculations in Section 2.2(c)(i)(B). Sellers shall bear their own legal and other fees and expenses incurred in connection with this Agreement after the Closing, including, without limitation, any related broker’s or finder’s fees, subject to the provisions of this Agreement. Sellers shall pay all applicable Taxes, if any, which are due as a result of the transfer of the Company Common Stock in accordance herewith.

14. AMENDMENT. This Agreement may be amended only by the execution and delivery of a written instrument by or on behalf of the Seller Representative and Purchaser.

15. BENEFIT AND ASSIGNABILITY. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, and no other person or entity (including the Former Option Holders) shall have any right (whether third party beneficiary or otherwise) hereunder. Sellers and Seller Representative acknowledge and agree that Purchaser or Parent may merge with another business entity after Closing, and any successor business entity will have all of the rights and remedies of Purchaser or the Parent, as applicable, hereunder. This Agreement may not be assigned by any party without the prior written consent of the other parties; provided, however, that Purchaser or the Parent may assign all or any portion of this Agreement to any Affiliate of Purchaser or the Parent, provided that Purchaser or Parent, as applicable, shall remain obligated for the payment of the Purchase Price and the performance its obligations under of this Agreement.

16. NOTICES. All notices, demands and other communications pertaining to this Agreement (“Notices”) shall be in writing addressed as follows:

If to Company (prior to the Closing) or to the Sellers:

Galaxy Scientific Corp.

3120 Fire Road

Egg Harbor Township, NJ 08234-5859

Attention: Dr. James Yoh

(Fax) 609/ 645-3316

with a copy to:

Venable LLP

575 7th Street, NW

Washington, DC 20004

Attention: Wallace E. Christner, Esq.

(Fax) 202/344-8300

If to the Purchaser or the Parent (or the Company after the Closing):

SRA International, Inc.

4300 Fair Lakes Court,

Fairfax, VA 22033

Attention: Corporate Secretary

(Fax) 703/803-1793

with a copy to:

Holland & Knight LLP

2099 Pennsylvania Avenue, N.W., Suite 100

Washington, D.C. 20006

Attention: William J. Mutryn

(Fax) 202/955-5564

If to the Seller Representative or the Sellers after Closing:

To the Seller Representative, at the address of which the Seller Representative gives written notice in the manner provided in this Agreement for giving Notice with a copy to:

Venable LLP

575 7th Street, NW

Washington, DC 20004

Attention: Wallace E. Christner, Esq.

(Fax) 202/344-8300

Notices shall be deemed given five (5) Business Days after being mailed by certified or registered United States mail, postage prepaid, return receipt requested, or on the first Business Day after being sent, prepaid, by nationally recognized overnight courier that issues a receipt or other confirmation of delivery. Notices delivered via facsimile will be deemed given when actually received by the recipient, provided that by no later than two days thereafter such notice is confirmed in writing and sent via one of the methods described in the previous sentence. Notices delivered by personal service shall be deemed given when actually received by the recipient. Any party may change the address to which Notices under this Agreement are to be sent to it by giving written notice of a change of address in the manner provided in this Agreement for giving Notice.

17. WAIVER. Unless otherwise specifically agreed in writing to the contrary: (i) the failure of any party at any time to require performance by the other of any provision of this Agreement shall not affect such party’s right thereafter to enforce the same; (ii) no waiver by any party of any default by any other shall be valid unless in writing, and no such waiver shall be taken or held to be a waiver by such party of any other preceding or subsequent default; and (iii) no extension of time granted by any party for the performance of any obligation or act by any other party shall be deemed to be an extension of time for the performance of any other obligation or act hereunder.

18. ENTIRE AGREEMENT. This Agreement (including the Exhibits and Disclosure Schedules hereto, which are incorporated by reference herein and deemed a part of this Agreement) and the Transaction Documents constitute the entire agreement between the parties with respect to the subject matter hereof and referenced herein, and supersede and terminate any prior agreements between the parties (written or oral) with respect to the subject matter hereof, including without limitation the non-disclosure letter agreement dated February 25, 2005. This Agreement may not be altered or amended except by an instrument in writing signed by the party against whom enforcement of any such change is sought.

19. COUNTERPARTS. This Agreement may be signed in any number of counterparts with the same effect as if the signature on each such counterpart were on the same instrument. Facsimiles of signatures shall be deemed to be originals.

20. CONSTRUCTION. The headings of the Sections of this Agreement are for convenience only and in no way modify, interpret or construe the meaning of specific provisions of the Agreement.

21. EXHIBITS AND DISCLOSURE SCHEDULES. The Exhibits and Disclosure Schedules to this Agreement are a material part of this Agreement.

22. SEVERABILITY. In case any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions will not in any way be affected or impaired. Any illegal or unenforceable term shall be deemed to be void and of no force and effect only to the minimum extent necessary to bring such term within the provisions of applicable Law and such term, as so modified, and the balance of this Agreement shall then be fully enforceable.

23. CHOICE OF LAW.

(a) Choice of Law. This Agreement is to be construed and governed by the laws of the State of Delaware (without giving effect to principles of conflicts of laws). Purchaser, Company and each Seller irrevocably agree that any legal action or proceeding arising out of or in connection with this Agreement may be brought in any state court located in Fairfax County, Virginia or in the United States District Court, Eastern District of Virginia (or in any court in which appeal from such courts may be taken), and each party agrees not to assert, by way of motion, as a defense, or otherwise, in any such action, suit or proceeding, any claim that it is not subject personally to the jurisdiction of such court, that the action, suit or proceeding is brought in an inconvenient forum, that the venue of the action, suit or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court, and hereby agrees not to challenge such jurisdiction or venue by reason of any offsets or counterclaims in any such action, suit or proceeding.

(b) Dispute Resolution. Prior to initiating any legal action or other legal proceeding arising out of or relating to this Agreement or the Escrow Agreement, a party hereto shall:

(i) appoint a designated representative for it whose task it will be to meet for the purpose of endeavoring to resolve any such dispute, which designated representative shall contact any other applicable party hereto. Each other applicable party shall thereafter also appoint a designated representative. If such party is an individual, it shall be the designated representative. If such party is not an individual, its designated representative shall be a senior level manager of such party or other person with the authority to make decisions and/or commitments on behalf of the respective party to resolve the dispute. The designated representatives shall meet as often as the parties reasonably deem necessary to discuss the problem in an effort to resolve the dispute without the necessity of any formal proceeding. Unless delay would impair a party’s rights under applicable statutes of limitations, formal proceedings for the resolution of a dispute may not be commenced until the earlier of: (A) the designated representatives concluding in good faith that amicable resolution through continued negotiation of the matter does not appear likely; or (B) the expiration of the thirty (30) day period immediately following the initial request to negotiate the dispute; and

(ii) thereafter, if any such dispute remains unresolved, request mediation of any dispute arising out of any of the terms, provisions, or conditions of this Agreement. The mediation shall be non-binding and be held in Fairfax County, Virginia, before a mutually agreeable mediator selected through The McCammon Group. The mediation shall be commenced by any party making a written demand for mediation to the administrator of The McCammon Group and serving the demand on the opposing party (ies). Within fifteen (15) days after such demand is made, the parties shall mutually select a mediator through The McCammon Group. If the parties are unable to agree on a mediator, the administrator of The McCammon Group shall select an independent mediator. Participation in the mediation shall not adversely affect any right or legal remedy the parties hereto may otherwise have. Either party shall have the right to terminate such mediation at any time after thirty (30) days after such mediation commences.

24. PUBLIC STATEMENTS. Purchaser and Parent will determine when to announce the transactions contemplated hereby, which announcement shall require mutual agreement unless Purchaser or Parent is legally required to make such disclosure. Parent will consult with the Seller Representative in advance regarding the content of any such announcement. The Company, the Sellers and the Seller Representative agree (a) not to make any public announcements in connection with the transactions contemplated hereby and (b) to consult with the Parent prior to and with respect to any internal communications with Company employees regarding the proposed transaction.

25. COUNSEL. Each party has been represented, or had or was informed of the opportunity to be represented, by its own counsel in connection with the negotiation and preparation of this Agreement and, consequently, each party hereby waives the application of any rule of Law that would otherwise be applicable in connection with the interpretation of this Agreement, including but not limited to any rule of law to the effect that any provision of this Agreement shall be interpreted or construed against the party whose counsel drafted that provision.

26. WAIVER OF TRIAL BY JURY. THE PARTIES HERETO HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT ANY MAY HAVE TO A TRIAL BY JURY IN RESPECT TO ANY LITIGATION BASED HEREON, OR ARISING OUT OF, UNDER, OR IN CONNECTION WITH THIS AGREEMENT AND ANY AGREEMENT CONTEMPLATED TO BE EXECUTED IN CONNECTION HEREWITH, OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY IN CONNECTION WITH SUCH AGREEMENTS.

27. REMEDIES. Except as specifically set forth in this Agreement, any party having any rights under any provision of this Agreement will have all rights and remedies set forth in this Agreement and all rights and remedies which such party may have been granted at any time under any other contract or agreement and all of the rights which such party may have under any Law. Any such party will be entitled to (i) enforce such rights specifically, without posting a bond or other security, (ii) to recover damages by reason of a breach of any provision of this Agreement and (iii) to exercise all other rights granted by Law.

28. NO THIRD PARTY BENEFICIARIES. This Agreement will not confer any rights upon any Person other than the parties hereto and their respective successors and assigns.

29. SELLER REPRESENTATIVE.

(a) By the execution and delivery of this Agreement, Company and each Seller and, by execution and delivery of an Option Termination Agreement, each Former Option Holder hereby irrevocably constitute and appoint Dr. James Yoh as the true and lawful agent and attorney-in-fact (the “Seller Representative”) of such Seller and Former Option Holder with full powers of substitution to act in the name, place and stead of such Seller and Former Option Holder in connection with this Agreement under the terms and provisions of this Agreement, as the same may be from time to time amended, and to do or refrain from doing all such further acts and things, and to execute all such documents on behalf of the Sellers and Former Option Holders, if any, as the Seller Representative shall deem necessary or appropriate in connection with any of the transactions contemplated under this Agreement, including:

(i) to agree upon or compromise any matter related to the calculation of any adjustments, under this Agreement;

(ii) to direct the distribution of the Purchase Price;

(iii) to act for the Sellers and Former Option Holders with respect to all indemnification matters referred to in this Agreement, including the right to compromise on behalf of the Sellers and Former Option Holders any indemnification claim made by or against the Sellers or Former Option Holders, if any;

(iv) to act for the Sellers and Former Option Holders with respect to all post-Closing matters including pursuant to Section 12 and including to consent to the payment of funds in the Escrow Account to Purchaser and/or to petition the Escrow Agent for the release of any or all funds due the Sellers and Former Option Holders under the Escrow Agreement;

(v) to terminate, amend, or waive any provision of this Agreement; provided that any such action, if material to the rights and obligations of the Sellers and Former Option Holders in the reasonable judgment of the Seller Representative, shall be taken in the same manner with respect to all the Sellers and Former Option Holders unless otherwise agreed by each of the Sellers and Former Option Holders who is subject to any disparate treatment of a potentially adverse nature;

(vi) to employ and obtain the advice of legal counsel, accountants and other professional advisors as the Seller Representative, in his sole discretion, deems necessary or advisable in the performance of his duties as the Seller Representative and to rely on their advice and counsel;

(vii) to retain a portion of the Purchase Price as a reserve against the payment of expenses incurred in his capacity as the Seller Representative;

(viii) to sign any releases or other documents with respect to and dispute or remedy arising under the Transaction Documents; and

(ix) to do or refrain from doing any further act or deed on behalf of the Sellers and Former Option Holders which the Seller Representative deems necessary or appropriate in his sole discretion relating to the subject matter of this Agreement as fully and completely as any of the Sellers and Former Option Holders could do if personally present and acting.

Without limiting the foregoing, after the Closing Seller Representative shall take the actions to be taken by the Sellers under Sections 12 and 24 hereof.

(b) The appointment of the Seller Representative shall be deemed coupled with an interest and shall be irrevocable, and any other Person may conclusively and absolutely rely, without inquiry, upon any actions of the Seller Representative as the acts of the Sellers and Former Option Holders hereunder and under the Option Termination Agreements appointing the Seller Representative in all matters referred to in this Agreement. Each of Company and Sellers and Former Option Holders appointing the Seller Representative hereby ratifies and confirms all that the Seller Representative shall do or cause to be done by virtue of such Seller Representative’s appointment as Seller Representative of the Sellers and Former Option Holders. The Seller Representative shall act for the Sellers and Former Option Holders appointing the Seller Representative on all of the matters set forth in this Agreement in the manner the Seller Representative believes to be in the best interest of the Sellers and Former Option Holders but the Seller Representative shall not be responsible to the Company nor any of the

Sellers or Former Option Holders for any loss or damage that the Company or any of the Sellers or Former Option Holders may suffer by reason of the performance by the Seller Representative of such Seller Representative’s duties under this Agreement, any Option Termination Agreement and any other agreement appointing such Seller Representative, other than loss or damage arising from willful misconduct or fraud in the performance of such Seller Representative’s duties under this Agreement.

(c) Each of the Sellers and Former Option Holders appointing the Seller Representative hereunder and under any Option Termination Agreement hereby expressly acknowledges and agrees that any Person shall be entitled to rely on any and all action taken by the Seller Representative under this Agreement without liability to, or obligation to inquire of, any of the Sellers and Former Option Holders. If the Seller Representative resigns or ceases to function in such capacity for any reason whatsoever, then the successor Seller Representative shall be the Person appointed by the Sellers and Former Option Holders that held a majority of the shares of Company Common Stock outstanding, or subject to outstanding options, immediately prior to the Effective Time; provided, however, that if for any reason no successor has been appointed within thirty (30) days, then any Seller, who as of the date and time immediately prior to the Effective Time, held more than five percent (5%) of the shares of Company Common Stock outstanding or subject to outstanding options shall have the right to petition a court of competent jurisdiction for appointment of a successor Seller Representative. The Company and the Sellers and Former Option Holders appointing the Seller Representative do hereby jointly and severally agree to indemnify and hold the Seller Representative harmless from and against any and all Loss (including without limitation attorneys’ fees) reasonably incurred or suffered as a result of the performance of such Seller Representative’s duties under this Agreement, except for any such liability arising out of the gross negligence or willful misconduct of the Seller Representative.

(SIGNATURE PAGE FOLLOWS)

IN WITNESS WHEREOF, the parties have executed this Stock Purchase Agreement as of the date first written above.

PARENT:

SRA International, Inc.

By:	/s/ RENATO A. DIPENTIMA
Renato A. DiPentima
President and Chief Executive Officer

PURCHASER:

Systems Research and Applications Corporation

By:	/s/ RENATO A. DIPENTIMA
Renato A. DiPentima
President and Chief Executive Officer

COMPANY:

Galaxy Scientific Corp.

By:	/s/ JAMES YOH
James Yoh
President

SELLER REPRESENTATIVE:

/s/ JAMES YOH
James Yoh

SELLERS:

/s/ JAMES YOH James Yoh

/s/ H. JULIE YOH H. Julie Yoh

/s/ CONSTANTINE KARMOKOLIAS Constantine Karmokolias

/s/ MICHELE A. ENGELHART Michele A. Engelhart

/s/ HARRY J. WILSON Harry J. Wilson

/s/ JAMES F. BOYLE, III James F. Boyle, III

/s/ DENNIS G. EVANS Dennis G. Evans

/s/ JOHN J. MCGRATH John J. McGrath

Signature page to Stock Purchase Agreement

/s/ THOMAS E. SNYDER Thomas E. Snyder

/s ROBIN L. TABER Robin L. Taber

/s/ WILLIAM HASSLER William Hassler

/s/ JANICE L. BOND Janice L. Bond

/s/ RONALD GORNTO Ronald Gornto

/s/ WILLIAM A. LILLARD William A. Lillard

/s/ JOHN T. O’CONNELL, JR. John T. O’Connell, Jr.

/s/ MICHAEL A. TONER, JR. Michael A. Toner, Jr.

Signature page to Stock Purchase Agreement